14008549

Received SEC

NOV 17 2014

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 to FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Ocean Thermal Energy Corporation
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

800 South Queen Street, Lancaster PA 17603
Telephone: (717) 299-1344
(Address, including zip code, and telephone number, Including area code of issuer's principal executive office)

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808
(302) 636-5440
(Name, address, including zip code, and telephone number, including area code, of agent for service)

8711	80-0968237
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Copies of communication, including communications sent to the agent for service should be sent to:

Gregory Sichenzia, Esq.
Thomas A. Rose, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel. No.: (212) 930-9700
Fax No.: (212) 930-9725

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

Our Directors

Jeremy P. Feakins, Director, Chairman of the Board, Chief Executive Officer and acting Chief Financial Officer

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Residence: 1200 W Penn Grant Road
Lancaster, PA 17603

James D. Greenberg, Director, Chief Sustainability Officer and Secretary

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Residence: 1352 Windmere Lane
Landisville, PA 17538

Frank E. DiCola, Director

Business address: DCO Energy, LLC
Brickworks Office Park
5429 Harding Highway, Building 500
Mays Landing, NJ 8330

Residence: 541 Pine Needle Drive
May Landing, NJ 08330

Our Officers

Jeremy P. Feakins, Director, Chairman of the Board, Chief Executive Officer and acting Chief Financial Officer

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Residence: 1200 W Penn Grant Road
Lancaster, PA 17603

James D. Greenberg, Chief Sustainability Officer and Secretary

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Residence: 1352 Windmere Lane
Landisville, PA 17538

Our General Partners

Not applicable

Record owners of 5 percent or more of any class of our equity securities

JPF Venture Fund I, LP

Business Address: 800 South Queen Street
Lancaster, PA 17603

Stephen Oney

Business Address: 9542 Ragsdale Drive
Jacksonville, FL 32257

Residence: 9542 Ragsdale Drive
Jacksonville, FL 32257

Jeremy P. Feakins

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Residence: 1200 W Penn Grant Road
Lancaster, PA 17603

Beneficial owners of 5 percent or more of any class of our equity securities

JPF Venture Fund I, LP

Business Address: 800 South Queen Street
Lancaster, PA 17603

Stephen Oney

Business Address: 9542 Ragsdale Drive
Jacksonville, FL 32257

Residence: 9542 Ragsdale Drive
Jacksonville, FL 32257

Jeremy P. Feakins

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Residence: 1200 W Penn Grant Road
Lancaster, PA 17603

Jeremy P. Feakins & Associates, LLC

Business address: 1200 W Penn Grant Road
Lancaster, PA 17603

Our promoters

Not applicable

Our Affiliates

We are the result of a merger that occurred December 31, 2013 between Ocean Thermal Energy Corporation, a Delaware corporation, and Broadband Network Affiliates, Inc. ("BBNA, Inc."). In the merger, Ocean Thermal Energy Corporation merged with and into BBNA, Inc., with BBNA, Inc. surviving. After the merger, BBNA, Inc. changed its name to Ocean Thermal Energy Corporation. We own 100% of the following subsidiaries either directly or indirectly:

- Ocean Thermal Energy Bahamas Ltd. ("OTEB"), a Bahamas private company. OTEB in turn holds 100% of the issued share capital of OTE BM and OTE Bahamas O&M Ltd., a Bahamas private company.
- OCEES International, Inc., a Hawaiian corporation.
- Ocean Thermal Energy Cayman, Ltd. ("OTE Cayman") a Cayman corporation. OTE Cayman in turn holds 100% of OTE HC, Ltd., a Cayman corporation.
- Ocean Thermal Energy Holdings, Ltd., a Bahamas private company.
- OTE-BM Energy Partners, LLC, a Delaware limited liability company.
- OTEC Innovation Company, Inc., a Delaware corporation.

Our affiliates also include the following individuals:

Jeremy P. Feakins, Director, Chairman of the Board, Chief Executive Officer and acting Chief Financial Officer
James D. Greenberg, Chief Sustainability Officer and Secretary
Frank E. DiCola, Director

Counsel to the issuer with respect to the proposed offering

Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, NY 10006
Attn: Gregory Sichenzia, Esq.
Thomas A. Rose, Esq.

Underwriters with respect to the proposed offering

Our officers and directors may be deemed underwriters in this offering.

Underwriter's directors

Not applicable

Underwriter's officers

Not applicable

Underwriter's general partners

Not applicable

Counsel to the underwriter

Not applicable

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by our affiliates.

ITEM 4. Jurisdictions in Which Securities Are to be offered

The offering will initially be a rights offering to existing stockholders, made on our behalf by our officers. Our existing stockholders are located in the following jurisdictions: Arizona, California, Canada, Colorado, Delaware, Florida, Hawaii,

Illinois, Indiana, Maryland, Massachusetts, Michigan, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, The U.S. Virgin Islands, Vermont, Virginia, the District of Columbia and West Virginia. If the full amount of the offering is not purchased by existing stockholders, any unsubscribed shares will then be offered in the United States, Canada, the U.S. Virgin Islands and countries within the European Union, possibly by a dealer manager, but a dealer manager has not yet been engaged.

Please refer to the Section in Part II of this Offering Statement entitled "Plan of Distribution" for more details regarding our plan of offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

We are the result of a merger that occurred December 31, 2013 between Ocean Thermal Energy Corporation, which was incorporated on October 18, 2010 in the State of Delaware, and Broadband Network Affiliates, Inc. ("BBNA, Inc."). In the merger, Ocean Thermal Energy Corporation merged with and into BBNA, Inc., with BBNA, Inc. surviving. After the merger, BBNA, Inc. changed its name to Ocean Thermal Energy Corporation.

During the year prior to the filing of Offering Statement, we, our predecessors and affiliated issuers issued the following unregistered securities:

Broadband Network Affiliates, Inc. (Pre-Merger)

On December 12, 2013, Broadband Network Affiliates LLC ("BBNA, LLC"), a Nevada Limited Liability Company converted to Broadband Network Affiliates, Inc. ("BBNA, Inc.), a Delaware Corporation. As a result of this conversion, BBNA, Inc. issued 3,644,737 shares of its common stock to the following 92 shareholders. All shares issued were to prior owners of BBNA, LLC. This was an exchange with no consideration paid.

2000 Copiers & Fax
ADP Investor Communications
Arthur Gallagher & Co.
AT&T
Bank of America
Bell South Telco
Bob Babanian
Burrelle's Information Services
California Chamber of Commerce
CCC Communications
Channing Bete Co.
Charles Schwab & Co.
Charleton Springs, L. P.
Citicorp Vendor Finance
Cricket Feet / Keith Johnson
CSC – The United States Company
CT Corporation Systems
CurAnt Communications
De Lage Landen
Diane Gray
Evelyn Cook
Fairfax Capital Leasing
FedEx
First American Stock Transfer
FR Images, Inc.
Freedom Capital Holdings
Fullerton Radiology
Galina Gurova
Global Crossing Telecom
Growthink
Helen Knutson
Hogan & Hartson LLP
Hugh Gibson
InfoStreet, Inc.
Insty-Prints

International E-ZUP
IntraVision Software
Irina Shoket
Jacobson, White, Diamond & Brody
James West
Jason Dallas
John Harley Call
Johni Jackson-Newby
Kathleen Hack
Loeb & Loeb
Los Angeles Times
MCI-Worldcom
MonsterTrak.com
Nanette Nelson
Network Telecom
Nextel Communications
Office Depot
Pacific Bell Small Business
Paychex
Pitney Bowes
PR Newswire
Pro-Com Networks
Ravi Ahuja
RBZ, LLP
Robert Tullio
Rozsa & Chen
SBC Pacific Bell
Singer Lewak Greenbaum & Gold
Solomon Smith Barney
Staples Credit Card
Sterling Computers
Telenium Technologies
Teligent, Inc.
Test Equipment Corp.
The Rutter Group
Theodore Herman
Tracie Martin
Unicall
Union Bank of California
United Marketing Group
United Parcel Service
United Van Lines
UUNET Technologies
Verizon
Virtuosity
WAMnet Media East
Wells Fargo Bank ARM
Wendi Perez
West Group
William Rosenberg, Esq
Worldcom
Worldwide Express
XO Connections
Xpedx Paper & Graphics
Yosemite Waters
Kimberly West
James Alvin Trust

Ocean Thermal Energy Corporation (Pre-merger)

From August 1, 2013 until the merger with Broadband Network Affiliates on December 31, 2013, the former Ocean Thermal Energy Corporation issued 1,437,258 shares of its common stock to the following 25 investors under Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended ("Rule 506"). Total proceeds from the investments were $1,165,168.
Brian Vitz
Carlton & Pamela Boon
Carlton W. Boon and Pamela M. Boon JTWROS
Clifford & Carol Buck
David & Mary Jo Hollingshead
Debra Sanders
Donald & Kathleen Lindman
George & Melinda Georgelis
George and Tracy Sellers
George L Thomas II
Gian-Paolo Odorico
Gregory Ebersole
IRA Services Trust Company CFBO John Harnish IRA #419825
IRA Services Trust Company CFBO Timothy Neil Smith IRA #413914
Jack Smith
Jason Layman
John & Cathy Christie
John L Harnish
Lee Armstrong
Nicole Armstrong
Patricia Benedict
PENSCO Trust Company FBO Heidi P Robb IRA #080000003467
PENSCO Trust Company FBO Peter S Benson IRA #080000003464
Peter Benson
Sue Curtis

These shares had a share price ranging from $0.50 to $0.85 per share. All shares were issued to unrelated third party investors.

During this same time period this entity issued 80,884 shares of its common stock to the following four service providers. These shares were issued based on the cost of services provided divided by the share price of the then current Rule 506 offerings. These shares were issued under Section 4(a)(2) of the Securities Act of 1933, as amended.

James Bernieri
Jeremy and Wendy Donham
Steven L Johnson
Craig Shields

Ocean Thermal Energy (Post Merger)

As part of and subsequent to the merger, we have issued the following securities:

- We exchanged 68,910,001 shares of the common stock of pre-merger Ocean Thermal Energy Corporation for the same number of shares of common stock in the merged entity. These shares were held by the following 350 shareholders.

  2274779 Ontario Inc
  3930-40 East Genesee LLC
  A. Michelle Hussey
  Abraham L. & Linda D. Hershey
  Adam L. Thomas
  Adriano Calcagno
  Alan M. and Becky M. Knisley
  Albin F. Irzyk, Jr.
  Alexander Spira
  Amperiprise Trust Company FBO Paul Ogurcak IRA
  Andrew Welch
  Andrew Shertzer
  Angela L. Malinowski
  Ann Matson

Anne Zerbe
Anthony M. & Tanya J. Georgelis
B&B Enterprises
Baer Family LLC
Barb Lacek
Barlow International LLC
Bernardo & Martha Taormina
Betsy Wones
Bonnie K. Messick
Bradley D. Stein
Bradley S. and Beth A. White
Brian Emmerton
Brian Vitz
Brian R. McLaughlin
Bruce D. Fair
C. Lamar Nolt
C.H. Guernsey and Company
Carla Zielinski
Carlton W. Boon and Pamela M. Boon JTWROS
Carly Gray
Carmen A. Giamartino
Carol A. Hoover
Charles Kinloch
Charles F. Hartman, Jr.
Charles H. Baer
Charles Steven Day
Cheryl Scoles
Chloe Baer
Christine D. Wilson
Christopher J and Susan E Woodward
Christopher Looney
Clifford and Carol Buck
Colin E. Shultz
Craig Shields
Craig and Amy Milsten
Craig Milsten
Craig Schaszberger
Cristian Calcagno
Dana M. & Gail A. Peiterson
David Matson
David and Lisa Matson
David Hollingshead
David J. Booty
David Murphy
David Schwartz
David Smullen
DCO Energy LLC
Dean A. Merritt
Dean Leis
Debra K. Sanders
Dennis Fox
Donald I. and Kathleen L. Lindman
Donald K. and Dolores B. Sweigart
Douglas and Marcia Schultz
Douglas J. Goepfert
Douglas Schultz
Dr. William G. Booty
Dunbar M. Helsley
Dunbar M. Helsley, Jr.
Dustin DeMatteo
Edward Baer

Edward W. Martin
Eric Evers
Eric M and Marguerite M Kutz
Essam El-Maghrabi
Fernando Gonzalez
Francesco Caruso
Francesco Gaeta
Frank Adonnino
Frederick A. Garman
Frederico M. Caruso and Phyllis Graceffa
G. Andrew Male
Gary R. Steiner
Gene Duncan
George and Tracey Sellers
George Duncan
George Georgelis
George L. Thomas II
George L. Thomas II and Gretchen Thomas
Gian-Paolo Odorico
Giovanni Cucuzza
Giuseppe Amato
Giuseppe Ferrarelli
Gregory and Lorraine Orloff
Gregory Ebersole
Gregory Orloff
Hans Jurgen-Krock
Hart-Boillot, LLC (DBA HB Agency)
Henry Ofori-Atta
Holly G. Bell
HPM Investments LLC
Ignazio Caruso
IRA Resources Inc FBO Jon LaDelfa Roth IRA
IRA Resources Inc FBO Martin Estruch IRA
IRA Services Trust Company CFBO Bradley Scott White, IRA #IRA355586
IRA Services Trust Company CFBO David Smullen IRA #367710
IRA Services Trust Company CFBO Douglas J. Goepfert IRA #363649
IRA Services Trust Company CFBO Douglas J. Goepfert IRA #363650
IRA Services Trust Company CFBO Edward M Baer #IRA418122
IRA Services Trust Company CFBO Janet Veditz IRA
IRA Services Trust Company CFBO John Harnish IRA #419825
IRA Services Trust Company CFBO Judith A. White IRA #425898
IRA Services Trust Company CFBO Robert L White IRA #424547
IRA Services Trust Company CFBO Timothy Neil Smith IRA #413914
IRA Services Trust Company CFBO Victoria Edgerley
J. Tyler and Joan E. Zerbe
Jack K. Smith
Jack M. Manotti
James A. Bernieri
James C. and/or Dawna L. Heinrichs
James D. Greenberg
James E. Jewell
James F Olverd
Jason L. Herrold
Jason Layman
Jeffrey L. Schwartz
Jeffrey W. Ballagh
Jennifer H. Cheyney
Jeremy and Wendy Donham
Jeremy P. Feakins
Jim Garner
Jim and Linda Townsend

John Senft
John and Cathy Christie
John and Kathleen Staherski
John Benjamin Staherski
John D. Briggs
John L. Harnish
John Staherski
Jon A. Isaacson
Jon and Kristy Myers
Jon M LaDelfa
Jon M. LaDelfa
Jordon Morrison
Joseph A. Layman, Jr.
Joseph and Patricia Stalb
Joseph B. Townsend
Joseph Kunisky
Joseph Patrick O'Connell
Joshua M. Thomas
Joyce E. and Ronald E. Fink
Julia Fortier
Karen and Robert Klock
Kevin Scoles
Kris L. Mailey
Kristin S. Leonard
L. Andrew Pierson
Larry Snyder
Lawrence M. and Sandra S. Thomas
Lawrence Thomas
Lee Armstrong
Linda Baer
Lisa Baer Matson and Dave Matson
Lisa M. Nolt
Lisa Matson FBO David H. Matson
Lisa Matson FBO Emma Matson
Lisa Matson FBO James E. Matson
Lori E. & Jeffery A. Martin
Lori Townsend
Lynda L. Megoulas
Madison Baer
Mangold's Tax Service
Marc and Kim Roberts
Marcia L. Schultz
Mark Yana
Mark A. Steiner
Mark and Elizabeth Baer
Mark E. Baer
Mark Himelfarb
Mark Sant
Mark T. and Anne E. Zerbe
MART INN Inc.
Martin M. Estruch
Matthew B. Hoover
McStern LLC
Melissa K. Hutchinson
Melissa M. Olson
Meredith A. Thomas
Michael Allan Hall and Mary Ann Shanahan
Michael B. Hall
Michael Baer
Michael Emond
Michael J. Taylor

Michael J. Wernicki
Michael Perrucci
Michael R. and Romona M. Yergo
Michael R. Wilson, Jr.
Michael Shertzer
Michael Straub
Michelle Pokrifka
Michelle Pokrifka & Benjamin Pratt
Mike Sant
Mildred E. Shaver
MISO investments LLC
Natale Amato
Natalie C. Baer
Nicholas Boillot
Nicholas Chen
Nicole Armstrong
Nicolino Avicolli
Noreen M. Yazejian
Ocean Eight
Owen James Hannah
P. Alan and Linda K. Loss
Patricia A. Turner
Patricia Benedict
Patricia Lynn Fioramonti
Patrick McKenna
Paul & Susan Averill
Paul Glaab
Paula A. Vitz
PENSCO Trust Company Custodian FBO John Senft IRA #70003500
PENSCO Trust Company FBO Agnes Jones IRA #70003354
PENSCO Trust Company FBO Albin Irzyk Roth IRA #70001817
PENSCO Trust Company FBO Anthony Georgelis IRA #080000002068
PENSCO Trust Company FBO Beverly S. Provazzo Roth IRA #080000002547
PENSCO Trust Company FBO Brian P. Ford IRA #70002238
Pensco Trust Company FBO Charles F. Hartman, Jr. IRA #080000000864
PENSCO Trust Company FBO Diana B. Greenberg Roth IRA #
PENSCO Trust Company FBO Douglas L. Berman IRA #080000001242
PENSCO Trust Company FBO Elizabeth A Baer Roth IRA #2004128
PENSCO Trust Company FBO Essam El-Maghrabi IRA
PENSCO Trust Company FBO Gary Gasper IRA #70002400
PENSCO Trust Company FBO George A. Male IRA #080000001502
PENSCO Trust Company FBO Heidi P Robb IRA #080000003467
PENSCO Trust Company FBO Jack Staherski IRA #70002430
PENSCO Trust Company FBO James A Bernieri Roth IRA #080000002762
PENSCO Trust Company FBO James Bernieri IRA #2006573
PENSCO Trust Company FBO James Bernieri Roth IRA #20006572
PENSCO Trust Company FBO John Pako IRA #080000001469
PENSCO Trust Company FBO Jon Corbin IRA #70003308
PENSCO Trust Company FBO Kristin S. Leonard IRA #2006806
PENSCO Trust Company FBO Lawrence M. Thomas IRA #20006402
PENSCO Trust Company FBO Linda Kansa IRA #080000000737
PENSCO Trust Company FBO Lisa Bernieri IRA #2006574
PENSCO Trust Company FBO Lori E Townsend IRA #080000003516
PENSCO Trust Company FBO Lori Hershey Roth IRA #70002381
PENSCO Trust Company FBO Lynda L. Megoulas IRA #080000001505
PENSCO Trust Company FBO Matthew S. Leonard IRA #20006807
PENSCO Trust Company FBO Michael Baer Roth IRA #70002281
PENSCO Trust Company FBO Michelle Ruby Roth IRA #080000002197
PENSCO Trust Company FBO Nicholas J. Robert Roth IRA #080000002065
PENSCO Trust Company FBO Nicolle I. Pawelczyk IRA #70002408
PENSCO Trust Company FBO Paul J Bernieri Roth IRA #080000002791

PENSCO Trust Company FBO Peter S Benson IRA #080000003464
PENSCO Trust Company FBO Raymond Yazejian IRA #70003084
PENSCO Trust Company FBO Robert J. Wolfe IRA #080000001511
PENSCO Trust Company FBO Roger Carpenter IRA #20004801
PENSCO Trust Company FBO Russell Walton Roth IRA #20004781
PENSCO Trust Company FBO Sandra Duncan IRA #70002382
PENSCO Trust Company FBO Scott Keath IRA #20005225
PENSCO Trust Company FBO Suzanne G. Barham IRA #080000002122
PENSCO Trust Company FBO Tanya J. Georgelis IRA #080000002102
PENSCO Trust Company FBO Terry S. Ruby IRA #20006606
PENSCO Trust Company FBO Thomas Lacek II IRA #20006580
PENSCO Trust Company FBO Thomas R Hower Roth IRA #70002338
PENSCO Trust Company FBO Thomas W Townsend IRA #080000003515
PENSCO Trust Company FBO Thomas W. Hall Roth IRA #20004563
PENSCO Trust Company FBO Timothy R Hower IRA #20004766
PENSCO Trust Company FBO Tina Bowman IRA #70003242
PENSCO Trust Company FBO Tom J. Battle IRA #080000000545
PENSCO Trust Company FBO Tracy Kubena IRA #7003490
PENSCO Trust Company FBO Vincent C. Provazzo Roth IRA #080000002565
PENSCO Trust Company FBO William A. Patrick IRA #20007532
Peter Benson
Peter Evans
Peter H. Wolfson
Peter Piroli
Peyton Baer
Phillip L. Rickenbach
Phoenix Investment Mangement LLC
Pietro Carcioppolo
Queen Street Development Partners 1, LP
Ray K. and Nancy W. Woodward
Raymond V. Yazejian
Richard Montgomery Garrabrant
Richard S. Salamon
Richard Skala
Robert A. and Diane L. Pawelczyk
Robert J. Schefter And Nicole J. Grim
Robert L. Baker, Jr.
Robert P. Panco
Robert P. Shaver
Roberto Spatafora
Roger A. Carpenter, Jr
Ronald Fink
Ronald H and Norene C Taylor
Ronald L.
Ronald L. Ford
Rory Walker
Rosaria S. Caruso
Roy Bernardi
Russell Walton
Ryan Price
Samuel T. Cipriano
Sandra and Robert Casuilli
Sandra L. and Robert B. May
Sara Paine
Scott Keath
Scott Lennox & Joanna Lennox
Serena Cucuzza
Severino Marini
Sheldon Hunt
Son Hui and Jon Corbin
Son Hui Corbin

SRPN Partners
Stephen Oney
Stephen C. and Mary L. Boyer
Steve Keil
Steven J. Triantafyllou
Steven L. Johnson
Sue Curtis
Sue Curtis and Don Armstrong
Sun K. Pak
Sundazed LP
Ted Johnson
Terry S. and Michelle R. Ruby
The Jack D. Wallace & Majorie D. Wallace Recovable Trust
Thomas Wells
Thomas Townsend
Timothy R. Hower
Tod L. Bergen
Todd L. Oberman Living Trust
Tom & Lori Townsend
Tom J. Battle
Valentina Cucuzza
Vincenzo & Rosaria Taormina
Vita Chiara Caruso
Wanda E. Pargoe
Water and Energy Inc.
William A. Buchan
William K. and Angela H. Heiland
William R. Schultz
William Tell
Yarlas, Kaplan, Santilli and Moran, Ltd.
Zamalt, LLC

- We issued 4,000,000 shares of common stock pursuant to the exercise of certain warrants by 29 holders, which warrants were issued by pre-merger BBNA under an 1145 Bankruptcy exemption. The exercise price of these warrants was $0.50 per share for a total consideration of $2,000,000.

Anthony Mosca
Brian Smyth
Brian Vitz
Dana Peiterson
The David F Bolger Revocable Trust
David Schwartz
Eric M Kutz
Ignazio Caruso
James A Bernieri
Judson Street
Steve Keil
Charles Kinloch
Matthew B Hoover
Keith and Melissa Waligora
Mart Inn Inc.
Pensco Trust Company FBO Nicholas Robert IRA
Noel Smyth
Patrick Chieppor
Paul Bernieri
Ameriprise Treust Co FBO Paul L Ogurcak IRA
Gregory Ebersole
Lawrence Thomas
Pensco Trust Company FOB Peter H Wolfson
Bradley White
Michael R Wilson Jr

Joel Ditchik
Tom & Lori Townsend
Pamela & Carlton Boon
Timothy Smith

- We issued 120,235 shares of common stock at $0.85 per share under Rule 506 to the following seven investors. Total consideration received was $102,200.

  IRA Services Trust Company CFBO Robert L White IRA #424547
  IRA Services Trust Company CFBO Judith A. White IRA #425898
  Michael B. Hall
  Jonathan & Kristy Myers
  Steven M Carr
  Michael and Amy McHugh
  Chris and Sue Timan

- We issued 2,174 shares of common stock to the following providers of services to us under Section 4(a)(2) of the Securities Act of 1933, as amended. The value per share was $0.85. The value of the services was $1,848.

  Rachel Beddard
  Carolyn Artin

- We sold 139 convertible bonds for $1,200 each to five investors. Each bond can be converted to 1,000 shares of the Company's Common stock at $1.20 per share. These were sold under subsection (c) of Rule 506. Total consideration for the bonds was $166,800.

  William C Schultz
  Thomas & Ann Hinkle
  Richard Toews
  Catherine A Thoma Revocable Trust
  Steven and Cecelia O'Day

- We issued short-term notes with a face value of $2,465,000 along with 13,212,500 warrants with an exercise price of the greater of ½ of the Company's listing price on a public exchange or $0.425 per share. These were issued under Rule 506 to Jeremy P. Feakins & Associates, LLC.

There were no unregistered shares of us or any of our predecessors or affiliated issuers that were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.
The exchange of LLC interests for shares of BBNA, Inc. was a conversion of such LLC units for shares in BBNA, Inc. upon conversion of the LLC into a corporation, and therefore can be viewed as an exchange of securities between an issuer and its existing security holders pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. The securities described above as having been offered and sold pursuant to Rule 506 (other than 506(c)) were offered and sold only to accredited investors and without the use of general solicitation. Securities above described as having been offered and sold pursuant to Rule 506(c) were sold solely to accredited investors. Securities described above as having been offered and sold pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, were offered to a very limited number of investors (one to five), without the use of general solicitation.

ITEM 6. Other Present or Proposed Offerings

Neither we nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A at this time.

ITEM 7. Marketing Arrangements

Neither we nor any person named in Item 1 above is aware of any arrangement for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

There are no experts named in this offering statement as having prepared or certified any part thereof that were employed for such purpose on a contingent basis or had a material interest in us or any of our parents or subsidiaries or was connected with us or any of our subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

We did not use a publication authorized by Rule 254 prior to the filing of this notification.

Date of this Preliminary Offering Circular: November 14, 2014

PART II —OFFERING CIRCULAR

Ocean Thermal Energy Corporation

Type of securities offered: Common stock and rights to purchase common stock

Maximum number of securities offered: One right for each share of common stock held by each holder, or 76,677,147 rights, and 5,000,000 shares of common stock

Minimum number of securities offered: One right for each share of common stock held by each holder, or 76,677,147 rights, and 2,000,000 shares of common stock

Price per security: Rights are distributed without charge; $1.00 per share of common stock purchased

Total proceeds: If maximum sold: $5,000,000 If Minimum sold: $2,000,000
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what percent is commission of price to public? None

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [x] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify)

We plan to register, but have not yet registered, this offering in all fifty states of the United States, the countries in the European Union, Canada, and the U.S. Virgin Islands.

TABLE OF CONTENTS

Date of this Preliminary Offering Circular: November 14, 2014

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 100 pages.

Ocean Thermal Energy Corporation

***** Transferable Rights to Subscribe for up to 5,000,000 Shares of Common Stock at $1.00 per Share and up to 5,000,000 shares of Common Stock including shares issuable upon exercise of the Rights**

We are distributing at no charge to the holders of our common stock on November ___, 2014, which we refer to as the record date, subscription rights to purchase up to an aggregate of 5,000,000 shares of our common stock. We will distribute to you one right for every share of common stock that you own on the record date.

You are receiving this offering circular because you held shares of our common stock as of the close of business on November ___, 2014, the record date for this rights offering. As of the record date, there are 76,677,147 shares of common stock outstanding and 97,208,647 on a fully-diluted basis. We have granted you one right for each share of our common stock that you owned on the record date. You may purchase one share of our common stock for every 15.33543 rights granted to you. If you exercise your rights in full, you may also concurrently exercise an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to availability and allocation of shares among persons exercising this over-subscription right. The over-subscription rights allow a holder to subscribe for an additional amount equal to up to 500% of the shares for which such holder was otherwise entitled to subscribe. The exercise price for over-subscription rights is the same as the exercise price per whole share as the basic subscription rights. Rights may only be exercised for whole numbers of shares; no fractional shares of common stock will be issued in this offering.

We intend to offer any shares of common stock that remain unsubscribed (after taking into account all over- subscription rights exercised) at the expiration of the rights offering to the public at $1.00 per share of common stock, for a period of 30 trading days, which may be extended for up to 60 additional trading days in the sole discretion of the Company.

The rights will expire at 5:00 p.m., New York City time, on December __, 2014, which date we refer to as the expiration date. If the rights offering is undersubscribed, we may extend the period for exercising the rights for up to an additional 30 trading days in our sole discretion. A "trading day" is any day the NASDAQ Stock Market is open for trading. Any rights not exercised at or before that time will expire worthless without any payment to the holders of those unexercised rights. There is a $2,000,000 minimum subscription amount required for consummation of the rights offering. We will raise no more than $5,000,000 in this offering.

Summary of the Rights Offering

Securities Offered	We are distributing at no charge to the holders of our common stock on November __, 2014, which we refer to as the record date, 97,208,647 subscription rights to purchase up to an aggregate of 5,000,000 shares of our common stock. We intend to offer any shares of common stock that remain unsubscribed and additional shares up to a maximum of 5,000,000. We expect the total purchase price for the securities offered in this rights offering to be $5,000,000 assuming full participation in the rights offering and full sale of additional shares of common stock, of which no assurances can be given.
Basic Subscription Right	We will distribute one right to the holder of record of every share of common stock that is held by the holder of record on the record date. 15.33543 rights entitle the holder to purchase one share of common stock at the subscription price of $1.00 per share, which we refer to as the basic subscription right.
Over-Subscription Right	Holders who fully exercise their basic subscription rights will be entitled to subscribe for additional shares that may remain unsubscribed as a result of any unexercised basic subscription rights, which we refer to as the over-subscription rights. The over-subscription rights allow a holder to concurrently subscribe for an additional amount equal to up to 500% of the shares of common stock that such holder was otherwise entitled to subscribe. Oversubscription rights are exercisable at the same price per whole share as basic subscription rights. Rights may only be exercised for whole numbers of shares; no fractional shares of common stock will be issued in this offering. The percentage of remaining shares of common stock each over-subscribing rights holder may acquire will be rounded down to result in delivery of whole shares.
Record Date	Close of business on November __, 2014.
Dealer-Manager	Not applicable, although we may determine to engage a dealer manager at a future date.
Commencement Date of Subscription Period	November ___, 2014.
Expiration Date of Subscription Period	5:00 p.m., New York City time, on December ___, 2014, unless extended by us as described in this summary below under "Extension, termination and cancellation." Any rights not exercised at or before that time will have no value and expire without any payment to the holders of those unexercised rights.
Subscription Price	$1.00 per share, payable in immediately available funds.
Use of Proceeds	The proceeds from the rights offering and the common stock, less fees and expenses incurred, will be used primarily for current operations, and for general working capital purposes.
Transferable	The rights being distributed to the holders are transferable but will not be listed on any stock exchange or quotation system. The Company does not intend to make any effort to create a trading market for the rights nor do we anticipate any such market will develop. Rights will not be transferred by affiliates of the Company absent an appropriate exemption from registration.
No Recommendation	Our board of directors makes no recommendation to you about whether you should exercise any rights or purchase any shares. You are urged to consult your own financial advisors in order to make an independent investment decision about whether to exercise your rights or purchase shares. Please see the section of this offering circular entitled "Risk Factors" for a discussion of some of the risks involved in investing in our securities.

Minimum Subscription Requirement	There is a $2,000,000 minimum subscription requirement. We will only consummate the rights offering if the amount raised from the exercise of basic and over-subscription rights by the expiration date equals or exceeds $2,000,000.
Maximum Offering Size	We will we raise no more than $5,000,000 in this offering.
No Revocation	If you exercise any of your basic or over-subscription rights, you will not be permitted to revoke or change the exercise or request a refund of monies paid.
U.S. Federal Income Tax Considerations	A holder should not recognize income, gain, or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your own tax advisor as to the particular consequences to you of the rights offering.
Extension, Termination and Cancellation	*Extension.* If the rights offering is undersubscribed, our board of directors may extend the expiration date for exercising your subscription rights for up to an additional 30 trading days in their sole discretion. If we extend the expiration date, you will have at least ten trading days during which to exercise your rights. Any extension of this offering will be followed as promptly as practicable by an announcement, and in no event later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. *Termination; Cancellation.* We may cancel or terminate the rights offering at any time and for any reason prior to the expiration date. Any termination or cancellation of this offering will be followed as promptly as practicable by announcement thereof, and in no event later than 9:00 a.m., New York City time, on the next business day following the termination or cancellation.
Procedure for Exercising Rights	If you are the record holder of shares of our common stock, to exercise your rights you must complete the exercise form on the reverse of the subscription rights certificate and deliver it to the subscription agent, Continental Stock Transfer & Trust Company, together with full payment for all the subscription rights (pursuant to both the basic subscription right and the over-subscription right) you elect to exercise. The subscription agent must receive the proper forms and payments on or before the expiration date. You may deliver the documents and payments by mail or commercial courier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested. If you are a beneficial owner of shares of our common stock, you should instruct your broker, dealer, custodian bank, trustee or other nominee in accordance with the procedures described in the section of this offering circular entitled "The Rights Offering—Record Date Stockholders Whose Shares are Held by a Nominee."
Subscription Agent	Continental Stock Transfer & Trust Company.
Information Agent	MacKenzie Partners, Inc.
Questions	If you have any questions or need further information about this rights offering, please contact MacKenzie Partners, Inc., our information agent for the rights offering, at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free) or via email at oterights@mackenziepartners.com.
Shares Outstanding on the Record Date	76,677,147 shares or 97,208,647 shares on a fully-diluted basis as of November 1, 2014 (which excludes outstanding options, warrants and preferred stock convertible into or exercisable for shares of common stock).
Shares Outstanding after Completion of the Rights Offering	Up to 81,667,7147 shares of our common stock will be outstanding, assuming full participation in the rights offering and sale of the additional shares of common stock. These amounts exclude outstanding options, warrants and debt securities convertible into or exercisable for shares of common stock.

Issuance of the common stock	If you purchase shares pursuant to the basic or over-subscription right, we will issue certificates representing the shares of common stock to you promptly after receipt of payment after payment for all the shares subscribed for has cleared.
Risk Factors	Investing in our securities involves a high degree of risk. Stockholders considering making an investment in our securities should consider the risk factors described in the section of this offering circular entitled "Risk Factors."
Fees and Expenses	We will bear the fees and expenses relating to the rights offering.
Trading Symbol	Our common stock does not currently trade, but depository receipts are currently quoted and eligible for trading on the GXG Markets First Quote system under the symbol OTEC. Shares traded on the GXG are represented by depository receipts, but have the same rights as all other shares of common stock.
Distribution Arrangements	We do not currently have a dealer-manager for this offering, but reserve the right to retain one at a future date.

THE RIGHTS OFFERING

Terms of the Offer

We are distributing at no charge to the holders of our common stock on November __, 2014, subscription rights to purchase up to an aggregate of 5,000,000 shares of our common stock. We expect the total purchase price for the securities offered in this rights offering to be $5,000,000, assuming full participation in the rights offering, and we intend to make additional shares not subscribed for in the rights offering available, up to a maximum of 5,000,000 shares, or an aggregate offering of $5,000,000.

Each record date stockholder is being issued one right for every share of our common stock owned on the record date. Each right carries with it a basic subscription right and an over-subscription right.

15.33543 rights entitle the holder to purchase one share of common stock at the subscription price of $1.00 per share, which we refer to as the basic subscription right.

Holders who fully exercise their basic subscription rights will be entitled to subscribe for additional shares of common stock that remain unsubscribed as a result of any unexercised basic subscription rights, which we refer to as the over-subscription right. The over-subscription right allows a holder to subscribe for an additional amount equal to up to 500% of the shares for which such holder was otherwise entitled to subscribe. Over-subscription rights are exercisable at the same price per whole share as basic subscription rights. Over-subscription rights will be allocated *pro rata* among rights holders who over-subscribed, based on the number of over-subscription shares to which they subscribed. Rights may only be exercised for whole numbers of shares; no fractional shares of common stock will be issued in this offering. The percentage of remaining shares each over-subscribing rights holder may acquire will be rounded down to result in delivery of whole shares. You must exercise your rights with respect to the basic subscription right and the over-subscription right at the same time.

Rights may be exercised at any time during the subscription period, which commences on November __, 2014 and ends at 5:00 p.m., New York City time, on December ___, 2014, the expiration date, unless extended by us for up to an additional 30 trading days, in our sole discretion.

The rights will be evidenced by subscription rights certificates which will be mailed to stockholders, except as discussed below under "Foreign Stockholders." The subscription rights are transferable but will not be listed for trading during the course of this offering.

For purposes of determining the number of shares a rights holder may acquire in this offering, brokers, dealers, custodian banks, trust companies or others whose shares are held of record by any depository or nominee will be deemed to be the holders of the rights that are issued to such depository or nominee on their behalf.

There is a $2,000,000 minimum subscription amount. We will we not raise more than $5,000,000 in this offering.

Allocation and Exercise of Over-Subscription Rights

In order to properly exercise an over-subscription right, you must: (i) indicate on the reverse of your subscription rights certificate that you submit with respect to the exercise of the rights issued to you how many additional shares you are willing to acquire pursuant to your over-subscription right and (ii) *concurrently* deliver the subscription payment related to the over-subscription right at the time you make payment for your basic subscription right.

If there are sufficient remaining shares out of the aggregate 5,000,000 available for sale, all over-subscription requests will be honored in full. If requests for shares pursuant to the over-subscription right exceed the remaining shares available, the available remaining shares will be allocated *pro rata* among rights holders who over-subscribe based on the number of over-subscription shares to which they subscribe. The percentage of remaining shares each over-subscribing rights holder may acquire will be rounded down to result in delivery of whole shares. The allocation process will assure that the total number of remaining shares available for over-subscriptions is distributed on a *pro rata* basis. The formula to be used in allocating the available excess shares is as follows:

$$\frac{\text{Number of Over-Subscription Shares Subscribed to by Exercising Rights Holder}}{\text{Total Number of Over-Subscription Shares Available for Rights Holders Exercising Their Over-Subscription Right}} \times \text{Shares Available for Rights Holders Exercising Their Over-Subscription Right}$$

Rights payments for basic subscriptions and over-subscriptions will be deposited upon receipt by the subscription agent and held in a segregated account with the subscription agent pending a final determination of the number of shares to be issued pursuant to the over-subscription right. If the pro-rated amount of shares allocated to you in connection with your over-subscription right is less than your over-subscription request, then the excess funds held by the subscription agent on your behalf will be returned to you promptly without interest or deduction. We will deliver certificates representing your shares of our common stock or credit your account at your nominee holder with shares of our common stock that you purchased pursuant to your over-subscription right as soon as practicable after the rights offering has expired and all proration calculations and reductions contemplated by the terms of the rights offering have been effected.

Brokers, dealers, custodian banks, trust companies and other nominee holders of rights will be required to certify to the subscription agent, before any over-subscription right may be exercised with respect to any particular beneficial owner, as to the aggregate number of rights exercised pursuant to the basic subscription right and the number of shares subscribed for pursuant to the over-subscription right by such beneficial owner.

Pro Rata Allocation if Insufficient Shares are Available for Issuance

If we receive a sufficient number of subscriptions, the aggregate dollar amount of the exercises could exceed the maximum $5,000,000 amount of this offering. In this case, we would reduce on a *pro rata* basis the number of subscriptions we accept so that: (i) we will not become obligated to issue, upon exercise of the subscriptions, a greater number of shares of common stock than we have authorized and available for issuance and (ii) the gross proceeds of this offering will not exceed the maximum $5,000,000 amount of this offering. In the event of any *pro rata* reduction, we would first reduce over-subscriptions prior to reducing basic subscription.

Expiration of the Rights Offering and Extensions, Amendments, and Termination

Expiration and Extensions. You may exercise your subscription rights at any time before 5:00 p.m., New York City time, on December __, 2014, the expiration date of the rights offering, unless extended. If the rights offering is undersubscribed, our board of directors may extend the expiration date for exercising your subscription rights for up to an additional 30 trading days, in their sole discretion. If we extend the expiration date, you will have at least ten trading days during which to exercise your rights. Any extension of this offering will be followed as promptly as practicable by an announcement, and in no event later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

We may choose to extend the expiration date of the rights in order to give investors more time to exercise their subscription rights in the rights offering. We may extend the expiration date of the rights offering by giving oral or written notice to the subscription agent and information agent on or before the scheduled expiration date. If we elect to extend the expiration date, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

Any rights not exercised at or before that time will have no value and expire without any payment to the holders of those unexercised rights. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.

Termination; Cancellation. We may cancel or terminate the rights offering at any time prior to the expiration date. Any cancellation or termination of this offering will be followed as promptly as practicable by an announcement or termination.

Reasons for the Rights Offering; Determination of the Offering Price

We are making the rights offering to raise funds for current operations, and for general working capital purposes. Prior to approving the rights offering, our board of directors carefully considered current market conditions and financing opportunities, as well as the potential dilution of the ownership percentage of the existing holders of our common stock that may be caused by the rights offering.

After weighing the factors discussed above and the effect of the approximately $5,000,000 in additional capital, before expenses, that may be generated by the sale of shares pursuant to the rights offering and sale of additional shares of common stock, our board of directors believes that the rights offering is in the best interests of our company. Although we believe that the rights offering will strengthen our financial condition, our board of directors is not making any recommendation as to whether you should exercise your subscription rights.

The subscription price per share for the rights offering was set by our board of directors. In determining the subscription price, the board of directors considered, among other things, the following factors:

- our business prospects;
- our assets, liabilities and cash flows;
- the fact that holders of rights will have an over-subscription right;
- the terms and expenses of this offering relative to other alternatives for raising capital;
- the size of this offering; and
- the general condition of the securities market.

Information Agent

MacKenzie Partners, Inc. will act as the information agent in connection with this offering. The information agent will receive for its services a fee estimated to be approximately $15,000 plus reimbursement of all reasonable out-of-pocket expenses related to this offering. The information agent can be contacted at the address below:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Collect: (212) 929-5500
Toll-free: (800) 322-2885
Email: oterights@mackenziepartners.com

Subscription Agent

Continental Stock Transfer & Trust Company will act as the subscription agent in connection with this offering. The subscription agent will receive for its administrative, processing, invoicing and other services a fee estimated to be approximately $10,000 plus reimbursement for all reasonable out-of-pocket expenses related to this offering.

Subscription rights certificates, with the information required on the reverse thereof, must be sent together with full payment of the subscription price for all shares subscribed for through the exercise of the subscription right and the over-subscription right to the subscription agent by one of the methods described below.

We will accept only properly completed and duly executed subscription rights certificates actually received at any of the addresses listed below, at or prior to 5:00 p.m., New York City time, on the expiration date of this offering. See "Payment for Shares" below. In this offering circular, close of business means 5:00 p.m., New York City time, on the relevant date.

Subscription Rights Certificate Delivery Method

By Mail/Commercial Courier/Hand Delivery:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
(917) 262-2378

Delivery to an address other than the address listed above will not constitute valid delivery and, accordingly, we may reject it.

Any questions or requests for assistance concerning the method of subscribing for shares or for additional copies of this offering circular or subscription rights certificates may be directed to the subscription agent at its telephone number and address listed below:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
(917) 262-2378

Stockholders may also contact their broker, dealer, custodian bank, trustee or other nominee for information with respect to this offering.

Methods for Exercising Rights

Rights are evidenced by subscription rights certificates that, except as described below under "Foreign Stockholders," will be mailed to record date stockholders. Rights may be exercised by completing and signing the reverse of the subscription rights certificate that accompanies this offering circular and mailing the certificate in the envelope provided, or otherwise delivering the completed and duly executed subscription rights certificate to the subscription agent, together with payment in full for the shares at the subscription price by the expiration date of this offering. Completed subscription rights certificates and related payments must be received by the subscription agent prior to 5:00 p.m., New York City time, on or before the expiration date, at the offices of the subscription agent at the address set forth above.

Exercise of the Over-Subscription Right

Rights holders who fully exercise all basic subscription rights issued to them may participate in the over-subscription right by indicating on the reverse of their subscription rights certificate the number of shares they are willing to acquire. If sufficient remaining shares are available after the basic subscription, all over-subscriptions will be honored in full; otherwise, remaining shares will be allocated on a *pro rata* basis as described under "Allocation of Over-Subscription Right" above.

Record Date Stockholders Whose Shares are Held by a Nominee

Record date stockholders whose shares are held by a nominee, such as a broker, dealer, custodian bank, trustee or other nominee, must contact that nominee to exercise their rights. In that case, the nominee will complete the reverse of the subscription rights certificate on behalf of the record date stockholder and arrange for proper payment by one of the methods set forth under "Payment for Shares" below.

Nominees

Nominees, such as brokers, dealers, custodian banks, trustees or depositories for securities, who hold shares for the account of others, should notify the respective beneficial owners of the shares as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the rights. If the beneficial owner so instructs, the nominee should complete the reverse of the subscription rights certificate and submit it to the subscription agent with the proper payment as described under "Payment for Shares" below.

General

All questions as to the validity, form, eligibility (including times of receipt and matters pertaining to beneficial ownership) and the acceptance of subscription forms and the subscription price will be determined by us, which determinations will be final and binding. No alternative, conditional or contingent subscriptions will be accepted. We reserve the right to reject any or all subscriptions not properly submitted or the acceptance of which would, in the opinion of our counsel, be unlawful.

We also reserve the right to waive any deficiency or irregularity with respect to any subscription rights certificate. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription rights certificates or incur any liability for failure to give such notification.

Rights are Transferable

The rights are transferable but will not be listed for trading.

Foreign Stockholders

Subscription rights certificates will not be mailed to foreign stockholders. A foreign stockholder is any record holder of common stock on the record date whose address of record is outside the United States and Canada, or is an Army Post Office (APO) address or Fleet Post Office (FPO) address. Foreign stockholders will be sent written notice of this offering. The subscription agent will hold the rights to which those subscription rights certificates relate for these stockholders' accounts, subject to that stockholder making satisfactory arrangements with the subscription agent for the exercise of the rights, and follow the instructions of such stockholder for the exercise of the rights if such instructions are received by the subscription agent at or before 11:00 a.m., New York City time, on December ____, 2014, three business days prior to the expiration date (or, if this offering is extended, on or before three business days prior to the extended expiration date). If no instructions are received by the subscription agent by that time, the rights will expire worthless without any payment to the holders of those unexercised rights.

Payment for Shares

A participating rights holder may send the completed subscription rights certificate together with payment for the shares acquired in the subscription right and any additional shares subscribed for pursuant to the over-subscription right to the subscription agent based on the subscription price of $1.00 per share. To be accepted, the payment, together with a properly completed and executed subscription rights certificate, must be received by the subscription agent at the subscription agent's office set forth above (see "—Subscription Agent"), at or prior to 5:00 p.m., New York City time, on the expiration date.

All payments by a participating rights holder must be in U.S. dollars by money order or check or bank draft drawn on a bank or branch located in the U.S. and payable to Continental Stock Transfer and Trust as Agent for benefit of (FBO) OTEC Subscription. Payment also may be made by wire transfer to _______________, ABA No. ________, Account _________, Continental Stock Transfer and Trust as Agent for benefit of (FBO) OTEC Subscription, with reference to the rights holder's name. The subscription agent will deposit all funds received by it prior to the final payment date into a segregated account pending pro-ration and distribution of the shares.

The method of delivery of subscription rights certificates and payment of the subscription price to us will be at the election and risk of the participating rights holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to 5:00 p.m., New York City time, on the expiration date. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check or money order.

Whichever of the methods described above is used, issuance of the shares purchased is subject to collection of checks and actual payment.

If a participating rights holder who subscribes for shares as part of the subscription right or over-subscription right does not make payment of any amounts due by the expiration date, the subscription agent reserves the right to take any or all of the following actions: (i) reallocate the shares to other participating rights holders in accordance with the over-subscription right; (ii) apply any payment actually received by it from the participating rights holder toward the purchase of the greatest whole number of shares which could be acquired by such participating rights holder upon exercise of the basic subscription any over-subscription right; and/or (iii) exercise any and all other rights or remedies to which it may be entitled, including the right to set off against payments actually received by it with respect to such subscribed for shares.

All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by us, which determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. The subscription agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription rights certificates or incur any liability for failure to give such notification.

Participating rights holders will have no right to rescind their subscription after receipt of their payment for shares.

Delivery of Stock Certificates

Stockholders whose shares are held of record by any depository or nominee on their behalf or on behalf of their broker, dealer, custodian bank, trustee or other nominee will have any shares that they acquire credited to the account of such depository or nominee. With respect to all other stockholders, stock certificates for all shares acquired will be mailed promptly after payment for all the shares subscribed for has cleared.

Distribution Arrangements

There is no dealer-manager for this offering at this time. If we do not complete the maximum amount of the rights offering, we may retain a dealer-manager to complete the offering.

To the extent we have shares remaining available (after taking into consideration all requested over-subscription rights), we will offer those shares to the public at the $1.00 per share purchase price.

THE REOFFERING OF REMAINING SHARES

Preliminary Nonbinding Subscriptions during Pendency of Rights Offering

We will permit prospective investors who are not stockholders eligible to participate in the rights offering and who desire to purchase shares of our common stock the right to submit nonbinding subscriptions with respect to shares of the common stock. Prospective investors who wish to do so should complete, date, and sign the preliminary subscription agreement which accompanies this offering circular and return it to:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
(917) 262-2378

Preliminary subscriptions are NOT binding on subscribers. Do NOT send payment for your shares at this time. Upon the completion of our rights offering, we will furnish an offering circular supplement that sets forth the results of our rights offering and the amount of unsubscribed shares accompanied by an acknowledgment of subscription to all subscribers. A copy of the acknowledgment of subscription accompanies this offering circular. Upon receipt of the offering circular supplement, each subscriber will be asked to do the following:

- Complete, date, and sign the acknowledgment of subscription.
- Make a check payable to "Ocean Thermal Energy Corporation" in an amount equal to the subscription price of $1.00 times the number of shares of common stock subscribed for.
- Return the completed acknowledgment of subscription and check to:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
(917) 262-2378

UPON OUR RECEIPT OF THE ACKNOWLEDGMENT OF SUBSCRIPTION, THE PRELIMINARY SUBSCRIPTION AGREEMENT WILL BECOME BINDING ON AND IRREVOCABLE BY THE SUBSCRIBER UNTIL THE EXPIRATION DATE OF THE REOFFER PERIOD.

Expiration Date

The reoffer period will expire at the earlier of 5:00 p.m., New York City time, 30 trading days after expiration of the rights or the date on which we have accepted subscriptions for all shares remaining for purchase as reflected in the offering circular supplement. The reoffer period may be extended for up to 60 trading days in the sole discretion of the Company. We refer to this date as the "Reoffer Expiration Date."

Discretion to Accept Subscriptions

We have the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the Reoffer Expiration Date. If we receive subscriptions for a total of more than that number of shares of common stock available for sale in the reoffer period, we may limit the number of shares sold to any subscriber. As a result, you may not receive any or all of the shares for which you subscribe.

We will notify subscribers no later than ten days after the expiration date as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, without interest.

Issuance of Stock Certificates

Promptly after the acceptance of a subscription, we will issue stock certificates representing the shares of common stock purchased by investors in the reoffer period. We will follow the instructions contained in the accepted Subscription Agreements when we issue the stock certificates.

Subscription Proceeds

We will promptly deposit all subscription proceeds as we receive them in a noninterest-bearing deposit account. Upon our acceptance of a subscription, the related subscription proceeds due to us will become immediately available for our use. Promptly following the Reoffer Expiration Date, we will refund any amounts due to subscribers whose subscriptions we did not accept as described under "Discretion to Accept Subscriptions" above.

THE COMPANY

1. *Exact corporate name*: Ocean Thermal Energy Corporation

State and date of incorporation: The Company's immediate predecessor, Broadband Network Affiliates, LLC, was formed as a Nevada limited liability company on August 6, 1999 and converted to a Delaware corporation on December 17, 2013. Ocean Thermal Energy Corporation, a Delaware corporation (referred to herein as "Ocean Thermal Energy Corporation (Delaware)"), was incorporated October 18, 2010 and was merged with and into BBNA, Inc. on December 31, 2013 (the "Merger"), after which BBNA, Inc. changed its name to Ocean Thermal Energy Corporation. References in this Offering Circular to the "issuer," "we," "us" or the "Company" refer to Ocean Thermal Energy Corporation, the post-Merger entity.

Street address of principal office: 800 South Queen Street, Lancaster, PA 17603

Company Telephone Number: (717) 299-1344

Fiscal year: December 31

Person(s) to contact at Company with respect to offering:

Jeremy P. Feakins, Director, Chairman of the Board, Chief Executive Officer and acting Chief Financial Officer

2. *RISK FACTORS*

(1) **We are reliant on our key executives and personnel** - Our business, development and prospects are highly dependent upon the continued services and performance of our directors and other key personnel. The experience, technical skills and commercial relationships of our personnel provide us with a competitive advantage. We believe that the loss of services of any existing key executives, for any reason, or failure to attract and retain necessary personnel, could have a material adverse impact on our business, development and financial condition, results of operations and prospects.

(2) **We currently do not maintain key man insurance** - There is no key man life insurance in place with respect to our key personnel.

(3) **Funding for our key projects may not be completed** – Our business is to build and operate power generation and air conditioning plants, for which large amounts of capital are required. We have received and executed a Term Sheet and Mandate Letter from Deutsche Bank, New York, NY, offering us approximately $100,000,000 in debt financing for our Baha Mar project, our first major project, which is discussed in more detail in Question 3 below. However, it is possible that we will not successfully reach financial close on the Baha Mar project with Deutsche Bank or any other financier, which would have a material adverse effect on our business.

(4) **We may not be able to collect the project arrangement fee we anticipate collecting at financial close of the Baha Mar project, even if we are successful in funding the Baha Mar project** - We anticipate we will be able to charge an arrangement fee at the time we raise the funds for each of our projects. While we understand this to be normal market practice the payment of such fee will be negotiated with the senior project lender, and it is not possible to state with certainty that the senior project lender will permit such charges to be paid to us.

(5) **Our investment in the Baha Mar project to date may not be fully credited to our portion of project equity at financial close.** As of the date of this filing, we have invested approximately $6,000,000 in the development of Baha Mar. The assets of this project are held by another entity of which we are currently an equity owner. While we expect the full amount of our investment in the project to count towards our equity in the project, there can be no assurance that this will be the case. We anticipate that our equity ownership in the entity that owns the project will exceed fifty-one percent (51%), but there can be no assurance that this will be the case. The revenue we receive from this project once it becomes operational will be a direct function of the equity we own in the entity that owns the project, so a reduction in our equity ownership of this project would have negative effects on its financial benefit to us, and a reduction below 50.001% could affect our control position in the project, and change the manner in which we account for Baha Mar revenues, cash flows, and earnings on our financial statements.

(6) **Prepaid project costs may not be reimbursed** - In order to win new contracts to build and operate new facilities, we will be required to pay for costs incurred in connection with carrying out feasibility studies or similar work prior to such contracts being entered into and prior to project funding being received. We expect that these costs would most often be reimbursed out of the project funding, but if we are unsuccessful in entering into a contract to build a facility, or even after we enter into such a contract we are unable to secure funding for that project, we may not be reimbursed for our up-front expenses. Even if we do secure a contract and financing, if the other partners in a project are unwilling to reimburse our costs in the terms of additional equity owned in the entity that owns and operates the project, we would suffer reduced equity in the project, or a higher level of project expenses than we anticipate.

(7) **Our projects may be delayed or may not be completed** – We plan to be engaged in long-term construction projects and, once in operation, the operation of ocean thermal energy conversion ("OTEC") and seawater air conditioning ("SWAC") plants over the 20-year or 30-year life of the service agreements for such projects. Any significant delay in the projects becoming operational may result in project revenues being deferred or in our being in breach of contract. While we have carefully mapped out the revenues and costs relating to each project, unforeseen costs could have a material adverse impact on the returns generated by each project. In addition, we negotiate with governments and other large organizations, where sales cycles are typically very long.

(8) **Competition may increase** - We believe there is currently limited direct competition in the business of designing, building and operating OTEC and SWAC facilities. This may change and competition may substantially increase, potentially making it difficult for us to win new contracts or operate profitably. We compete with all other types of power generation and air conditioning technologies, and any reduction in cost, environmental improvement or improvement in technology may make competing methods more economical or more attractive.

(9) **Technological advancements may render our products and services obsolete** – We operate in a fast-moving sector where new forms of power generation are continuously being researched. While we are currently confident that there is a market for our products, new developments may render such products obsolete or uncompetitive in the future.

(10) **We may not successfully manage growth** - We intend to execute certain expansion strategies. Our growth and future success will be dependent to some extent on the successful completion of the expansion strategies and the sufficiency of demand for our products and services. The execution of our expansion strategies may also place a strain on our managerial, operational and financial reserves. Should we fail to effectively implement such expansion strategies or should there be insufficient demand for our products and services, our business operations, financial performance and prospects would be adversely affected.

(11) **We may require additional investment capital** – We may require additional capital in the future for expansion, company operations, and/or business development, whether from equity or debt sources. There can be no guarantee that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. If additional funds are raised by issuing equity securities, or convertible debt securities, material dilution to the then-existing shareholdings may result. The level and timing of future expenditure will depend on a number of factors, many of which are outside of our control. If we are unable to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon such expansion, activities and/or business development which could adversely impact our business, development, financial condition, operating results and/or prospects.

(12) **Litigation could have a material adverse effect** – Legal proceedings, with or without merit, may arise from time to time in the course of our business, including in connection with intellectual property rights. We cannot prevent litigation from being brought against us. Any litigation brought against us could have a material adverse effect on our financial condition or results or operations. Our business may be materially adversely affected if we and/or our employees or agents are found liable for not having met the appropriate standard of care or exercised their discretion or authority in a prudent or appropriate manner in accordance with accepted standards.

(13) **Failure to implement internal controls could have a material adverse effect** – Our future growth and prospects will depend on our ability to manage our business and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, while at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with our growth could have a material adverse effect on our business, financial condition and results of operations.

(14) **Changing laws and regulations can adversely affect our business** - We will be subject to laws in various jurisdictions, including the United States, Commonwealth of The Bahamas, Sweden, the United Kingdom and the many jurisdictions where we have or may in the future have projects. Existing and future legislation, regulation and actions could cause additional expense, capital expenditure and restrictions and delays in our activities, the extent of which cannot be predicted. No assurance can be given that new laws, rules and regulations will not be enacted or existing laws, rules and regulations will not be applied in a manner which could limit or curtail certain of our activities or services or reduce their profitability.

(15) **Failure to maintain or form key relationships could adversely affect our business** - We rely significantly on maintaining good relationships with other entities (including with our joint venture partners, collaborators, customers, suppliers and contractors) and with regulatory and government (including regional government) agencies. There can be no assurance that our existing relationships will continue or that new ones will be successfully formed, and we could be adversely affected by changes to such relationships or difficulties in forming new relationships. Any circumstances which cause the early termination or non-renewal of one or more of these key business relationships could adversely impact our business, development, financial condition, operating results and/or prospects.

(16) **We may not receive required permits** – Our projects require us to obtain certain required permits. It is possible that not all required permits will be obtained, or if necessary permits are available, some may be difficult to obtain in a timely or cost-effective manner. We anticipate that the existence and degree of these risks could vary considerably between various locations, as permitting laws also vary between jurisdictions and governmental entities. We believe that by seeking site locations in countries or states with mandated renewable energy goals, such as the Commonwealth of The Bahamas, the political atmospheres that spawned such mandates should also be conducive to encouraging permits for renewable energy projects, which could in turn reduce permitting risks, but there is no guarantee that this belief will prove accurate.

(17) **We are subject to changing attitudes about environmental risks** – Our projects and proposals may face opposition from environmental groups. Each project is also expected to have different environmental issues, especially as many of our projects are not based in the U.S., and non-U.S. territories having a wide range of environmental standards. We intend to solicit input from environmental organizations and activists early in our design process in relation to our projects so that we can incorporate some or all of these organizations' recommendations into the project, thereby avoiding subsequent conflict or opposition, but there can be no assurance that such outreach will be effective in all cases, and if it is not, opposition to our projects could increase our cost and adversely affect the results of our operations.

(18) **We may be unable to find land suitable for our projects** – Each project site requires land of differing characteristics to permit the cost-effective construction of OTEC or SWAC plants, and suitable land may not always be available. Even if available, such land may be difficult to obtain in a timely or cost-effective manner. For example, we would prefer to place OTEC power systems and facilities as close to the ocean as possible. We hope to mitigate this risk by using land owned by local governments, rather than private individuals or entities, as targeting local governments with favorable energy policies or mandates should reduce land rights risks. Inability to secure appropriate land at a reasonable cost may render certain or our future projects economically unfeasible.

(19) **We Have a Limited Number of Suppliers for Certain Materials, Which Could Increase our Costs or Delay Completion of Projects** – In our systems, the two most important components are heat exchangers and deep-water intake pipes. Although there are multiple providers of each of these components, the supply of the best components comes from just a few companies globally. Should these resources become unavailable for any reason or too costly, we would be required to seek alternative suppliers. The products from such suppliers could be of a lesser quality or more costly, in any event requiring us to expend additional monies or time to complete our projects as planned. This could result in financials penalties or other costs to the Company.

(20) **There may be greater cost in building OTEC plants that generate over of 10 megawatts of electricity** – In order to successfully obtain debt financing for OTEC facilities, we must find engineering, procurement and construction ("EPC") contractors willing to enter into fixed-price contracts at a pricing that is economically viable for us. We have indications that EPC contractors, including our own partners, are willing to consider fixed price arrangements for up to 10 megawatt ("MW") OTEC facilities, but we have not yet discussed performance risk guarantees for OTEC plants greater than 10MW. The cost of construction for larger OTEC power systems may vary considerably. Such variances could include increases in construction costs, design costs and component procurement costs. As we gain more experience, we may improve upon efficiencies and accuracy in pricing. Failure to procure EPC contractors willing to perform fixed price contracts on facilities that produce more than 10MWs may have a material adverse effect on our operations.

(21) **We are subject to the laws of multiple jurisdictions** - Substantially all of our operations are conducted through subsidiaries that are organized under the laws of overseas jurisdictions and that may be further affected by local laws in each project jurisdiction. It is likely that the legal protections available to us under foreign laws, rules and regulations will be different from those available in the U.S., and any litigation or regulatory enforcement action in non-U.S. law governed territories may be protracted, and could result in substantial costs and diversion of financial and managerial resources.

(22) **We are subject to special risks due to operating in emerging markets** - Many of the territories that are best suited to our operations are in emerging markets. The political, economic, and social conditions in these jurisdictions will differ from those in more developed countries in many respects, including economic structure, level of government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, and the level of reliance on the rule of law. These governments regularly play a significant role in regulating industrial development by imposing industrial policies, and there can be no assurance that these governments will pursue policies of economic reform or that the direction of such reform will be beneficial to us. It is unclear how future economic reforms and macro-economic developments will affect the economic development of these jurisdictions. Further, there can be no assurance that such measures will be applied consistently and effectively or that we will benefit from or will be able to capitalize on such reforms. Our business may be adversely affected by any reform or an increase in lawlessness in such jurisdictions.

Emerging markets are often associated with high growth rates that may not be sustainable and may be accompanied by periods of high inflation. Rising inflation or related government monetary and economic policies in certain project jurisdictions may affect our ability to obtain external financing and reduce our ability to implement our expansion strategy. We can give no assurances that a local government will not implement general or project-specific measures to tighten external financing standards, or that, if any such measure is implemented, it will not adversely affect our future operating results and profitability.

(23) **We are subject to foreign exchange risk** – We are exposed to exchange rate fluctuations; principally those affecting the U.S. dollar and other currencies in jurisdictions in which we will conduct future business. Changes in foreign currency exchange rates may affect our pricing of products sold and materials purchased in foreign currencies. We may be able to reduce our exposure using certain derivative financial instruments, including foreign currency futures contracts, but these measures may or may not reduce our risk, and could require an increase in operating expenses.

(24) **We May Encounter Difficulties Repatriating Income from Foreign Jurisdictions** – We intend to only enter revenue generating agreements in which we are paid in US dollars directly to our US banks or through countries in which repatriation of the funds to our US accounts is unrestricted. However, situations could arise where we agree to accept payment in foreign jurisdictions and for which restrictions make it difficult or costly to transfer such funds to our US accounts. In such event, we could incur costs and expenses from our US assets for which we cannot recover income directly. This could require us to

obtain additional working capital from other sources which may not be readily available, resulting in increased costs and decreased profits, if any.

(25) **We are exposed to risks related to the overall economic climate** – We may be affected by unforeseen events outside of our control, including economic and political events and trends, inflation and deflation and/or currency exchange fluctuation. The combined effect of these factors is difficult to predict, and the value of our common stock could be affected adversely by changes in economic, political, administrative, taxation or other regulatory factors in any jurisdiction in which we operate. Deterioration in the economic climate could also result in a delay or cancellation of our OTEC and SWAC projects.

(26) **We are exposed to adverse consequences of force majeure events** – There is a risk that the markets in which we currently operate could be affected by events such as war, civil war, riot or armed conflict, acts of terrorism, floods, hurricanes, tsunamis, explosions or other catastrophes, epidemics or quarantine restrictions, which are outside of our control and generally not covered by insurance. Such events could have a variety of materially adverse consequences to us, including risks and costs related to decline in revenues or reputational damage, and injury or loss of life, as well as litigation related thereto.

(27) **Our shares are illiquid** – Although our depository receipts are quoted on and eligible for trading on the GXG Markets First Quote system, there is not currently a trading market in our shares, and one may not develop. If one does not develop, you may be required to hold your shares for an indefinite period of time.

(28) **The price of our common stock may experience considerable volatility over time** – If our shares do begin trading, the trading price may become subject to large price fluctuations in response to a number of events and factors, such as variations in operating results, announcements of innovations or new services by us or our competitors, changes in financial estimates and recommendations by securities analysts, the share price performance of other companies that investors may deem comparable to us, news reports relating to trends in our markets, large purchases or sales of our common stock, liquidity (or absence of liquidity) in our common stock, currency fluctuations, legislative or regulatory changes and general economic conditions. These fluctuations may adversely affect the trading price of our common stock, regardless of our financial performance.

(29) **We may not declare dividends** – There can be no assurance as to the level of future dividends, if we ever declare a dividend. The declaration, payment and amount of any future dividends on our common stock are set by our board of directors at its sole discretion, and will depend upon, among other things, our earnings, financial position, cash requirements and availability of profits, as well as the provisions of relevant laws and/or generally accepted accounting principles.

(30) **The offering price has not been set by any trading market** - The offering price per share (the "Offering Price") has been determined by our board of directors and may not relate to our net asset value, net worth or any established criteria or value, either market or otherwise. There can be no guarantee that shares of our common stock will ever be worth equivalent to or greater than the Offering Price.

(31) **The market's perception of us may decline** - Market perception of us may change, potentially affecting the value of investors' holdings and our ability to raise additional funds through the issuance of additional common stock or other equity-linked securities, or otherwise.

(32) **This offering may not be suitable for you** - You should consider carefully whether an investment in our stock is suitable in the light of your personal circumstances and the financial resources available to you. An investment in our shares involves a high degree of risk and may not be suitable for all recipients of this Offering Circular. We advise you to consult an appropriate investment advisor before making a decision to invest in our shares.

(33) **We will be subject to adverse changes in the price of traditional energy sources such as oil and natural gas** - The price of hydrocarbon-based energy varies with new energy discoveries and changes in technology pertaining to oil and gas production and transportation. While we believe that our products will be attractive even if oil and gas prices decline in the future, there can be no assurance that this is true. Prospective customers at least in part make purchasing decisions based on the economic attractiveness of various energy-producing alternatives, making a decline in the prices of these energy-producing alternatives a risk to our operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its Properties:*

(a) Describe in detail what *business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.*

We are a renewable electricity and chilled water provider (for air conditioning), and we plan to offer potable water systems that are co-located with our electricity-generation facilities. We have formed as a Delaware subchapter C corporation, and have formed various subsidiaries to directly own and manage our various projects around the world.

Business Model

We intend to design, build, own and operate electricity generation plants based on the principles of ocean thermal energy conversion (OTEC) described below. We also intend to design, build, own and operate water chilling / air cooling facilities based on the principles of seawater air conditioning (SWAC), also as described below. We intend to design, build, own and operate such plants around the world in locations that make application of these technologies practical. We currently have one SWAC project underway pursuant to an Energy Services Agreement (''ESA'') with the Baha Mar resort in The Bahamas, and have a number of memoranda of understanding regarding future potential projects. The lifespan of a project is expected to be as set forth below (summarized initially in the following table, with more detail that follows). The steps involved in each project are often set forth in a memorandum of understanding, which is typically entered into at the beginning of each project. Such memorandum are general in nature and do not bind the Company to specific terms for the project. The following is intended to be illustrative, but the particular characteristics of each project, and the time required for each stage, may vary significantly:

Stage	Estimated Time (months)	Cumulative Estimated Time (months)
Feasibility study to determine the suitability of OTEC or SWAC technology, and business negotiations	11 months	11 months
Energy Services Agreement (ESA) for SWAC or Power Purchase Agreement (PPA) for OTEC executed	1 month	12 months
Pre-development activities	4 months	16 months
-Refine design details	- 2 months	-
-Environmental impact study	- 2 months	-
Engineering studies	2 months	18 months
Government approvals and permits	1 month	19 months
Financing activities	2 months	21 months
Financial close	1 month	22 months
Construction (by EPC partner, which varies by project)	21 months	43 months
Begin and conduct operations	Beyond 43 months	

<u>Feasibility Study and Design</u>

The first step in evaluating OTEC or SWAC feasibility and performance for a given country and location is to perform a feasibility study. The feasibility study evaluates the resource conditions for OTEC or SWAC and, through the use of our proprietary software design tool, OTE SIM, a proposed initial design of the plant is determined as well as its estimated performance and cost. OTE SIM draws from OTEC designs, experience, data, and test results of numerous OTEC research and development plants developed and tested dating back to the late 1970s.

<u>Power Purchase Agreement (PPA) or Energy Services Agreement (ESA) Execution and Post-Execution Activities</u>

The PPA and ESA contracts memorialize and make legally binding our relationship with our customer. Once these documents are executed, in no particular order, we conduct additional studies (as necessary), refine our design details, conduct engineering studies (as necessary), and begin the process of securing financing to build the project.

Financing

We expect to fund the majority of the required capital amount required for each project with senior secured and mezzanine debt. We expect to create a country-specific, wholly-owned subsidiary for each project, which will in turn own a special purpose vehicle (SPV) that we will create to own the facility itself and hold the debt for such project. We expect we will be required to contribute approximately 10% to 25% of the required capital for each project to the special purpose vehicle as an equity investment. We expect to fund our equity ownership in each special purpose vehicle from internally-generated cash flow (revenues) or through additional capital raising activities. Our goal is to be the sole or majority equity owner of each special purpose vehicle, but we may be required in certain cases to partner with other equity investors. We then would procure the remainder of each project's financing through debt funding partners. In the case of our Baha Mar project, we believe that 90% of project funding will come from senior debt and mezzanine debt, leaving a ten percent (10%) equity capital requirement, although we cannot be certain of this until after financial close (described below).

Financial Close

Financial close occurs when all of the funding for a project has been raised, at which point construction can commence. We would typically receive a project arrangement fee at the point of financial close, although whether an arrangement fee will be paid may be a matter of negotiation with other partners.

Permitting; Regulation

Following the financial close, we may need to apply for permits to allow the construction of the project to start. Once the plant has been constructed, there are no material laws or regulations which will affect operation of the plant, other than generally applicable safety regulations in the Bahamas.

Construction

Once we have designed the system, we will review the design with our engineering, procurement, and construction ("EPC") partner (currently DCO Energy) to maximize the chances that the project can be delivered according to plan and on budget. Construction contracts are expected to be fixed price and to include penalties if the construction timetable is missed. We are currently in the late stages of finalizing our contract with DCO Energy for the Baha Mar project.

Operation

For OTEC (electricity generating) facilities we intend to enter into 20 to 30 year power purchase agreements ("PPAs") pursuant to which the project would supply fixed price, baseload electricity to its customers. This agreement structure allows customers to plan and budget their energy costs over the life of the contract. For our SWAC (air conditioning) systems, we intend to enter into 20 to 30 year energy service agreements ("ESAs") to supply minimum quantities of chilled water for use in a customer's air conditioning system. Our signed Baha Mar ESA has a term of 20 years, but can be extended further by written consent of both parties.

For OTEC and SWAC, the operations of the plant will be sub-contracted to third parties who will take responsibility for ensuring the efficient operation of the plants. We will be less exposed to any operational risk through the use of these subcontracting arrangements. Our goal is that each OTEC and SWAC project we undertake will conform to a template we have developed to permit the PPAs and ESAs to yield minimum target internal rates of return (IRRs), but there can be no guarantee that they will be achieved in practice, and our first projects are likely to have lower returns than our subsequent projects. Variances in IRR may occur due to a range of factors, some of which, including availability and structure of project finance and localized issues such as taxes, may be outside of our control.

We expect our OTEC contract pricing will either be charged on an "energy only" price per kWh or on the basis of a capacity payment priced per kW per month and an energy usage price per kWh. We expect this will enable us recoup our funding costs and capital repayments and allow us to earn a profit.

SWAC contract charges are likely to include three elements:

- Fixed Price – this is based upon the capital costs of the project paid over the term of the debt and with the intention of covering the costs of debt as well as a return on equity invested.

- Operation and Maintenance Payment – this covers the cost of the labor and fixed overheads needed to run the SWAC system as well as any traditional chiller plant operating to fulfil back-up or peak load requirements.

- Chilled Water Payment – is a variable charge based on the actual chilled water use and chilled water generated both by the SWAC and conventional system at the agreed upon conversion factors of kW/ton and current electricity costs in US$ per kWh.

While some of each project's early stage costs will be funded by us, we believe we will be able to recoup these costs in full at financial close from the funds we raise for each project. The cash flows of each project will normally involve the following phases:

- Initial outflow for expenditures on feasibility studies and permits;

- Inflow upon reimbursement of study and permit costs at financial close;

- Inflows to the special purpose vehicle in the form of project funding to fund the outflows of the costs of design and construction paid by the special purpose vehicle;

- Inflows in the form of income from each project when the project funding is raised; and

- Inflows in the form of payments under PPAs and ESAs to service and repay project funding and provide a return on investment.

Revenues

We anticipate that we will be able to charge a fee at financial close for each of our projects. We understand this to be normal market practice and we expect to receive an arrangement fee at financial close for the Baha Mar project, but it is not possible to state with certainty that the funders will permit us to receive such a fee. In addition, we expect to earn revenues from our share of the equity in each project, as well as revenues we derive from the operation and management of each facility. Lastly, we believe we may earn additional revenues from water desalination (OTEC only), fresh water sales (OTEC only), and nutrient-rich water sales for use in aquaculture (OTEC and SWAC).

Project Partners

We have entered into memoranda of understanding with several parties in respect of plant construction and the funding of the projects. A brief summary of the advisers and their background is shown below:

DCO Energy, LLC (www.dcoenergy.com)

DCO Energy, LLC is an independent American energy development company specializing in the development, engineering, construction, start up, commissioning, operation, maintenance and management, as well as ownership of central energy centers, renewable energy projects and combined heat, chilling and power production facilities.

DCO was formed in 2000 and has independently developed and/or operated energy producing facilities of approximately 275MW of electric, 400 MMBtu/hr of heat recovery, 1,500 MMBtu/hr of boiler capacity and 130,000 tons of chilled water capacity, totaling over $1 billion of assets. DCO provides financing, engineering and design, construction management, start-up and commissioning resources and long-term operating and maintenance services for its own projects as well as third party clients.

DCNS (en.dcnsgroup.com)

DCNS is a leading French naval defense company and one of Europe's largest ship builders. DCNS employs 12,500 people and generates annual revenues of around 2.5 billion Euro. In 2009, DCNS set up an incubator dedicated to marine renewable energies and it is its stated intention to be a leader in this market, which includes marine turbines, floating wind turbines, OTEC and tidal stream turbines.

Kongsberg Devotec AS (www.devotek.com)

Kongsberg Devotek is a product development and engineering company operating in the maritime, defense, automotive, oil and gas and industrial sectors. Kongsberg Devotek has particular skills in the design and manufacture of offshore and subsea structures and infrastructure, which includes the development and installation of seabed piping, one of the critical components of both OTEC and SWAC systems. Further, Devotek has extensive experience in working with the maritime industry including propulsion systems, deck machinery, loading and off-loading units and control and guiding systems.

Providence Advisors Limited (www.providenceadvisors.net)

Providence Advisors Limited is a Bahamian financial services company, with experience in pension administration and investment management. Providence Advisors has over B$300 million in assets under administration and management.

Raymond James & Associates, Inc. (www.raymondjames.com)

Raymond James is a diversified financial services holding company with subsidiaries engaged primarily in investment and financial planning, in addition to investment banking and asset management. Raymond James shares are traded on the New York Stock Exchange (RJF). In the last five years, Raymond James has managed well over 400 debt and equity offerings raising nearly $160 billion. Raymond James' investment bankers serve the needs of growth companies in the areas of public equity and debt underwriting, private equity and debt placement, and merger and acquisition advisory services.

How OTEC and SWAC Work

As further described below, OTEC uses the natural temperature difference between cooler deep ocean water and warmer shallow or surface water to create electricity. Closely related to OTEC, SWAC utilizes the deep cold ocean (or lake) water as the refrigerant for air conditioning systems, which we believe to be far more energy efficient than traditional, electricity-powered air conditioning systems. The construction of OTEC plants involve installing large diameter deep-ocean cold water intake pipes (which are commercially available) together with warm surface water pipes to bring seawater onshore. After generating electricity, seawater returns to the ocean in an ecologically non-disruptive manner. SWAC plants, on the other hand, involve the installation of only cold water intake and discharge pipes.

OTEC uses a heat pump cycle to generate electricity. OTEC uses an array of heat exchangers to transfer the energy from warm ocean surface water as a heat source to vaporize a "working fluid" in a closed loop system, which drives a turbine, which in turn drives a generator to produce baseload (24/7) electricity. Cold deep ocean water provides the required cooling to condense the working fluid vapor back into a liquid thus completing the thermodynamic cycle and preparing it for use in a repeating cycle. The working fluid typically consists of ammonia, which has a boiling point lower than surface water temperatures but higher than deep-water temperatures. Ammonia is a relatively safe working fluid and is commonly used in heat pump cycles and certain refrigerators.

This same general principle is used in steam turbines, internal combustion engines and, in reverse, refrigerators. Rather than using heat energy from the burning of fossil fuels, OTEC power is derived from temperature differences ("temperature gradients") in the ocean that are caused by solar radiation. With large quantities of the sun's heat absorbed by and stored in the surface waters of the world's tropical and subtropical oceans every day, this daily-replenished solar heat provides an unlimited and free source of energy for OTEC systems. OTEC and SWAC infrastructure is modular, with additional optional components that can be used depending on customers' requirements and access to a sufficient supply of deep ocean cold water. These components include reverse osmosis desalination plants that produce potable water, bottling plants allowing for the commercial production of drinkable water, and off-take solutions for aquaculture uses (such as fish farms) which benefit from the enhanced nutrient content of deep ocean water.

(b) Describe how *these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

We generally offer two related systems: ocean thermal energy conversion (OTEC) and seawater air conditioning (SWAC). Below is more detailed information pertaining to both of these technologies, including the existence of similar projects or working/functional prototypes.

OCEAN THERMAL ENERGY CONVERSION

OTEC is a renewable energy production process that produces baseload (24/7) electricity by exploiting naturally occurring temperature differences in ocean water. A large quantity of the sun's daily heat is absorbed by the world's oceans providing a natural heat source of warm water in many tropical and subtropical regions of the world.

An OTEC plant requires large intake and discharge pipes for cold and warm water. The warm water pipe takes in warm surface water and a cold water pipe stretching down to a depth of approximately 1,000 meters takes in cold deep seawater. A water exhaust pipe to a depth of 50-60 meters is also required for returning used water to the sea at exhaust temperatures similar to that of surrounding ocean water. Significant volumes of water are required, so the pipes need to be of considerable diameter of (between two to ten meters), depending on the plant's desired capacity. Once the entire system is filled with water it acts as a siphon, thus requiring only small amounts of pumping energy to overcome friction between the water and the pipe and lift cold water into the system. This is far more efficient than traditional pumping, which must use energy to fully lift water versus the forces of gravity and friction in the pipe.

OTEC uses the heated ocean surface water, or other surplus heat sources (e.g. from a power plant), as its heat source to run a heat engine. This heat is extracted using a heat exchanger to produce gas that drives an electricity-generating turbine system. This gas can either consist of steam from an evaporator, or the vapor of a working fluid such as ammonia or propane, which vaporizes at a lower temperature than the warm water and drives a turbine. The cold water is used to condense the vapor and allow the cycle to repeat itself continuously.

The OTEC power plant and related systems can be housed in a floating vessel or ship, on a floating platform, or onshore in a land-based facility.

OTEC Thermodynamics

Scientific studies suggest that to function properly an OTEC system requires a minimum water temperature differential of 20 degrees Celsius ("C") (36 degrees Fahrenheit); above this minimum, each additional degree of temperature differential may generate up to approximately ten percent (10%) more electricity. Consequently, a small temperature differential between warm and cold intake water can cause a large variation in the amount of water than must be processed to yield a target power output level.

In order for OTEC systems to process a high volume of water, the heat exchangers either need to be larger or more numerous than those used in a conventional thermal power generation plant. Due to the heat-based nature of OTEC technology, heat exchangers are one of an OTEC plant's most critical components.

We initially plan to build closed-cycle OTEC systems, which use arrays of heat exchangers as both evaporators and condensers, rather than open-cycle OTEC systems, which use arrays of heat exchangers as condensers only. The design, efficiency, reliability, and cost of the heat exchangers will be important to the each of our project's success. In our designs for OTEC systems, there are no moving parts beneath the water's surface, and thus we believe that the plant's mechanical systems will not be subject to ocean corrosion and destructive wave energy.

OTEC Systems

There are three kinds of OTEC systems: closed-cycle, open-cycle, and hybrid, which can generally be described as follows:

1. **Closed-cycle OTEC**

Closed-cycle systems use fluids with a low boiling point, such as ammonia, to rotate a turbine to generate electricity. Warm surface seawater is pumped through a heat exchanger, where the low-boiling-point fluid is vaporized. The expanding vapor turns the turbine-generator. Cold deep seawater, which is pumped through a second heat exchanger, then condenses the vapor back into a liquid that is then recycled through the system.

2. **Open-cycle OTEC**

Open-cycle systems use the tropical oceans' warm surface water to make electricity. When warm seawater is placed in a low-pressure container, it boils. The expanding steam drives a low-pressure turbine attached to an electrical generator. The steam, which deposits its salt behind in the low-pressure container, is comprised almost entirely of pure, fresh water. It is condensed back into a liquid by exposure to cold temperatures from deep-ocean water.

In 1984, the Solar Energy Research Institute, now the National Renewable Energy Laboratory, (www.nrel.gov) developed a vertical-spout evaporator to convert warm seawater into low-pressure steam for open-cycle plants achieving energy conversion efficiencies as high as 97 per cent. In May 1993, an open-cycle OTEC plant at Keahole Point, Hawaii, produced 50,000 watts of electricity during a net power-producing experiment. We believe that these systems and their operational history technically validate the ability of OTEC to produce electricity as we believe our OTEC designs will.

3. **Hybrid OTEC**

Hybrid OTEC systems combine the features of closed-cycle and open-cycle systems. In a hybrid system, warm seawater enters a vacuum chamber, where it is flash-evaporated into vapor, similar to the open-cycle evaporation process. The fluid vaporizes at a low boiling- point (as in a closed-cycle loop) that drives a turbine to produce electricity.

OTEC System Operations

Rankine Cycle

The Rankine Cycle is named after William Rankine, a Scottish polymath and Glasgow University professor of the 19th century. The Rankine cycle is the fundamental thermodynamic underpinning of the steam engine. In the Rankine Cycle, heat is supplied externally to a closed loop, which usually uses water as its working fluid. The Rankine Cycle most closely describes the process by which steam-operated heat engines, most commonly found in power generation plants, generate power. The two most common heating processes used in these power plants are nuclear fission and the combustion of fossil fuels such as coal, natural gas, and oil. The Rankine cycle is currently used to generate approximately 90 percent of all the electric power used in the United States, including virtually all power plants fired by coal, natural gas, oil, nuclear fission, and geothermal heat energy.

Use of ammonia within closed-cycle systems

Ammonia remains the working fluid of choice for closed-cycle OTEC systems, although other fluids such as propane, propylene, and various refrigerants are possible. We have analyzed power systems that use ammonia as the working fluid and, based on the considerable amount of experimental data available for heat exchangers that use ammonia and seawater, both for boiling and condensation, we consider ammonia to be the optimal choice for our close-cycle OTEC systems.

OTEC Location Options

The three primary OTEC location options are:

1. Land-based systems;
2. Shelf-based systems; and
3. Floating platform systems.

1. Land-based systems

The optimum choice of the type of OTEC system depends on the geography and proximity of cold deep water. Land-based and near-shore OTEC systems offer the following primary advantages over those located offshore in deep water:

- they do not require sophisticated mooring, lengthy power cables or the more extensive maintenance associated with open-ocean environments, and are accordingly of lower cost and risk;
- they can be installed in sheltered areas so that they are relatively safe from storms and heavy seas;
- electricity, desalinated water and cold, and nutrient-rich seawater can be transmitted more cost effectively to end users; and
- land-based or near-shore OTEC sites can supply related industries, such as aquaculture and desalination.

A small land-based OTEC plant, suitable for Guam and other islands, has an approximate footprint of 300 x 400 feet (120,000 square feet). 120,000 square feet is equivalent to 11,100 square meters.

Favorable land-based locations such as volcanic islands include those with close proximity to deep cold water and narrow ocean shelves, steep offshore slopes (15 to 20 degrees), and relatively smooth sea floors. These sites minimize the length of intake piping required by the system. Land-based OTEC systems can be built inland, offering increased protection from storms, or be built on the shoreline, where the intake pipes will be shorter and less expensive. In either case, easy access for construction and operation improves plant-operating efficiency and lowers up front capital expenditures and ongoing operating costs.

One potential disadvantage of land-based OTEC systems is the possibility of exposure to powerful waves in the surf zone. A design element to avoid damage from such wave action is to bury the OTEC system's water intake and return pipes in protective trenches, so they are not subject to extreme stress during storms and prolonged periods of heavy seas. Accordingly, in almost all cases pipes are buried. Furthermore, the mixed return of cold and warm seawater may need to be carried several hundred meters offshore to reach the proper depth and temperature prior to its release.

The land-based OTEC system and its transmission lines require protection from the marine environment, such as breakwaters and erosion-resistant foundations, to ensure the system and its electricity transmission function reliably with near-zero outage periods.

The primary disadvantage of a land-based OTEC system in contrast to a floating platform OTEC system is that for economic feasibility, a land-based system can be located only at a site where the continental shelf drops off sharply in close enough proximity to the shoreline that there is access to adequate cold deep water via a relatively short cold water pipe. Otherwise, the cost of a lengthy cold water pipe (one of the major capital expenses for a land-based OTEC facility) may become economically prohibitive.

The graphic below illustrates the potential uses of a land-based OTEC plant:


Power Generation
Desalination
Warm Water Intake
Warm Water Return
Irrigation for Agricultural Enhancement
Cold Water Intake
Cold Water Return
Refrigeration/ Seawater Air Conditioning
Onshore OTEC Plant
Potential Uses

2. Shelf-based systems

OTEC systems can be mounted at suitable depths based on current technical limitations and demonstrated capabilities. A shelf-based OTEC system could be towed to the site and fixed to the seabed. This type of construction is already used extensively in the oil industry for mooring offshore oilrigs. Shelf-based systems have the advantages of avoiding surf zone turbulence (compared to land-based systems), and avoiding the additional costs of platforms (compared to floating systems).

On the other hand, potential disadvantages of shelf-based systems compared to land-based include:

- the stress of open-ocean conditions;
- additional engineering and construction expense required to fortify the system against damage from strong currents and/or wave action;
- shelf-based platforms require extensive pilings to maintain a stable base; and
- power delivery can require long underwater cables to reach land.

For these reasons, shelf-based OTEC systems are considered to be more costly than land-based alternatives, but may be required depending on the geography of the target site.

3. Floating platform systems

Floating platform OTEC systems operate at substantial distances from the shore. Floating platform OTEC systems offer the primary substantial advantages of allowing direct access to cold deep water in a much broader range of potential locations, thereby greatly expanding the reach of OTEC to additional populations and markets. Floating OTEC systems can also be disconnected from fixed structures and moved to avoid strong storms, unlike land-based and shelf-based OTEC systems. Although advantageous for geographic reach and potentially optimal for large electrical generation systems, floating facilities present several challenges, namely:

- deep sea mooring (anchoring), and complications related to power delivery;
- cables attached to floating OTEC systems are more susceptible to damage, especially during storms;
- cables at depths greater than 1km are difficult to maintain and repair; and
- riser cables, which connect the seabed and the OTEC system, need to be constructed to resist entanglement.

Notwithstanding these challenges, we believe that all of these issues are or will be manageable in due course, and their existence does not deter our intentions to pursue floating platform OTEC systems in the future. As with near-shore OTEC systems, floating platform systems require a stable base for continuous operation. Adverse weather conditions and heavy seas can interrupt supply from the warm water intake pipes and damage the vertically suspended cold-water intake and return pipes. To help overcome these issues, intake and return pipes need to be constructed from flexible polyethylene material and attached to the underside of the platform, and secured with flexible joints and/or collars. In severe weather, the pipes may need to be uncoupled from the floating platform to prevent excessive damage.

As an alternative to the warm-water intake pipe, surface water can be drawn directly into a floating OTEC system. However, care needs to be taken to prevent the intake flow from being damaged or interrupted during violent motions caused by heavy seas.

Connecting a floating OTEC system to power delivery cables requires the platform to remain relatively stationary. Although mooring is an acceptable method, current mooring technology is limited to ocean depths of approximately two kilometers.

OTEC SYSTEM PROTOTYPES

We have not yet built a commercial OTEC plant, but our engineers have participated in many research and development projects demonstrating OTEC's potential. OTEC technology is not new. In 1881, Jacques Arsene d'Arsonval, a French physicist, proposed tapping the thermal energy of the ocean. However, it wasn't until 1930 that the first OTEC plant was built in Cuba, the creation of d'Arsonval's student, Georges Claude. The system produced 22 kilowatts of electricity with a low-pressure turbine.

A number of successful development and experimental OTEC systems have been built in the United States of America, most of them having been funded in whole or in part by the United States Department of Energy.

The United States became involved in OTEC research in 1974 with the establishment of the Natural Energy Laboratory of Hawaii Authority ("NELHA"). The laboratory has become one of the world's leading test facilities for OTEC technology.

Mini-OTEC, a venture headed by NELHA and Lockheed Martin, reached a closed-cycle net output of 18 kW on a government barge off Keahole Point on the Big Island of Hawaii in 1979.

OTEC-1, another example, is a demonstration OTEC plant where a one MW-size heat exchanger and large cold water pipe was built and tested in Hawaiian waters in the 1980s.

The modern history of OTEC includes the research and development efforts by OCEES International, Inc. ("OCEES") which in 2010 was acquired by a predecessor to our Company, Ocean Thermal Energy Corporation (Delaware).

All of these U.S.-funded efforts helped researchers successfully build and operate a 260 kW gross open-cycle OTEC facility and a SWAC system, both of which operated at NELHA in the 1990s. The SWAC part of system remains in operation today.

Our Company's origins date back to 1998 when OCEES, which is now one of our wholly-owned subsidiaries, sought to promote, improve and commercialize OTEC. OCEES's founders had previously assisted in the research and development leading to the design and successful operation of the first U.S. land-based operational OTEC demonstration plant. The 250kW plant operated in a series of trials over approximately six years, at the United States Department of Energy's facility at NELHA at Keahole Point on the Kona coast of Hawaii. At the time this successful demonstration plant was the largest such OTEC facility put into operation. The graphic below depicts the long history of OTEC from 1974 through recent times:


OTEC History
Conceived in late 1800s – First tested in 1900s – Implementing in 2000s
1974: Hawaii Established Natural Energy Laboratory Authority (NELHA)
1975: NSF OTEC Studies (Lockheed/TRW)
1979: 50 kW Mini-OTEC (Lockheed/ MAKAI)
1981: OTEC-1 Test (TRW/DoE)
1981: 100 kW OTEC Nauru Plant (Toshiba)
1983: CWP at Sea Test (TRW/DoE)
1993: 250 kW Open Cycle OTEC (PICHTR/ NELHA)
1996-2000: 50 kW Heat Exchanger Testing (NELHA)
2000: India 1 MW OTEC Plant (NIOT)
2005: Diego Garcia Feasibility (OTE/ OCEES SBIR)
2006: OTEC Study (Makai/ OTE/ OCEES SBIRs)
2007-Present: Pilot Plant Design (Lockheed Martin/OTE/ OCEES)

Based on our designs and costing estimates for OTEC plants prepared for the US government, we believe the capital required to construct a 10MW OTEC facility is approximately $410,000,000. However, each specific characteristics of each location can have a significant impact on facility construction cost. For example, the length of our deep water intake pipe is one of the largest variable components of construction costs; some island locations on a steep shelf (e.g. Guam) require a relatively short length of pipe, whereas other locations may require a much longer pipe. As a result, the capital requirements to build any particular facility may vary significantly from the foregoing estimate.

We expect to fund the majority of the required capital amount with senior secured and mezzanine debt. We expect to create a country-specific, wholly-owned subsidiary for each project, which will in turn own a special purpose vehicle (SPV) that we will create to own the facility itself and hold the debt for such project. We expect we will be required to contribute approximately 10% to 25% of the required capital as equity to such project by way of contribution to the special purpose vehicle. While we plan to own 100% of the equity of each special purpose vehicle, as well as 100% of each subsidiary, there can be no assurance that we ultimately will, and a reduced ownership percentage of the subsidiary, special purpose vehicle or both could reduce the revenues to us from each project. We expect to fund our equity ownership in each special purpose vehicle from internally-generated cash flow (i.e. revenues) or through additional capital raising activities.

While we have not yet entered into any material contracts with suppliers for the building of these plants, we have an ongoing relationship with Pipelife of Norway for the provision of our large deep-water intake and return pipes. Alfa Laval is a large Swedish based company (with offices and manufacturing facilities in the United States) that manufactures the heat exchangers for our system. We enjoy relationships with other vendors and suppliers. None of the components for an OTEC or SWAC plant are sole sourced.

SEAWATER AIR CONDITIONING SYSTEMS

A seawater air conditioning system (''SWAC'') consists of a seawater supply system, a heat exchange facility, a chilled freshwater loop, and an end-user air conditioning load. Offshore pipelines, such as those used in OTEC or an OTEC process, supply cold ocean water to a heat exchange facility where it is used to cool fresh water by passing both through a counter-flow heat exchanger. The seawater and freshwater never mix and the warmed seawater is returned to the ocean or utilized for ancillary system applications in the interim. The chilled water is sent through a distribution network to buildings (called a 'district') that requires cooling. This system replaces a conventional electrical chiller.

In a conventional system, each building has its own chilled water loop and chiller. Chillers are expensive both to purchase and to maintain, and on average require between 0.8 and 0.9 kilowatts of electricity per ton of air cooled. We believe that approximately 45 percent of a typical large hotel's electricity is used by its air conditioning systems. In an SWAC scenario, centralized heat exchangers and pumps replace the chillers from all buildings in the district, which we believe can create energy savings of up to 90 percent versus conventional chillers.

SWAC System Operations

SWAC systems use technology that is similar to that used by closed-cycle OTEC systems, in that they require significant amounts of cold water to act as a heat sink in an array of heat exchangers. SWAC systems use cold water pumped from either the bottom of a lake or from the deep ocean as a heat sink for climate control systems. SWAC systems can reduce the electrical demands of large domestic and industrial air conditioning systems. With SWAC, as the water gets colder the cooling capability of the system increases. Typically SWAC systems use water with a temperature range between four and ten degrees Celsius (approximately 39 to 50 degrees Fahrenheit).

SWAC systems are similar in concept to modern geothermal sinks, but generally simpler to construct assuming that they have access to a supply of large amounts of suitably cold water.

SWAC – Major Applications in Operation

There are SWAC systems currently in use, though they are not built or operated by us. Our SWAC system is designed to lower the cost per unit of cooling delivered. To this end, we use a computer-based simulation to design both of our OTEC and SWAC systems. This simulation can improve the design of pipes, pumps, and heat exchangers. The capital expenditure on an SWAC system will vary widely depending the site's geography, the physical characteristics of the areas to be cooled, and the amount of cooling required. SWAC systems are being used by other companies to provide cooling for facilities or complexes up to 29 million collective square feet in Bora Bora, Canada (one using lake water), Hong Kong, The Netherlands, The United Arab Emirates, and The United States (also using lake water).

The graphic below illustrates how an SWAC system works:


Buildings
Serviced with
Air Conditioning
Heat
Exchanger
Building
Chilled
Freshwater Loop
Warm
Seawater
Return
Deep
Seawater
Intake

SWAC System Design Diagram

We estimate the cost to build our first SWAC plant at Baha Mar to be $131,000,000. Although there is no "typical" size SWAC facility, we believe that this first facility is representative of the facilities we are likely to build in the future, to the extent that it can be. However, the specific characteristics of each location can have a significant impact on facility cost. For example, the length of our deep water intake pipe is one of the largest variable components of construction costs; some island locations on a steep shelf (e.g. Guam) require a relatively short length of pipe, whereas other locations may require a much longer pipe. As a result, the capital requirements to build any particular facility may vary significantly from the foregoing estimate.

We expect to fund the majority of the required capital amount with senior secured and mezzanine debt. We expect to create a country-specific, wholly-owned subsidiary for each project, which will in turn own a special purpose vehicle (SPV) that we will create to own the facility itself and hold the debt for such project. We expect we will be required to contribute approximately 10% to 25% of the required capital as equity to such project by way of contribution to the special purpose vehicle. While we plan to own 100% of the equity of each special purpose vehicle, as well as 100% of each subsidiary, there can be no assurance that we ultimately will, and a reduced ownership percentage of the subsidiary, special purpose vehicle or both could reduce the revenues to us from each project. We expect to fund our equity ownership in each special purpose vehicle from internally-generated cash flow (i.e. revenues) or through additional capital raising activities.

While we have not yet entered into any material contracts with suppliers for the building of these plants, we have an ongoing relationship with Pipelife of Norway for the provision of our large deep-water intake pipe and other important pipes, and with Alfa Laval for the manufacture of the heat exchangers in our system. Although we have multiple relationships with many other entities, none of these are significant or difficult to replace with alternative providers.

Additional information regarding our planned activities is included in subsection (d) below. We believe that that SWAC systems can be built with readily accessible off-the-shelf components and that the same is true for OTEC facilities up to approximately 20MW.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

We intend to compete in the energy generation industry, an industry characterized by trends of volatile and increasing fossil fuel costs and increasing desires to adopt renewable energy sources.

The U.S. Department of Energy's National Renewable Energy Laboratory (NREL) indicates that there are more than 100 countries and territories world-wide with natural conditions appearing favorable for OTEC. Many of these locations are also favorable for SWAC facilities. Our target markets are comprised of the local communities in countries around the Caribbean, Asia, and the Pacific, including the US Department of Defense bases in remote locations such as Diego Garcia (Indian Ocean) and the Marshall Islands (Pacific Rim).

These locations are typically characterized by high-energy costs due to mostly imported fuels and/or expensively generated electricity. These locations also frequently experience significant fresh water and food shortages. These are serious problems that suppress economic development, which we believe OTEC and SWAC technology can help address.

Our current and prospective customers' incentives to use SWAC systems in lieu of traditional electricity-powered air conditioning systems pertain mostly to price. Since we believe we can operate our SWAC facilities less expensively than comparable same-capacity air conditioning systems that use existing electricity sources, we believe that our SWAC air conditioning systems should compete favorably on the basis of price alone. However, many of the locations where our current and prospective customers are domiciled suffer myriad problems with their current electrical grids and generation systems, including frequent outages and rolling blackouts, in addition to high prices. Since we believe that our SWAC systems will use only approximately 10% of the electricity required to operate traditional air conditioning systems, we believe that we are competitively superior on additional bases, such as the ability to operate at a far lower grid-load level than comparable electricity-based air conditioning systems. This is very important for developing nations, as it enables them to scale up their air conditioning capacity (e.g. build a new large resort) without overly burdening their already overburdened electrical grid and generation capacity. We believe this was a key factor in our competitive success in our Baha Mar SWAC contract win. While we have not yet built an SWAC plant, we have designed and are in the early stages of constructing together with our Engineering, Procurement, and Construction partner DCO Energy of Mays Landing, New Jersey a SWAC plant in connection with our Baha Mar project.

With the price of fossil fuels rising as a long-term trend, the customers' economic incentives to adopt OTEC are also now strong in our target markets, where electricity prices typically range from $0.30 - $0.70 per kWh. We believe that the primary basis of competition will be price, but will also include factors such as long-term price stability and the lowering of total environmental footprint. We believe we compete favorably on these bases of competition, as follows:

- We believe that our plants will produce electricity that we can price for our customers at a price point equal to or below the pricing offered by fossil fuel burning electricity providers
- Since our power-input costs (i.e. warm and cold seawater) are known and fixed, we can offer our customers long-term, fixed price contracts, which we do not believe our competitors can match. We feel this is of great competitive value to customers in our target markets, all of whom we believe are aware that fossil fuel costs are likely to trend higher and higher over the medium-term and long-term.
- We believe that for almost all potential customers the fact that our OTEC facilities will operate on a carbon-neutral basis and create no airborne pollution will be a powerful competitive advantage for us over the competition.

Our electricity production costs (OTEC) and chilled water production costs (SWAC) are location-specific, and depend on multiple characteristics of each planned plant location. The variables that affect our costs, and hence the prices at which we can offer our prospective customers electricity and chilled water profitably, include: surface water temperatures, seabed and continental shelf features (which affect pipe and related construction costs), and the availability of industrial "waste heat." Also, local market demand for desalinated, potable water and nutrient-rich cool seawater for aquaculture can affect our overall cost and pricing structure, since we believe we can produce these products in an OTEC facility at costs well below existing alternatives. In this scenario, we would then sell these products at market rates, generating additional operating profits beyond what an electricity-only OTEC installation would typically generate.

Because of the wide variance in location-specific factors, we find it difficult to accurately predict our likely OTEC and SWAC construction and operating costs in each target market, which in turn makes it difficult to predict the extent to which future facilities will be able to operate profitably in those markets. However, we heavily consider market prices in our internal feasibility studies for each location, and as a result, intend to will build and operate our facilities only in those markets where we can compete effectively.

In the electricity market, we have concluded that the primary competition for our OTEC systems (other than from fossil-fuel based plants) is from other renewable power providers, particularly wind and solar. However, because OTEC provides baseload (24/7) electricity in contrast to the intermittent nature of wind and solar power, we focus on the substantial customer markets that demand baseload electricity. This is especially relevant for one of our largest prospective customers, namely the U.S. Department of Defense (DoD), whose military installations must be energy and water independent as well as combat-ready 24/7/365 for national security purposes. Regarding SWAC, our primary competition is from conventional cooling system providers.

As for potential competition in the OTEC market itself, the two largest global companies publicly expressing interest in OTEC are DCNS (French Naval Defense contractor located in Paris) and Lockheed Martin ("LM"). However, LM is a technology company, not an independent power producer ("IPP") like we are, and to our knowledge, LM has no plans to enter the IPP industry. In fact, in 2009

LM subcontracted our subsidiary OCEES for technical expertise related to OTEC work. With more than 12,000 world-wide employees, DCNS also has sought our technical expertise related to OTEC. In the last year, we and DNCS signed three separate Memoranda of Understanding ("MoU") memorializing our agreement to collaboratively build OTEC globally in selective markets, with us acting as developer and DCNS as prime contractor, including in the United States Virgin Islands ("USVI"). Given the extremely large size of the market for electricity and air conditioning in our target markets, and given what we believe to be a functional and technologically solid design, we believe we are likely to remain competitive versus future would-be competitors.

Given the fact that the first commercial OTEC facility has not yet been built, and that we are not aware of any potential competitors in the IPP industry who have reached the MoU development phase regarding a commercial OTEC plant, it is extremely difficult to reasonably estimate the relative size and market strengths of our potential competitors in comparison to us. However, we believe we are first to market in the OTEC industry, and we hope to capture and maintain a substantial market presence long-term. Similarly with SWAC, because we are now building what we believe to be the world's largest multiple-hotel deep-ocean SWAC system at the Baha Mar Resort in The Bahamas, we believe is it difficult to precisely assess our potential competitors' relative market strengths. As with OTEC, however, we believe we are first to market with large scale SWAC systems for tropical and subtropical resorts and similar customers, and again we hope to capture and maintain a substantial market presence long-term.

The following table represents our belief as to the relative advantages and disadvantages of all electricity-producing technologies:

Competitive Issue & Technology	NUCLEAR	COAL, OIL & GAS	OTEC	WIND & SOLAR PV	HYDRO	WAVE	CURRENT
Source of Fuel	Often Imported internationally-restricted trade	Mostly Imported in our target markets	Local renewable	Local renewable	Local, but often not available in our target markets	Local renewable	Local renewable
Is fuel accessible?	Not always; country-specific Internationally-restricted trade	Requires considerable port and storage areas in our target markets	Yes	Yes	Requires flowing rivers and terrain with higher altitudes	Dependent on wave density and frequency	Site Dependent
Predictable energy supply	Yes, base load power	Yes, base load power	Yes, base load power	No, unpredictable and usually much lower during nighttime hours	Yes, base load power	Unpredictable	Usually predictable
Meeting load profile	Constant generation	Constant generation	Constant generation	Unpredictable Source	Constant generation	Unpredictable source	Typically constant
Land required	Buffer zone required	Fuel handling and storage	Small area	Requires large amounts real estate	Often impacts watershed areas	System must be located underwater	System must be located underwater
Typical weather	Unlikely to be affected by weather	Unlikely to be affected by weather	Unlikely to be affected by weather	Weather changes cause power output to vary	Rarely affected by weather except by extreme periods of drought	Weather changes cause power output to vary	Weather changes cause power output to vary
Tropical Storms/ Hurricanes	Protected equipment usually unaffected by natural disasters	Shipping, storage and port facilities vulnerable to storms, earthquakes, Tsunamis, etc.	Buried and protected pipelines and equipment	Structures usually exposed and vulnerable	Protected equipment	Structures very exposed to storms	Considerable exposure during storms
Emissions / Waste	Problematic waste	High level of pollution	No Fuel	No Fuel	No Fuel	No Fuel	No Fuel

We design both our OTEC and SWAC systems and then contract with an engineering, procurement, and construction (EPC) firm to actually build the facilities. We also contract with various research and site-analysis firms in preparing each site-specific design. Our products are not new in terms of existence – OTEC has had several successful operational prototypes built over the years, and many SWAC facilities currently operate at full commercial scale at this time – but we as an organization have not yet brought one of our designs to full operating status. The first that we plan to develop and operate is going to provide SWAC to the Baha Mar Resort in The Bahamas; we plan to have this facility operational in 2016.

In our systems, the two most important components are heat exchangers and deep-water intake pipes. Although there are multiple providers of each of these components, the supply of the best components comes from just a few companies globally. We source our deep water intake pipes from Pipelife of Norway, the only company we know of that makes pipes of sufficient quality, strength, and diameter (2.5 meters) to support our planned OTEC plants. However, we may work around a lack of supply from Pipelife by employing smaller pipes that are widely available on the market, although this would increase our construction costs. We also need the highest quality large heat exchangers for our systems, as heat exchangers represent a large percentage of the projected costs of our OTEC and SWAC systems, and also account for a significant portion of the design complexity inherent in commercial OTEC and SWAC designs. Our current relationship with Alfa Laval for heat exchangers provides us with the size and quality heat exchangers that we need, although we believe there are several other companies that could provide us with adequate supply of these devices if we needed to source from them. Other major components such as ammonia turbines, generators, and pumps are manufactured by several multinational companies such as General Electric and Siemens.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Marketing and sales efforts are managed and directed by our Chairman and Chief Executive Officer, Jeremy P. Feakins, who has 35 years' experience of senior-level sales in both commercial and governmental markets. Our marketing campaign has focused on explaining to potential customers the benefits of OTEC and SWAC. This goal is accomplished in a number of ways including by our corporate and related educational websites www.otecorporation.com and www.empowertheocean.com and personal contacts and meetings set up by our Chief Executive Officer and Advisory Board (http://www.otecorporation.com/about.html). To spread the word we also make extensive use of social media sites such as Facebook, Twitter, and Instagram.

Our target markets are comprised of large institutional customers that typically include governments, utilities, large resorts, hospitals, educational institutions and municipalities. We market to them directly through personal meetings and contact by our CEO and other key members of our team. We also make extensive use of "centers of influence" to either heighten awareness of our products in the minds of key customers' decision makers, and/or to secure face to face meetings and preliminary agreements with our customers and our CEO.

Our past and current sales and marketing efforts have produced a robust project pipeline for us, which is summarized below. However, sales cycles in our business are extremely long and complex, and often involve multiple meetings with governmental, regulatory, electric utility, and corporate entities. Therefore, although we believe the prospective customer relationships described below will progress, and we believe our assessment of each associated project's state of development is accurate, we cannot predict when or if any of these projects will progress to the signed contract or operational phase and generate revenue.

Baha Mar Resort (9,800 Ton SWAC plant) – Project in progress
Baha Mar is a new resort on New Providence Island, The Bahamas, which is scheduled to open in December 2014, with our SWAC system scheduled to commence operations in 2016. We will construct a 9,800 ton system and enter into a 20-year contract to operate it. Both Baha Mar and we have signed an Energy Service Agreement ("ESA") for this project. The project has received approval and permission from the Government of The Bahamas and a term sheet and mandate letter has been executed with Deutsche Bank, New York for issuance of the senior debt to be used to fund the project.

Cayman Islands (up to 10,000 non SWAC system) – We have entered into an Memorandum of Understanding ("MOU") with Gene Thompson of Thompson Development Group to build, own and operate an up to 10,000 ton SWAC system for the Narayana Hrundayalaya Hospital's new Health City Cayman Islands. We hope to execute a binding contract on this project in 2015, but there can be no assurance that we can enter into a contract on any timeline. Our subsidiary Ocean Thermal Energy Cayman Ltd and Ocean Energy Ltd (owned by an unrelated third party) have also entered into a General Terms Agreement to build, own and operate both SWAC and OTEC systems throughout the Cayman Islands, but there can be no assurance that we can enter into a contract on any timeline.

U.S. Virgin Islands (OTEC, SWAC, desalination, aquaculture, agriculture) – We have been performing a feasibility study with respect to potential OTEC, SWAC, desalinization, aqua culture and agriculture facilities on the U.S. Virgin Islands. We believe we will complete the Feasibility Study during 2015. We have also entered into an agreement to do a feasibility study via a government-signed Memorandum of Understanding. If the results of the feasibility study are positive, we will proceed in our efforts and negotiations to reach an agreement and eventually a signed contract for an OTEC and SWAC system in the U.S. Virgin Islands, but there can be no assurance that we can enter into a contract on any timeline.

Zanzibar (10MW OTEC system and desalination facility)
A signed MoU with Zanzibar Electricity Corporation anticipates our introducing OTEC and ancillary technologies to the island of Zanzibar, including a 10MW OTEC system and desalination plant, but there can be no assurance that we can enter into a contract on any timeline.

Bahamas Electricity Corporation (Two 10MW OTEC systems)
We have entered into an MoU with Bahamas Electricity Corporation ("BEC") to provide BEC with electricity from two 10MW land-based, closed-cycle OTEC systems, together with desalination and ocean water for aquaculture. BEC operates generation, transmission and distribution systems throughout The Bahamas, serving approximately 85 percent of all electricity consumers in the islands. A binding agreement has yet to be prepared setting out agreed prices, however, and there can be no assurance that we can enter into a binding contract on any timeline.

Guam (One 17MW OTEC system)
OTE has presented a feasibility study to the United States Department of Agriculture ("USDA") for an OTEC system in Guam, a tropical island in the Western Pacific. In 2012 the USDA granted us a feasibility-planning grant. The USDA has accepted the study and the next step is for us to submit plans to build, own and operate a 17MW OTEC system. There can be no assurance the USDA would accept our proposal.

Kwajalein (2,100 Ton SWAC system, desalination)
We anticipate further communications with the United States Department of Defense following our response to a request to propose for the construction of an OTEC system in Kwajalein, the largest island in the Marshall Islands. On this project, we believe we will work with Ameresco, Inc. (http://www.ameresco.com), a large US defense contractor. There can be no assurance that we can enter into a contract on any timeline.

Malaysia (Two 20MW OTEC systems)
We are in early discussions with the Maritime Institute of Malaysia and the Malaysian government regarding the use of OTEC to drive expansion in the use of renewable energy in Malaysia. There can be no assurance that we can enter into a contract on any timeline, but no contract is expected prior to the end of 2017.

South Korea (10MW OTEC system, desalination)
We are in early negotiations over an MOU to be entered into with the Korea Ocean Research & Development Institute (http://www.kordi.re.kr) to design, build and operate a 10MW OTEC system in South Korea as part of its deep-water research center work. The center produces clean deep seawater commercially and uses it for fish farming and related activities. There can be no assurance that we can enter into a contract on any timeline, and no contract is expected prior to 2018.

Taiwan (10MW OTEC system, desalination)
We have submitted an MoU to the Secretary General at the Bureau of Energy, Taipei, to build, own and operate a land-based 10MW OTEC plant with associated potable production water on the Eastern coast of Taiwan, which is highly dependent on imported oil for electricity generation. There can be no assurance that we can enter into a contract on any timeline, and no contract is expected prior to 2018.

Haiti (25MW OTEC system, Desalinization)
We have entered into early discussions with business leaders in Haiti, international NGO's and the financial community regarding an OTEC system and desalinization plant in Haiti. There can be no assurance that we can enter into a contract on any timeline and no contract is expected prior to 2018.

We believe the following would be suitable locations for OTEC and/or SWAC systems:

The Americas		Africa		Middle East	Pacific and Indian Oceans	
Antigua	Guyana*	Aldabra	Sierra Leone*	Iran*	American Samoa	New Caledonia
Aruba*	Haiti	Angola*	Somalia*	Oman	Australia*	Northern Marianas
The Bahamas	Honduras*	Ascension	Tanzania	UAE*	Brunei*	Okinawa
Barbados	Jamaica	Benin*	Togo*	Yemen	Burma*	Pakistan*
Barbuda	Martinique	Cameroon*	Zaire*		China	Palau
Belize*	Mexico*	Cape Verde			Cook Islands	Papua New Guinea
Brazil*	Montserrat	Comoros			Diego Garcia	Philippines
Cayman Islands	Nicaragua*	Congo*			Fiji	Samoa
Colombia*	Panama	Equatorial			French Polynesia	Seychelles
Costa Rica*	Puerto Rico	Gabon*			Guam	Solomon Islands
Cuba	Saint Kitts*	Ghana*			Hawaii	Sri Lanka*
Curacao	Saint Lucia	Guinea*			India	Taiwan
Dominica	Saint Vincent	Ivory Coast*			Indonesia	Thailand*
Dominican Republic	Suriname*	Kenya*			Japan	Tonga
El Salvador*	The Grenadines	Liberia*			Kiribati	Tuvalu
French Guiana*	Trinidad & Tobago	Madagascar			Malaysia*	Vanuatu
Grenada	United States*	Mozambique*			Maldives	Vietnam*
Guadeloupe	US Virgin Islands	Nigeria*			Marshall Islands	Wake Island
Guatemala*	Venezuela*	São Tomé & Príncipe			Mauritius	Wallis & Futuna

*offshore/floating OTEC applications only, all other OTEC applications are land-based

As discussed above, our key current contract with Baha Mar pertains to building, owning, and operating an SWAC facility for the Baha Mar Resort in The Bahamas. (www.bahamar.com). Baha Mar is a resort comprised of several luxury hotels and a 100,000 square foot casino and is currently under construction. Our SWAC system is expected to provide cooling for several of these luxury hotels and the casino. The resort is scheduled to open to the public in December 2014. We plan to have our SWAC system provide air conditioning (via water chilling) beginning in 2016. In the meantime, the resort is using traditional air conditioning systems, which will act as back-up systems after our SWAC system commences operations.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of August 1, 2014 $0

As of August 1, 2013 $0

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company is pre-revenue and thus had no backlog as of August 1, 2014 or August 1, 2013. We expect to begin generating revenues from our projects during 2016 at the earliest, from our Baha Mar project. We expect a financial close in 2014 on this project but cannot guarantee this will occur.

We do not expect sales to be seasonal or cyclical. We expect typical SWAC facilities to generate in excess of $15 million in annual total sales, and we expect typical 10MW OTEC facilities to generate in excess of $50 million in annual total sales, based on what we believe to be the market price for chilled water (air conditioning) and electricity in our target markets. We expect pricing for chilled water and electricity from our plants to be less than pricing available from traditional sources. For the Baha Mar SWAC project, we anticipate gross annual revenue of approximately $20 million per year to be generated and that from such revenue, we anticipate EBITDA of approximately $15 million. However, there can be no assurance that we will successfully develop SWAC or OTEC or that, if we do, they will achieve these annual revenue levels.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past

three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Current employees – Total of 15 (2 Officers / 6 engineers, technical / 2 marketing / 5 General and Admin.)

Within 12 months – Total of 19 (3 Officers / 7 engineers, technical / 3 marketing / 6 General and Admin.)

There are no collective bargaining agreements with our employees. We provide health and life insurance for all employees. In addition, we plan to adopt a stock option plan for certain key employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Address	Lease / Own	Terms
800 South Queen Street, Lancaster, PA	Lease	$10,000/month – Original 5 year term ends October 2015, agreement provided for two 5 year extensions.
10432 Balls Ford Rd, Manassas, VA	Lease	$4,659 / Month – the current agreement expired in January 2014 but provided for automatic renewal without 90 days advance notice by either party
Klarabergsviadukten 70 D4 P.O. Box 70396 10724 Stockholm, Sweden	Lease	$365 / month – agreement is month to month with one month required for cancellation.

Until such time as we generate profits from our operations, if any, the costs associated from such leases will be funded through working capital on hand, if any, or through the proceeds of debt or equity financings.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We utilize, or intend to employ in the performance of our material contracts, intellectual property rights pertaining to the design and development of OTEC plants. Our intellectual property rights can be categorized broadly as proprietary know-how, and technical databases and trade secrets, comprised of concept designs, and design and economic models. In particular, we have developed and own a valuable OTEC design simulator, which allows us to design OTEC systems with energy output optimization for any type of suitable location. We call this system ''OTE SIM''. We have applied to register the trademark ''TOO DEEP'' at the United States Patent and Trade Mark Office in respect of the provision of desalinated deep ocean water for consumption.

Our intellectual property has been developed by employees and is protected under agreements with such employees confirming that the rights to the inventions and developments made by the employees are our property. Confidential information is protected by non-disclosure agreements entered into between us and our prospective partners.

We have not received any notification from third parties that our processes or designs infringe any third party rights and we are not aware of any valid and enforceable third party intellectual property rights that infringe our intellectual property rights. We do not license any material intellectual property from any third party.

In the past the Company has not separately tracked research and development costs in its financial statements. They have been included in general and administrative costs or allocated to the project to which they were attributable. In addition, a significant portion of research and development is conducted by our suppliers without additional costs to the Company. We do not have any current plans for spending on research and development this year.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation by federal, state, or local governmental agencies), indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Our business and products are subject to material regulation. However, because our products and services are contemplated to be offered in different countries, the specific nature of the regulation will be wholly dependent on the nation where the project will be located. For example, our seawater air conditioning (SWAC) project currently under development in the Commonwealth of The

Bahamas is subject to Bahamian law and requires a national government approval (which has been obtained). In contrast, the ocean thermal energy conversion (OTEC) project contemplated for the United States Virgin Islands will be subject to US Federal law (since this is a US Territory) and Federal law provides that the Department of Commerce shall license all such projects. Therefore, the precise nature of the regulatory requirements for each project is wholly dependent on the specific location and what national, state and local regulations apply at that location. In all cases, however, we expect the level of regulation will be material and will require significant attention from us to remain compliant. The most significant regulations will likely be environmental and will include mitigating possible adverse effects during both the construction and operational phases of the project. However, we believe that the limited "footprint" of both SWAC and OTEC projects, together with the tremendous reduction in emissions that result from these projects, will make compliance with all such regulation manageable in the normal course. The second most significant regulations will likely involve coordination with existing infrastructure. In the case of The Bahamas project, for example, the cold water pipe location had to be engineered, reviewed and approved so that it would not interfere with existing pipes and cables. We believe compliance with this type of regulation is virtually the same civil engineering coordination process that exists for all new buildings and infrastructure projects of all types. Again, the "footprint" of both SWAC and OTEC projects is very limited and we believe the project design can readily be modified to avoid interference with existing infrastructure in most all possible cases.

For the Baha Mar project, we are working towards completing the process to obtain financial close during fourth quarter 2014. This includes raising an additional $4 million in equity and completing all activities required to secure the Deutsche Bank Loan. There can be no assurance that such financings will be closed by the stated date, or at all. Other steps required for the Baha Mar project include finalizing and signing of the EPC and O&M agreements for the construction, start-up, and operation of the facility. Part of the EPC contract includes construction timeline and a schedule of values which will be actively managed by the EPC PM and the Owner's Rep PM.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

We are the result of a merger that occurred December 31, 2013 between Ocean Thermal Energy Corporation, which was incorporated on October 18, 2010 in the State of Delaware, and Broadband Network Affiliates, Inc. ("BBNA, Inc."). In the merger, Ocean Thermal Energy Corporation merged with and into BBNA, Inc., with BBNA, Inc. surviving. After the merger, BBNA, Inc. changed its name to Ocean Thermal Energy Corporation. We own 100% of the following subsidiaries either directly or indirectly:

Ocean Thermal Energy Bahamas Ltd. ("OTEB"), a Bahamas private company. OTEB in turn holds 100% of the issued share capital of OTE BM ("OTEBM") and OTE Bahamas O&M Ltd. ("OTEB O&M"), both Bahamas private companies. OTEB owns the Baha Mar project, OTEBM is the operating company executing the Baha Mar project, and OTEB O&M is intended to provide ongoing operating and maintenance services to the Baha Mar SWAC system.

OCEES International, Inc. is a Hawaiian corporation that has the purpose of undertaking OTEC assessment projects aimed at identifying suitable locations for OTEC facilities.

Ocean Thermal Energy Cayman, Ltd. ("OTE Cayman") is a Cayman corporation with the purpose of being the holding company for projects in the Cayman Islands. OTE Cayman in turn holds 100% of OTE HC, Ltd. also a Cayman corporation, which has the purpose of being the project-level company for the planned Health City SWAC project.

Ocean Thermal Energy Holding, Ltd. is a Bahamas private company that has the purpose of developing future projects in The Bahamas.

OTE-BM Energy Partners, LLC is a limited liability company formed in the State of Delaware, the purpose of which is to partner with other companies on future project development.

OTEC Innovation Company, Inc., a Delaware corporation, has the purpose of performing research and development efforts.

The results of all of the foregoing entities are included and consolidated in the attached financial statements.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Our principal operating predecessor was OCEES, which was incorporated to promote, improve and commercialize OTEC. OCEES' founders had previously assisted in the design and development of the first U.S. land-based operational OTEC test plant. The 250kW plant operated for six years, at the United States Department of Energy's facility at NELHA at Keahole Point on the Kona coast of Hawaii and was the largest such plant put into operation.

From 2003 to 2009, OCEES assisted the U.S. Navy with feasibility studies for the use of OTEC technology. In 2010, Jeremy P. Feakins, through his JPF Venture Fund 1, LP, invested $2.4 million into OCEES. The JPF Venture Fund made a further investment of $1.4 million in 2011. The investment comprised a mix of equity and loan notes. From the time of the JPF Venture Fund's initial investment, Jeremy P. Feakins joined the board of OCEES and assisted the founders of OCEES in growing the business. Following the change in management, Ocean Thermal Energy Corporation (Delaware) was formed as a new parent company to OCEES and day-to-day operations were moved from Hawaii to Lancaster, Pennsylvania, U.S.A.

In 2011, Ocean Thermal Energy Corporation (Delaware) established a technical and engineering facility in Manassas, Virginia U.S.A. and appointed Ted Johnson, Ph.D as Senior Vice President and Head of OTEC Programs. Dr. Johnson was formerly the Director responsible for Alternative Energy Program Development at Lockheed Martin and in charge of its OTEC program. Prior to this, Dr. Johnson was the managing director of the Oceans Systems Company, a division of Lockheed Martin with annual revenue greater than $200M. Dr. Johnson was also concurrently President of the Ocean Minerals Company (OMCO), a wholly-owned subsidiary of Lockheed Corporation from 1988 until 2011. In 2009, the Ocean Energy Council (''OEC'') honored Dr. Johnson with its Ocean Energy Pioneer award for his support and contribution to OTEC technology. Dr. Johnson is a member of the OEC's board of directors.

In 2012, DCO Energy, LLC of Mays Landing, New Jersey, U.S.A. was appointed as EPC partner for the Baha Mar project. Frank E. DiCola, Chairman and CEO of DCO, made a $1.0 million investment in Ocean Thermal Energy Corporation (Delaware) and is currently a director of the Company.

We are also the successor business of Broadband Network Affiliates, Inc. ("BBNA, Inc.'). BBNA, Inc. was originally organized as a limited liability company ("BBNA, LLC") pursuant to the laws of the State of Nevada on August 6, 1999. On December 17, 2013 and pursuant to Chapter 92A of the Nevada Revised Statutes and Section 265 of the Delaware General Corporation Law, the members of BBNA, LLC caused its conversion into a Delaware corporation (the "Conversion"), resulting in BBNA, Inc. On December 31, 2013 and pursuant to an Agreement and Plan of Merger, Ocean Thermal Energy Corporation (Delaware) merged with and into BBNA, Inc. with BBNA, Inc. continuing as the surviving corporation (the "Merger"), and BBNA, Inc. changed its name to "Ocean Thermal Energy Corporation" (referred to herein as "we," "us" or the "Company").

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
(1) Commence operations of Baha Mar Energy Service Agreement (ESA)	Construction expected to be completed in 2016 with operations expected to commence at that time.	18 to 24 months
(2) Sign Energy Service Agreement with Health City, Cayman Islands for SWAC	In negotiation with separate customers. We expect an Energy Service Agreement to be signed by December 2014 with an in service date of 2017	Three to six months
(3) Sign Power Purchase Agreement with USVI or Guam	In negotiation with two potential customers for OTEC plants.	18 to 24 months

For the Baha Mar project, we are working towards completing the process to obtain financial close during fourth quarter 2014. This includes raising an additional $4 million in equity and completing all activities required to secure the Deutsche Bank Loan. There can be no assurance that such financings will be closed by the stated date, or at all. Other steps required for the Baha Mar project include finalizing and signing of the EPC and O&M agreements for the construction, start-up, and operation of the facility. Part of the EPC contract includes construction timeline and a schedule of values which will be actively managed by the EPC PM and the Owner's Rep PM.

With regard to the Cayman Islands project, Negotiations are currently underway for securing an O&M agreement for OTE to manage the traditional chiller plant as well as an ESA to design, build, and operate a SWAC facility to replace the former plant.

For the US Virgin Islands project, Feasibility analysis and preliminary designs are currently underway by OTE engineers together with our EPC partner DCNS, of Paris, France.

We believe that we could reach profitability from our first customer, the Baha Mar Resort on New Providence Island, The Bahamas, if reaching profitability were our chief strategic goal. However, we plan to manage our business to achieve high levels of sustainable revenue growth, and to continue to expand with a number of new OTEC and SWAC projects. This growth strategy requires that we make the relatively large sales, marketing and project feasibility expenditures that are a pre-requisite for new customer acquisition. Therefore, we do not expect to operate profitably at least until 2018. We may not reach profitability for several more years, or possibly ever.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

If we are not successful in reaching the foregoing milestones in the amount of time we have allotted ourselves for their achievement, the cash flows we expect from the relevant projects would also be delayed. At this stage, the first milestone regarding the Baha Mar project is the most important to us. An unexpected delay in this project's completion would have negative cash flow effects for us, which would in turn either force us to curtail our growth/expansion activities or raise additional investment capital to maintain growth/expansion expenditures at previously set levels. If we are forced to raise more investment capital than we currently plan on due to a delay in cash flows related to our Baha Mar project, this could be dilutive to your investment.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Total $(8,798,730) $(0.21) per share

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

We do not currently have and have not had profits.

7. *(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

Net tangible book value of the Company as of June 30, 2014 (unaudited)m was $1,100,751 or $0.01 per share.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

As a development stage company, our value is driven by anticipated future revenues and earnings rather than the value of our assets, and thus we believe net tangible book value has little relevance to the fair value of our shares.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

We are the result of a merger that occurred December 31, 2013 between Ocean Thermal Energy Corporation, which was incorporated on October 18, 2010 in the State of Delaware, and Broadband Network Affiliates, Inc. ("BBNA, Inc."). In the merger, Ocean Thermal Energy Corporation merged with and into BBNA, Inc., with BBNA, Inc. surviving. After the merger, BBNA, Inc. changed its name to Ocean Thermal Energy Corporation.

Broadband Network Affiliates, Inc. (Pre-Merger)

On December 12, 2013, Broadband Network Affiliates LLC ("BBNA, LLC"), a Nevada Limited Liability Company converted to Broadband Network Affiliates, Inc. ("BBNA, Inc.), a Delaware Corporation. As a result of this conversion, BBNA, Inc. issued 3,644,737 shares of its common stock to 92 shareholders. All shares issued were to prior owners of BBNA, LLC. This was a share exchange with no consideration paid.

Ocean Thermal Energy Corporation (Pre-merger)

From August 1, 2013 until the merger with Broadband Network Affiliates on December 31, 2013, the former Ocean Thermal Energy Corporation issued 1,437,258 shares of its common stock to 25 investors under Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended ("Rule 506"). Total proceeds from the investments were $1,165,168. These shares had a share price of $0.50 to $0.85 per share. All shares were issued to unrelated third party investors. During this same time period this company issued 80,884 shares of its common stock to four service providers. These shares were issued based on the cost of services provided divided by the share price of the then current Rule 506 offerings. These shares were issued under Section 4(a)(2) of the Securities Act of 1933, as amended.

Ocean Thermal Energy Corporation (Post-Merger)

During the 1st Quarter of 2014, we issued the following securities:

- 68,910,001 shares of pre-merger Ocean Thermal Energy Corporation common stock were exchanged for the same number of shares of common stock in the merged entity. These shares were received by pre-merger Ocean Thermal Energy Corporation's 350 shareholders.

- 3,900,000 shares of common stock upon the exercise of outstanding warrants. These warrants had an exercise price of $0.50 per share and were exercised by 29 warrant holders.
- 60,235 shares of common stock to five investors pursuant to Rule 506. The share price for these transactions was $0.85 per share. All investors were unrelated third party investors.
- A short-term note with a related party for $100,000. This note was paid in full on February 26, 2014. Along with the note, we granted the lender 300,000 warrants granting the investor the right to purchase shares of our common stock at the greater of a 50% discount off the price of our common stock as at time of our listing on a stock exchange or $0.425 per share.

During the 2nd Quarter of 2014, we issued the following securities:

- 100,000 shares of common stock pursuant to the exercise of outstanding warrants. These warrants had an exercise price of $0.50 and were exercised by one warrant holder.
- 60,000 shares of common stock to two investors pursuant Rule 506. The shares price for these transactions was $0.85 per share. All investors were unrelated third party investors.
- 68 convertible bonds for $1,200 each to three third party investors. Each bond can be converted to 1,000 shares of common stock at $1.20 per share. These were sold under subsection (c) of Rule 506. Total consideration for the bonds was $81,600.
- A total of 2,174 shares of common stock to two parties for services rendered. The price was determined by using our Rule 506 offering price of $0.85 per share.
- A promissory note with a related party to borrow $2,265,000 with a final maturity of January 15, 2015. Along with the promissory note, the lender received warrants to purchase 12,912,500 shares of common stock at a price of $0.425 per share.

During the 3rd Quarter of 2014, we issued the following securities:

71 convertible bonds for $1,200 each to two third party investors. Each bond can be converted to 1,000 shares of our common stock at $1.20 per share. These were sold under subsection (c) of Rule 506. Total consideration for the bonds was $85,200.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold:	5.05%
If the minimum is sold:	2.08%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $95,994,647*
If the minimum is sold: $98,994,647*

* *These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:* 17,317,500 shares of common stock issuable upon exercise of outstanding warrants, and 68 convertible bonds that are convertible into 139,000 shares of common stock. *These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of cash would be*: $9,167,813.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) *The following table sets forth the use of the proceeds from this offering:*

	If Minimum Amount Sold %	If Maximum Amount Sold %
Total Proceeds	**$2,000,000**	**$5,000,000**
Less: Offering Expenses	100%	100%
Commission & Finders Fees*	(0)	(0)
Legal & Accounting	(130,000)	(130,000)
Copying & Advertising	(40,000)	(100,000)
Net Proceeds from Offering	**$1,830,000**	**$4,770,000**
Use of Net Proceeds:		
Current Operations and Working Capital	$1,830,000	$4,770,000
Total Use of Net Proceeds	**$1,830,000**	**$4,770,000**
	100%	**100%**

*Since there is no commission required to be paid on the exercise of Rights, actual commissions paid to a dealer-manager could be substantially lower than the values indicated above. If we are successful in raising the full offering amount through exercise of Rights offered hereunder, there will be $0 in Commissions & Finders Fees. In this case, the additional net proceeds from this offering that are available to us will be used for Current Operations and Working Capital, leaving the percentage of net proceeds used at 100%.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Not applicable. This offering has a minimum $2,000,000 in proceeds that must be raised before we may use the proceeds.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

In addition to funds raised in this offering, we are in the process of raising funds at the project level to fund the Baha Mar project. The Baha Mar contract is owned by one of our wholly-owned subsidiaries, which is in the process of securing the necessary funding to reach financial close and subsequently complete the project. These efforts include securing a mix of senior debt, junior debt and additional equity for the project. We anticipate that this funding will be procured during the fourth quarter of 2014. As a result of this funding it is possible we will own less than all of the equity of the entity that owns this project.

In the future we plan to raise additional funds through additional offerings, the timing and terms of which are uncertain at this time.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the

assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Assuming all project funding is received as anticipated, as discussed above in Question 10(a), we do not anticipate having any cash flow or liquidity issues during the next 12 months. We are not currently in default or in breach of any note, loan or other indebtedness or financing arrangement requiring us to make payments. We are not subject to any unsatisfied judgments, liens or settlements obligations and no significant amount of our trade payables have not been paid within the states trade term. If project funding is delayed or not received, we would be forced to delay the project or raise additional capital.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

We believe proceeds from this offering will be adequate to cover our cash requirements for the next 12 months without additional financing.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding As of: 6/30/2014 (unaudited)	**As Adjusted Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate 10%)	$2,505,575	$2,505,575	$2,505,575
Long-term debt (average interest rate 10%)	$ 887,266	$ 887,266	$ 887,266
Total debt	$3,392,841	$3,392,841	$3,392,841
Stockholders' equity (deficit):			
Common stock ($0.0001 par value)	$ 7,666	$ 7,866	$ 8,166
Additional paid in capital	$30,752,927	$32,882,727	$35,822,427
Retained earnings (deficit)	($29,659,842)	($29,659,842)	($29,659,842)
Total stockholders' equity (deficit)	$1,100,751	$2,930,751	$5,870,751
Total capitalization	$4,493,592	$6,323,592	$9,263,592

Number of preferred shares authorized to be outstanding:

Number of Class of preferred	**Par Value of Shares Authorized**	**Per Share**
0	20,000,000	N/A

DESCRIPTION OF SECURITIES

14. *The securities being offered hereby are*:
[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
[x] Other: Rights to purchase common stock

See above for a description of the rights.

15. *These securities have:*

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights
[ ]	[x]	Preemptive rights to purchase in new issues of shares
[ ]	[x]	Preference as to dividends or interest
[ ]	[x]	Preference upon liquidation
[x]	[ ]	Other special rights or preferences (specify):

The rights represent the right to purchase approximately 1/23 of a share of common stock for every right received. See above for additional details.

16. *Are the securities convertible?* [ ] Yes [x] No

17. *If securities are notes or other types of debt securities*: Not applicable

18. *If securities are Preference or Preferred stock:* Not Applicable

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise*:

There are no restrictions on dividends under loan or other financing arrangements or otherwise, other that the restrictions on payment of dividends set forth in the Delaware General Corporation Law Sections 170 et seq.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $(2,653,773)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

We are not initially employing a Selling Agent.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not Applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

This offering is being made by the following of our officers and directors:

Jeremy P. Feakins, Director, Chairman of the Board, Chief Executive Officer and acting Chief Financial Officer

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Telephone No.: (717) 299-1344

James D. Greenberg, Director, Chief Sustainability Officer and Secretary

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Telephone No.: (717) 299-1344

Frank E. DiCola, Director

Business address: DCO Energy, LLC
Brickworks Office Park
5429 Harding Highway, Building 500
Mays Landing, NJ 8330

Telephone No.: (609) 837-8099

This offering is being conducted by the foregoing officers and directors on a best efforts basis. No sales commissions or any other form of compensation will be paid to us or any of our principals, managers or employees for introducing us to investors or negotiating the sale of shares. However, we reserve the right to engage Financial Industry Regulatory Authority ("FINRA") member broker-dealers or other lawful finders to offer and sell the shares or solicit exercise of the rights on a "best efforts" basis. That is, if engaged by us, such broker dealers or finders will use their best efforts to offer and sell the shares or solicit exercise of the rights, but will not commit to purchase the shares or to sell any minimum number of shares. If we engage FINRA members or finders, we anticipate that we will pay such broker-dealers or finders a sales commission.

On or about November ____, 2014 we will distribute the rights, subscription rights certificates and copies of this offering circular to the holders of our common stock on the record date. Rights holders who wish to exercise their rights and purchase shares of our common stock must complete the reverse of the rights certificate and return it with payment for the shares to the subscription agent at the following address:

Continental Stock Transfer & Trust Company
Attn: Reorganization Department
17 Battery Place, 8th Floor
New York, NY 10004

See "The Rights Offering — Method of Exercising Rights." If you have any questions, you should contact MacKenzie Partners, Inc., our information agent for the rights offering, at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free) or via email at oterights@mackenziepartners.com.

To the extent required, we will file, during any period in which offers or sales are being made, a supplement to this offering circular which sets forth, with respect to a particular offering, the specific number of shares of common stock to be sold, the name of any participating broker, dealer or agent, any applicable commission and any other material information with respect to the plan of distribution not previously disclosed.

To the extent we have shares remaining available (after taking into consideration all requested over-subscription rights), we may offer those shares to the public at the $1.00 per share purchase price through a dealer-manager as our placement agent. Such offering shall be for a period of 30 trading days after the expiration of the rights offering, subject to an extension in the sole discretion of the Company for up to 60 additional trading days.

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:*

We are initially offering the shares of common stock in this offering solely to our existing stockholders through a rights offering, but if not all shares are sold we will offer the remaining shares to the public.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [x] No

26. *(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

Continental Stock Transfer & Trust Company
Attn: Reorganization Department
17 Battery Place, 8th Floor
New York, NY 10004
(917) 262-2378

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Within 30 days of the expiration date.

(c) Will interest on proceeds during escrow period be paid to investors? [ ] Yes [x] No

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined.*

As of November 1, 2014, we had 76,677,147 shares of common stock outstanding. Of this total, 70,525,161 shares are subject to restrictions on trading under relevant securities laws. The minimum holding period before which trades will be permitted under relevant securities laws will expire as follows, although certain other conditions may be required to be met before such shares may be traded (including the requirements of Rule 144 promulgated under the Securities Act of 1933, as amended, which may not be met at the time such mandatory holding period ends):

Number of Shares	Mandatory Holding Period Ends
70,402,812	January 1, 2015
11,117	January 10, 2015
7,058	January 15, 2015
12,000	January 28, 2015

30,000	March 10, 2015
2,174	April 16, 2015
30,000	April 18, 2015
30,000	April 22, 2015
Total: 70,525,161	

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

We have not historically paid a dividend on our common stock, cash or otherwise, and do not intend to do so in the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. *Chief Executive Officer*:

Title: Chairman of the Board and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer
Name: Jeremy P. Feakins *Age:* 60

Office Street Address:
800 South Queen Street, Lancaster, PA 17603 *Telephone No.:* (717) 299-1344

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Jeremy P. Feakins has over 30 years of experience as an entrepreneur and investor having founded two technology-based companies.

Mr. Feakins has been Chairman and CEO, COO, and acting CFO since January 2011. Mr. Feakins leads the organization and its management team by executing the standard duties of a Chief Executive Officer and a Chairman of the Board. The activities include directing the operations of the Company, approving its operating budget, securing investment capital, communicating with current investors, recruiting and hiring key employees and advisors, and other regular and standard duties of his office. Also, Mr. Feakins regularly travels to prospective customer sites, and is intimately involved in the process of sales and marketing to prospective customers. As Chairman of the Board, Mr. Feakins advises the board and advocates and promotes the organization and stakeholder changes related to organization mission, and leads our board of directors in the execution of its duties to shareholders and to the organization.

Since July 2009, Mr. Feakins has been the Chairman and Managing Partner of the JPF Venture Fund 1, LP, an early-stage venture capital company focused on companies involved with humanitarian and/or sustainability projects. As Managing Partner, he led the organization by providing financial support, business management experience and networking contacts. He identified suitable companies for investment that offered potential for growth and commercialization. JPF Venture Fund has invested in and is a shareholder in the Company.

Since September 2007, Mr. Feakins has been a Managing Partner at Jeremy P. Feakins & Associates, LLC. As a Managing Partner, he manages and leads the organization, which acts as the General Partner of the JPF Venture Fund 1, LP, and manages recruiting, selecting, orienting and training employees.

Mr. Feakins is also a member of the Institute of Directors in the UK and the British American Business Council in the United States.

Education (degrees, schools, and dates):

- Royal Naval Secretariat and Accounting College (now the Defence College of Logisitcs and Personnel Administration), Chatham, UK, 1974, Accounting Diploma
- British Royal Navy, May 1969 – May 1976

Also a Director of the Company? [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full-Time

30. *Chief Operating Officer:* See item 29.

31. *Chief Financial Officer*: See item 29.

32. *Other Key Personnel:*

(A) *Name:* Ted Gunnar Johnson *Age:* 69
Title: Senior Vice President and Head of OTEC Programs
Office Street Address: *Telephone No.:* (540) 341-7019
10432 Balls Ford Rd, Manassas, VA

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dr. Johnson joined us in 2011 as our Senior Vice President and Head of OTEC Programs. Previously, from 2007 to 2011, Dr. Johnson was Director of Alternative Energy at Lockheed Martin Corporation.

Dr. Johnson is a member of the board of directors of the Ocean Energy Council, Geothermal Research Council, and the National Hydrogen and Hydropower Councils, as well as other professional and honorary societies.

Education (degrees, schools, and dates):

- Northwestern University, Evanston, IL, 1967 – 1972
  Doctor of Science
- Northwestern University, Evanston, IL, 1965 - 1967
  Master of Science
- Northwestern University's Milwaukee School of Engineering, Evanston, IL, 1961 - 1965
  Bachelor of Science in Electrical Engineering

Certificates:

- Advanced Executive Certificate from Northwestern University's Kellogg Business Graduate School, Evanston IL, 1992

Also a Director of the Company? [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time: Full-Time

(B) *Name*: James D. Greenberg — *Age*: 53
Title: Director and Head of Communications
Office Street Address:
800 South Queen Street, Lancaster PA 17603 — *Telephone No.*: (717) 299-1344

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

As Director and Chief Sustainability Officer at Ocean Thermal Energy since October 2010, Mr. Greenberg works closely with all Directors and Officers, especially the Executive Chairman, to ensure that critical corporate strategies are effectively communicated, implemented and integrated throughout all aspects of the organization, with particular emphasis on successful long-term planning and sustainability.

Since January 2009, Mr. Greenberg has served a Partner and Chief Investment Officer at JPF Venture Fund 1, LP. He provides significant personal equity and raised substantial funding for a venture capital entity focused on socially responsible and sustainable investments. Furthermore, he is responsible for key investment planning, execution and over-sight as well as investor relations and communications.

Education (degrees, schools, and dates):

- Pennsylvania State University, The Dickinson School of Law, Carlisle, PA (now University Park, PA), 1983 – 1986
  Juris Doctor
- Grinnell College, Grinnell, IA, 1979 – 1983
  Bachelor of Arts – Sociology
  - Graduated with Honors

Also a Director of the Company? [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full-Time

(C) *Name:* Gerald S. Koenig — *Age*: 55
Title: Company Secretary and General Counsel
Office Street Address:
800 South Queen Street, Lancaster PA 17603 — Telephone No.: (717) 299-1344

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Koenig has served as our outside general counsel and secretary since 2007. In this capacity Mr. Koenig oversees all legal matters for us. From 2008 to January 2012, Mr. Koenig served as a Partner at Dombroff Gilmore Jaques & French, P.C., a leading aviation law firm. During his tenure, he provided legal counsel to various government contractors and commercial firms in aviation, information technology and energy sectors. His areas of concentration included government service contracts, regulatory compliance, legislative issues, complex international transactions, export control and Foreign Corrupt Practice Act compliance.

Since January 2012, Mr. Koenig has been the Owner at the Law Office of Gerald S. Koenig. He provides legal counsel to clients on a wide range of legal matters, with a strong emphasis on financial matters as well as general corporate law. As a practitioner, he serves clients in various sectors, including renewable energy, aviation, information technology and government affairs. Mr. Koenig's areas of concentration include project finance, government and commercial contracts, as well as corporate formation and governance.

Education (degrees, schools, and dates):

- George Mason University School of Law, Arlington, VA, 1993 – 1996
  Juris Doctor
- University of Southern California, Los Angeles, CA, 1983 – 1986
  Master of Arts – International Relations
- West Point, West Point, NY, 1977 – 1981
  Bachelor of Science – Engineering

Also a Director of the Company? [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time: Nearly full-time, provided Mr. Koenig will also continue to manage his law practice.

DIRECTORS OF THE COMPANY

Number of Directors: Three.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Not applicable.

34. *Information concerning outside or other Directors (i.e. those not described above)*:

(A) *Name*: Frank DiCola *Age*: 65

Office Street Address: DCO Energy, LLC, Brickworks Office Park
5429 Harding Highway, Building 500
Mays Landing, NJ 08330
Telephone No.: (609) 837-8099

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Since 2001 Mr. DiCola has served as the Chairman, Chief Executive Officer, and Managing Partner of DCO Energy LLC (''DCO''), overseeing all aspects of the operation this energy project development company and engineering, procurement and construction contractor, which he founded, headquartered in New Jersey. DCO has over 200 employees and annual sales in excess of $250 million. DCO has specialized in the development, construction, operations and ownership of combined heat and power projects, renewable generation assets and district energy systems. DCO Energy also acts as third party EPC contractor and operation & maintenance provider to the power industry.

Education (degrees, schools and dates):

University of Cincinnati, 1970, *Bachelor of Science - Mechanical Engineering*

Mr DiCola is a registered U.S. Professional Engineer

35. *(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

[x] Yes [ ] No

Explain:

As discussed in Question 34 above, Frank DiCola, one of our Directors, is the president of DCO a developer of central energy centers and combined heat and power facilities. Development of these facilities is similar to the process of developing and constructing our SWAC and OTEC plants.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None, other than the fiduciary duties imposed on our directors under the Delaware General Corporation Law.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Jeremy P. Feakins, our Chief Executive Officer and Chairman, has over 30 years of experience as an entrepreneur and investor having founded two technology-based companies. From 1990 - 2006, Mr. Feakins was the Chairman and Chief Executive Officer of Medical Technology & Innovations, Inc. (''MTI''), a developer and manufacturer of a microprocessor-based vision-screening device and other medical devices. As Chairman and Chief Executive Officer of MTI, Mr. Feakins led the company and its management team and managed relationships with shareholders, financial institutions and commentators. Mr. Feakins' efforts helped facilitate MTI's domestic and international expansion. In 1996, Mr. Feakins also managed the public listing of MTI and subsequently structured the sale of the rights to MTI's vision screening product to a major international eyewear company. From 1998 - 2006, Mr. Feakins was also the founder and managing member of Growth Capital Resources, LLC, where he led the organization, successfully managing the public listings for IP Voice Communications, Inc., Care Recruitment Solutions, Inc. and China YCT International, Inc.

Since July 2009, Mr. Feakins has also been the Chairman and Managing Partner of the JPF Venture Fund 1, LP, an early-stage venture capital company focused on companies involved with humanitarian and/or sustainability projects. As Managing Partner, he led the organization by providing financial support, business management experience and networking contacts. He identified suitable companies for investment that offered potential for growth and commercialization.

Mr. Frank DiCola was also the founder and CEO of DCO Energy, LLC, an engineering, procurement and construction (EPC) firm bas in New Jersey.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

The key personnel who are not employees have service contracts with us pursuant to which they are engaged as independent contractors. These agreements include standard terms as well as non-disclosure and non-compete clauses.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

We do not have key man life insurance on any person. We intend to purchase such policies with respect to certain individuals if fundraising efforts are successful, as described herein.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not Applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

	Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	After Offering if All Securities Sold	% of Total
Jeremy P Feakins(1)						
	Common	$0.11	17,261,399	22.51%	17,261,399	21.13%

(1) Includes shares owned directly by Mr. Feakins, shares owned by two entities owned 100% by Mr. Feakins and 9,617,065 shares owned by JPF Venture Fund, with respect to which Mr. Feakins exercises sole voting control.

Business address: Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Telephone No.: (717) 299-1344

Principal occupation: Our Chairman of the Board and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 36,783,660 *shares* (40.90% *of total outstanding)*

After offering: Assuming minimum securities sold: 36,783,660 *shares* (40.01% *of total outstanding)*
Assuming maximum securities sold: 36,783,660 *shares* (38.74% *of total outstanding)*

Assumes total shares outstanding to date and exercise of all warrants and other convertible securities controlled by officers and directors.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

During 2012, we entered into a note payable for $1,000,000 and warrants to purchase 3,295,761 shares of common stock with an exercise price of $0.50 with DCO Energy, LLC, a company owned by, Frank di Cola, a member of our board of directors. The warrants were subsequently repriced to $0 and stock issued.

During 2013, we entered into a note payable for $100,000 and one year warrants to purchase 300,000 shares of common stock with an exercise price of $0.425 with Jeremy P. Feakins & Associates, LLC, an entity owned by Jeremy P. Feakins, our Chief Executive Officer and member of our board of directors. The Note was repaid in February 2014.

We paid $120,000 per year for each of the years ended December 31, 2013 and 2012 to JPF Venture Fund I, LP, an entity controlled by Mr. Feakins, our CEO, under an operating lease agreement.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Name and Relationship	Cash	Other
Jeremy P. Feakins, Chairman, Chief Executive Officer and Acting Chief Financial Officer, Chief Operating Officer and Chief Accounting Officer	$ 350,521	Grant of 1,500,000 shares of common stock, $1,000/month car allowance
James D. Greenberg, Head of Communication	$ 171,548	Grant of 1,000,000 shares of common stock
Gerry Koenig, Company Secretary & General Counsel	$ 120,000	Grant of 1,000,000 shares of common stock
Ted Gunnar Johnson, Sr VP and Head of OTEC Programs	$ 129,323	Grant of 1,350,000 shares of common stock
Related persons as a Group (3 persons)	$522,069	Grant of 2,500,000 shares of common stock, $1,000/month car allowance

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

There is no management plan regarding changes to salaries. There are unpaid deferred salaries totaling $1,108,500. The full amount of these unpaid salaries (constituted of bonuses) become payable upon successful funding of our Baha Mar project.

(c) If any employment agreements exist or are contemplated, describe:

Mr. Feakins has entered into an employment agreement with us dated January 1, 2011 under which Mr. Feakins is employed full-time as our Executive Chairman at a salary of $350,000 per year, reviewable annually. In addition, Mr. Feakins is entitled to a car allowance of $1,000 per month, life insurance and private health insurance for himself and his family. The agreement is terminable on three months' notice by either party. The agreement contains provisions for early termination, amongst other things, in the event that he breaches any material terms of the agreement. Mr. Feakins is subject to non-compete and non-solicitation covenants for a period of two years following termination of his engagement with the Company and to confidentiality undertakings.

Dr. Johnson has entered into an employment agreement with us dated May 1, 2011 under which Dr. Johnson is employed full-time as our Senior Vice President of OTEC Programs at a salary of $210,000 per year, reviewable annually. In addition, Dr. Johnson is entitled to a car allowance of $750 per month, life insurance and private health insurance for himself and his family. The agreement is terminable on three months' notice by either party. The agreement contains provisions for early termination, amongst other things, in the event that he breaches any material terms of the agreement. Dr. Johnson is subject to non-compete and non-solicitation covenants for a period of two years following termination of his engagement with the Company and to confidentiality undertakings.

James Greenberg entered into an employment agreement with us dated May 1, 2011 under which Mr. Greenberg was employed full-time as our Chief Sustainability Officer at a salary of $210,000 per year for a five year term. In addition, Mr. Greenberg was entitled to a car allowance of $750 per month, life insurance and private health insurance for himself and his family. Mr. Greenberg has now transitioned to the role of an independent contractor, but certain bonus payments remain payable to Mr. Greenberg pursuant to this agreement.

41. Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

(a) 20,531,500 *shares* (20.42% *of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities*).

Warrants	Currently Outstanding	Exercise Price per share	Expiration
Series A Note Warrants	1,075,000	$3.00	March 31, 2017
Series B Note Warrants	105,000	80% of the first day opening price upon listing on recognized stock exchange	October 31, 2023
Short-term Note Warrants (2013)	300,000	$0.425	One year after listing on public exchange
Short-term Note Warrants (2014)	12,912,500	$0.425	One year after listing on public exchange
Class C Warrants	2,000,000	$0.75	December 31, 2018
Class D Warrants	2,000,000	$1.00	December 31, 2018
Class E Warrants	2,000,000	$1.25	December 31, 2018
Convertible Bonds	139,000	$1.20	April – December 2019

None of the foregoing warrants or bonds have been approved by our stockholders.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

None.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Those individuals we deem key to our success have non-compete provisions in their employment contracts. The terms of these non-competes are a period of two years after leaving employment.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43 Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44 If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth the material U.S. Federal income tax consequences of the receipt of subscription rights described in this offering and of the exercise or expiration of those subscription rights to U.S. Holders (as defined below) of our common stock that hold such stock as a capital asset for Federal income tax purposes. This discussion is based upon the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations promulgated thereunder, judicial decisions, and the U.S. Internal Revenue Service's ("IRS") current administrative rules, practices and interpretations of law, all as in effect on the date of this document, and all of which are subject to change, possibly with retroactive effect. This discussion applies only to U.S. Holders and does not address all aspects of Federal income taxation that may be important to particular holders in light of their individual investment circumstances. Unless specifically stated otherwise, this discussion does not apply to the following holders, even if they are U.S. Holders, all of whom may be subject to tax rules that differ significantly from those summarized below: holders who may be subject to special tax rules, including, without limitation, partnerships (including any entity or arrangement treated as a partnership for Federal income tax purposes), dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, banks, financial institutions, and broker-dealers: holders of warrants or other convertible securities entitling them to receive subscription rights, holders who acquired common stock pursuant to the exercise of compensatory stock options or otherwise as compensation, or holders who hold common stock as part of a hedge, straddle, conversion, constructive sale or other integrated security transaction.

We have not sought, and will not seek, a ruling from the IRS regarding the Federal income tax consequences of this offering or the related share issuance. This discussion is based on varying interpretations that could result in U.S federal income tax consequences different from those described below. The following discussion does not address the tax consequences of this offering or the related share issuance under foreign, state, or local tax laws, or the alternative minimum tax provisions of the Code. Accordingly, each U.S. Holder of common stock is urged to consult his, her or its (hereinafter, "its") tax advisor with respect to the particular tax consequences of this offering or the related share issuance to such holder.

For purposes of this description, a "U.S. Holder" is a holder that is for U.S. federal income tax purposes:

- a citizen or resident of the U.S.;
- a corporation or other entity taxable as a corporation that is organized in or under the laws of the U.S., any state thereof or the District of Columbia;
- an estate, the income of which is subject to U.S. federal income taxation, regardless of its source; or
- a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

THIS SUMMARY IS ONLY A GENERAL DISCUSSION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE. THE U.S. FEDERAL INCOME TAX TREATMENT OF THE RIGHTS IS COMPLEX AND POTENTIALLY UNFAVORABLE TO U.S. HOLDERS. ACCORDINGLY, EACH U.S. HOLDER WHO ACQUIRES RIGHTS IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF THE ACQUISITION OF THE RIGHTS, WITH SPECIFIC REFERENCE TO SUCH PERSON'S PARTICULAR FACTS AND CIRCUMSTANCES.

Receipt of the Subscription Rights

The distribution of the subscription rights should be a non-taxable distribution to U.S. holders under Section 305(a) of the Code.

While the distribution of the subscription rights should be non-taxable under Section 305(a) of the Code, the distribution of the subscription rights would be taxable under Section 305(b) of the Code if it were a distribution or part of a series of distributions, including deemed distributions, that have the effect of (i) the receipt of cash or other property by some of our shareholders and (ii) an increase in the proportionate interest of other shareholders in our assets or earnings and profits, if any. Distributions having this effect are referred to as "disproportionate distributions." Since we presently makes payments of interest to certain convertible bondholders and to certain note holders who acquired warrants as partial consider for their loans, we may be treated as distributing cash to these holders in their capacity as shareholders. However, since in this offering we are distributing subscription rights to all shareholders of common stock, and since all holders of options, warrants and other convertible securities have full anti-dilution protection in the event of a distribution such as the distribution of the subscription rights, the distribution of the subscription rights pursuant to this offering should not be treated as an increase in the proportionate interest of other shareholders in our assets or earnings and profits, nor, therefore, as a disproportionate distribution. In addition, we have not, since our inception, made any distributions of stock which, if viewed as part of a series of distributions with the present offering, might result in a disproportionate distribution. Moreover, we have no present plans to make any such additional distributions. However, under Treasury Regulations the IRS may examine distributions that we make up to 36 months before or after this distribution to determine if, together with this distribution, a series of distributions amounting to a disproportionate distribution has occurred. Thus, any distribution of property or stock during the 36 month period following the distribution of the subscription rights would affect the taxability of the subscription rights distributed in this offering if such future distribution resulted in a series of distributions which, taken together, were disproportionate.

Our position on the non-taxability of the distribution is not binding on the IRS, or the courts. If this position is finally determined by the IRS or a court to be incorrect, the fair market value of the subscription rights would be taxable to holders of our common stock as a dividend to the extent of the holder's *pro rata* share of our current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain.

The remaining description assumes that U.S. Holders of our common stock who elect to receive the subscription rights will not be subject to U.S. federal income tax on such receipt.

Tax Basis and Holding Period of the Subscription Rights

A U.S. Holder's tax basis in the subscription rights will depend on the fair market value of the subscription rights and the fair market value of our common stock at the time of the distribution.

- If the total fair market value of the subscription rights being distributed in this offering to holders of our common stock represents 15 percent or more of the total fair market value of our common stock at the time of the distribution, a holder must allocate the basis of its shares of common stock with respect to which the subscriptions rights were distributed between such stock and the subscription rights received. This allocation is made in proportion to the fair market value of the common stock and the fair market value of the subscription rights at the date of distribution Since the subscription rights being distributed are convertible into not more than 5% of our common stock (and since cash must be paid as partial payment for the common stock), we believe that the fair market value of the subscription rights being distributed in this offering represents less than 15% of the total fair market value of our common stock.

- If the total fair market value of the subscription rights being distributed in this offering to holders of our common stock is less than 15 percent of the total fair market value of our common stock at the time of the distribution, the basis of such subscription rights will be zero (and the basis of any stock acquired upon an exercise of the rights will be the exercise price of such stock) unless the holder elects to allocate part of the basis of its shares of common stock with respect to which the subscriptions rights were distributed to the subscription rights. A holder makes such an election by attaching a statement to its tax return for the year in which the subscription rights are received. This election, once made, will be irrevocable with respect to those rights. Any holder that makes this election should retain a copy of the election and of the tax return with which it was filed in order to substantiate the use of an allocated basis upon a subsequent disposition of the stock acquired by exercise. If the basis of a holder's subscription rights is deemed to be zero because the fair market value of the subscription rights at the time of distribution is less than 15 percent of the fair market value of our common stock (and the holder does not make the election described above), the holder's basis in the shares of common stock with respect to which such rights are received will not change. If an allocation of basis is made between the subscriptions rights and common stock, and the subscription rights are later exercised, the tax basis in the common stock originally owned by the holder will be reduced by an amount equal to the tax basis allocated to the subscription rights.

The holding period for the subscriptions rights received in the rights offering by a U.S. Holder of common stock will include the holder's holding period for the common stock with respect to which the subscriptions rights were received.

Sale or Other Disposition of the Subscription Rights

If a U.S. holder sells or otherwise disposes of the subscription rights received in the rights offering prior to the expiration date, the U.S. holder will recognize capital gain or loss equal to the difference between (a) the proceeds of sale and (b) the holder's tax basis, if any, in the subscription rights being sold or otherwise disposed of (determined as described above under "Tax Basis and Holding Period of the Subscription Rights". Any capital gain or loss will be long-term capital gain or loss if the holding period for the subscription rights, determined as described in "Tax Basis and Holding Period of the Subscription Rights" above, exceeds one year at the time of disposition.

Expiration of the Subscription Rights

If the subscription rights expire without exercise while the U.S. Holder continues to hold the shares of our common stock with respect to which the subscription rights are received, the holder will recognize no loss and the tax basis of the common stock with respect to which the subscription rights were received will equal its tax basis before receipt of the subscription rights. If the subscription rights expire without exercise, or are exercised, after the holder has disposed of the shares of our common stock with respect to which the subscription rights are received, the tax consequences are uncertain and a holder should consult its own tax advisor regarding its ability to recognize a loss (if any) on the expiration of the subscription rights, or regarding the tax basis of the shares acquired upon exercise.

Exercise of the Subscription Rights; Tax Basis and Holding Period of the Shares

A U.S. Holder of common stock will not recognize any gain or loss upon the exercise of subscription rights received in the rights offering A U.S. holder who exercises the subscription rights received in the offering after disposing of the shares of our common stock with respect to which the subscription rights are received should consult its own tax advisor regarding the potential application of the "wash sale" rules under Section 1091 of the Code.
The tax basis of the common stock acquired through exercise of the subscription rights will equal the sum of (a) the exercise price and (b) the holder's tax basis, if any, in the subscription rights (determined as described above).

The holding period for the common stock acquired through exercise of the subscription rights will begin on the date the subscriptions rights are exercised.

Sale or Other Disposition of the Subscription Rights Shares

If a U.S. holder sells or otherwise disposes of the shares received as a result of exercising a right, its gain or loss recognized upon that sale or other disposition will be a capital gain or loss assuming the share is held as a capital asset at the time of sale. This gain or loss will be long-term if the shares have been held at the time of sale for more than one year.

Information Reporting and Backup Withholding

Payments of proceeds from the sale of subscription rights or rights shares to a U.S. holder (or to any holder) may be subject to information reporting to the IRS and, possibly, U.S. federal backup withholding. Backup withholding will not apply if the holder furnishes a correct taxpayer identification number (certified on the IRS Form W-9) or otherwise establish that it is exempt from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder's U.S. federal income tax liability. The holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

46. See Financial Statements beginning on the following page.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES

CONTENTS

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARES
CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2014
(UNAUDITED)

ASSETS		
Current Assets		
Cash	$	277,040
Accounts receivables		-
Prepaid expenses		8,361
Other current assets		15,091
Total current assets		300,492
Property and Equipment		
Property and equipment, net		17,427
Assets under construction		7,106,486
Property and equipment, net		7,123,913
Deposits		
Total Assets	$	7,424,405
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities		
Current portion - Capital lease obligation	$	4,172
Short-term Note - Related Party		1,575,000
Line of Credit		-
Accounts payables and accrued expense		2,930,813
Total Current Liabilities		4,509,985
Capital lease obligation, less current portion		5,195
Notes Payable - related party		1,216,403
Notes payable		592,071
Total Liabilities		6,323,654
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $0.0001 par value; 220,000,000 shares authorized, 76,677,147 shares issued and outstanding		7,666
Additional Paid In Capital		30,752,927
Accumulated deficit		(29,659,842)
Total Stockholders' Equity		1,100,751
Total Liabilities and Stockholders' Equity	$	7,424,405

The accompanying notes are an intergral part of these condensed consolidated financial statements

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(UNAUDITED)

Revenue	$	-
Cost of Sales		-
Gross Profit		-
Operating Expenses		
Salaries and wages		812,535
Professional fees		715,635
General and administrative		459,909
Total Operating Expenses		1,988,079
Loss from Operations		(1,988,079)
Other Income (Expenses)		
Interest Expense		(193,422)
Total Other expense		(193,422)
Loss Before Income Taxes		(2,181,501)
Provision for Income Taxes		-
Net Loss	$	**(2,181,501)**

The accompanying notes are an intergral part of these condensed consolidated financial statements

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(UNAUDITED)

	Common Stock Shares	Common Stock Par value	Additional Paid In Capital	Accumulated Deficit	Total Stockholders Equity (Deficiency)
Balance December 31, 2013	72,554,738	7,254	28,649,291	(27,478,341)	1,178,204
Stock issued upon exercise of warrantes ($0.50 per share)	4,000,000	400	1,999,600	-	2,000,000
Stock issued for cash ($0.85 per share)	120,235	12	102,188	-	102,200
Stock issued for consulting services ($0.85 per share)	2,174	0	1,848	-	1,848
Net Loss	-	-	-	(2,181,501)	(2,181,501)
Balance, June 30, 2014	76,677,147	$ 7,666	$ 30,752,927	$ (29,659,842)	$ 1,100,751

The accompanying notes are an intergral part of these condensed consolidated financial statements

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(UNAUDITED)

		2014
Cash Flows From Operating Activities:		
Net loss	$	(2,181,501)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		3,635
Stock issued for services		1,846
Amortization of note payable discounts		77,612
Changes in assets and liabilities:		
Other current assets		4,538
Accounts payable		(68,008)
Accrued expenses		(217,426)
Net Cash Used In Operations		(2,379,304)
Cash Flow Used In Investing Activities:		
Purchase property, plant and equipment		(8,261)
Assets under construction		(1,068,182)
Net Cash Flow Used In Investing Activities		(1,076,443)
Cash Flows From Financing Activities:		
Repayment of Notes payable		(100,000)
Short-term Borrowings		1,575,000
Clean Energy Bonds		81,600
Repayment of line of credit		(428)
Proceeds from issuance of common stock		2,102,200
Repayment of capital lease		(1,934)
Net Cash Provided by Financing Activities		3,656,438
Net Increase/(Decrease) in Cash and Cash Equivalents		200,691
Cash and cash equivalents at beginning of year		76,349
Cash and cash Equivalents at End of Year	$	277,040
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	19,852
Cash paid for taxes	$	-

The accompanying notes are an intergral part of these condensed consolidated financial statement

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. . Accordingly, they do not include all the information necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion however, that all material adjustments (consisting of normal recurring adjustments) have been made, which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

In June 2014, the FASB issued ASU 2014-10, "Development Stage Entities". The amendments in this update remove the definition of a development stage entity from the Master Glossary of the ASC thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. The amendments in this update are applied retrospectively. The Company elected early adoption of ASU 2014-10..

(B) Principal Subsidiary Undertakings

The consolidated financial statements for the six months ended June 30, 2014 include OTE Corp and the following subsidiaries:

Name	Place of Incorporation / Establishment	Prinicpal Activities	Date Formed	Effective Interest
OTEB	Bahamas	Intermediate holding Company of OTE BM and OTE Bahamas O&M	7/4/2011	100%
OTE BM	Bahamas	OTEC/SDC Development in the Bahamas	9/7/2011	100%
OCEES	Hawaii, USA	Research and development for the	1/21/1998	100%

		Pacific Rim		
OTE UK	England and Wales	Dormant	7/22/2010	100%
OTEC Innovation	Delaware, USA	Dormant	6/2/2011	100%
OTE-BM Energy	Delaware, USA	Dormant	6/2/2011	100%
OTE Bahamas O&M	Bahamas	Dormant	9/7/2011	100%
OTE Holdings	Bahamas	Dormant	3/5/2012	100%
OTE Cayman	Caymans	Dormant	3/26/2013	100%
OTE HC	Caymans	Dormant	3/26/2013	100%

OTE Corp. and its subsidiaries are here after referred to as the "Company".

(C) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates include valuation of equity based on transactions and the valuation on deferred tax assets.

(D) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At June 30, 2014, the Company had no cash equivalents.

(E) Loss Per Share

In accordance with the accounting guidance now codified as FASB ASC Topic 260, "*Earnings per Share*" basic earnings (loss) per share is computed by dividing net income (loss) by weighted average number of shares of common stock outstanding during each period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period.

Since the Company reflected a net loss for the six months ended June 30, 2014, the effect of 20,460,500 warrants is anti-dilutive and a separate computation of diluted loss per share is not presented.

(F) Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's 2010 to 2013 tax years remain open to audit by the Internal Revenue Service and state tax authorities.

(G) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(H) Fair Value

Accounting Standards Codification ("ASC") 820 " Fair Value Measurements and Disclosures" ("ASC 820") defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the U.S., and enhances disclosures about fair value measurements. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

- Level 1 – Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date.
- Level 2 – Pricing inputs are quoted for similar assets, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes assets or liabilities valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.
- Level 3 – Pricing inputs are unobservable for the assets or liabilities; that is, the inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Management believes the carrying amounts of the short-term financial instruments, including cash and cash equivalents, accounts receivable, prepaid expense and other assets, accounts payable, accrued liabilities, notes payable, deferred compensation and other liabilities reflected in the accompanying balance sheets approximate fair value at June 30, 2014 due to the relatively short-term nature of these instruments.

(I) Revenue Recognition

The Company will recognize revenue on arrangements in accordance with FASB ASC No. 605, "Revenue Recognition". In all cases, revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

(J) Fair Value of Financial Instruments

The carrying amount reported in the balance sheet for accounts payable, loans and notes payable approximate fair value based on the short-term maturity of these instruments.

(K) Recent Accounting Pronouncements

Recent accounting pronouncements issued by FASB (including the Emerging Issues Task Force), the AICPA and the SEC, did not or are not believed by the Company management, to have a material impact on the Company's present or future financial statements.

NOTE 2 PROPERTY & EQUIPMENT

Property and equipment consists of the following at June 30, 2014:

	Cost	Accumulated Depreciation	Net Book Value	Estimated Useful Life
Computer & Office Equipment	$ 13,750	$ 3,949	$ 9,801	3 Years
Software	19,061	11,435	7,626	5 Years
Construction in Process	7,106,486	-	7,106,486	
	$ 7,139,297	$ 15,384	$ 7,123,913	

Depreciation expense for the six months ended June 30, 2014 was $3,635.

NOTE 3 NOTES PAYABLE

During 2014, a private venture fund in which our CEO and CFO are officers and directors agreed to provide up to $2,265,000 in working capital loans. The loan requires the payment of a facility fee of $25,000 upon execution of the loan agreement and 12,912,500 warrants at an exercise price of the greater of one-half the share price of the Company upon listing upon a public stock exchange or $0.425. The loans are unsecured, bear interest at a rate of 10% and are due in tranches as follows: $550,000 on October 31, 2014; $990,000 on November 30, 2014; $450,000 on December 31, 2014; and $275,000 on January 31, 2015. The fund has advanced $1,575,000 through June 30, 2014.

During 2014, the Company has issued Green Energy Bonds totaling $81,600 through June 30, 2014. The bonds carry an interest rate of 9.86% and mature on April 30, 2019. In addition the bondholders are entitled to purchase 1,000 shares of common stock for each $1,200 bond purchased at a price of $1.20 per share. Should the Company's shares trade for 10 consecutive days at $1.80 per share or higher, the bonds are automatically called and converted to shares at $1.20 per shares. As of June 30, 2014 bondholders' have the right to purchase up to 68,000 common shares at a price of $1.20 per share.

The following Notes Payable were outstanding at June 30, 2014:

							Related Party		Non Related Party	
Date of Issuance	Maturity Date	Interest Rate	Original Principal	Principal at June 30, 2014	Discount at June 30, 2014	Carrying Amount at June 30, 2014	Current	Long-Term	Current	Long-Term
2/3/2012	2/3/2015	10.00%	$ 1,000,000	$ 1,000,000	$ 73,597	$ 926,403	$ -	$ 926,403	$ -	$ -
8/15/2013	8/15/2016	10.00%	525,000	525,000	14,529	510,471	-	-	-	510,471
12/31/2013	12/31/2015	8.00%	290,000	290,000	-	290,000	-	290,000	-	-
4/16/2014	4/30/2019	9.86%	6,000	6,000	-	6,000	-	-	-	6,000
5/9/2014	4/30/2019	9.86%	50,400	50,400	-	50,400	-	-	-	50,400
5/28/2014	4/30/2019	9.86%	25,200	25,200	-	25,200	-	-	-	25,200
4/1/2014	1/31/2015	10.00%	1,575,000	1,575,000	-	1,575,000	1,575,000	-	-	-
Total			$3,471,600	$3,471,600	$88,126	$3,383,474	$1,575,000	$1,216,403	$0	$592,071

NOTE 4 STOCKHOLDERS' EQUITY

During 2014, individuals exercised 4,000,000 Series "A" and "B" warrants to purchase 4,000,000 shares of common stock at a price of $0.50 per share for cash totaling $2,000,000.

During 2014, the Company issued 120,235 shares of common stock for cash of $102,188 at a share price of $0.85 per share.

During 2014, the company issued 2,174 shares of common stock for services performed. The company recognized expense of $1,848 for these services.

Warrants

The following tables summarize all warrant grants for the period ended June 30, 2014, and the related changes during these periods are presented below.

	Number of Warrants	Weighted Average Exercise Price
Warrants		
Balance at January 1, 2014	11,480,000	$ 1.00
Granted	12,912,500	0.44
Exercised	4,000,000	0.50
Forfeited	-	
Balance at June 30, 2014	20,392,500	0.73
Warrants exercisable at June 30, 2014	7,548,000	$ 0.73

NOTE 5 COMMITMENTS

Employment Agreements

On January 1, 2011, we entered into a five-year employment agreement with an individual to serve as our Chief Executive Officer. As part of the agreement, the employment agreement will renew for successive one-year terms unless the employment agreement is expressly cancelled by either the CEO or the Company 100 days prior to the end of the term. Under the terms of the agreement the CEO will receive an annual salary of $350,000 to be paid in the form of cash bi-weekly, a car allowance of $12,000 and company paid health insurance. The contract allows the company to defer $170,000 per annum until the Company reaches its first financial close on a project with a capital cost of $25 million or more. The agreement calls for bonuses equal to one times annual salary plus 500,000 common shares for each additional project, which generates $25 million or more revenue to the Company. The agreement also requires the CEO to receive a severance in the lessor amount of three year's salary or 100% of the remaining salary if the remaining term is less than three years.

On May 1, 2011, we entered into a five-year employment agreement with an individual to serve as our Senior Vice President and Head of OTEC Programs. As part of the agreement, the employment agreement will renew for successive one-year terms unless the employment agreement is expressly cancelled by either the individual or the Company 100 days prior to the end of the term. Under the terms of the agreement the individual will receive an annual salary of $210,000 to be paid in the form of cash bi-weekly, a car allowance of $9,000 and $14,400 towards health insurance. The contract allows the company to defer $108,000 per annum. For the Baha Mar project, he is entitled to a bonus of $25,000, 100,000 common shares and all deferred salaries. The agreement calls for bonuses equal to one times annual salary plus 100,000 common shares for each additional project, which generates $25 million or more revenue to the Company. The agreement also requires the individual to receive a severance in the lessor amount of three year's salary or 100% of the remaining salary if the remaining term is less than three years.

The Company has entered into various consulting and employment agreements with terms up to 2 years. These agreements call for monthly payments and payments and shares due at certain milestones dates. As of December 31, 2013, the Company has commitments to pay $401,000 for certainly signed contacts that are expected to be paid within the next 24 months and $450,000 on each contract signed in the future or upon other certain milestones and 310,000 shares of common stock.

NOTE 6 RELATED PARTY TRANSACTIONS

During 2014, the Company has paid $60,000 to a Company controlled by the CEO under an operating lease agreement.

During 2014, a Company owned by a director was paid $81,051 for services related to the construction of the Baha Mar project.

During 2014, a private venture fund in which our CEO and CFO are officers and directors agreed to provide up to $2,265,000 in working capital loans. (See Note 3)

NOTE 7 SUBSEQUENT EVENT

Since June 30, 2014, an additional $690,000 was advanced against the loan referred to in Note 2 from the private venture fund discussed in the note.

Since June 30, 2014, an additional $85,200 worth of Clean Energy Bonds have been issued. (See Note 3 for details)

As of July 21, 2014, the Company was listed on the GXG Markets First Quote platform. As a result, 12,912,500 warrants that had an exercise price that was dependent on the initial public price of the company became known. The company's initial price was $0.85 per share, which means these warrants are exercisable at $0.425 per share for a period of twelve months since from the listing date.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2013 AND 2012

LIGGETT, VOGT & WEBB, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

OCEAN THERMAL ENERGY CORPORTATION

CONTENTS

LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Ocean Thermal Energy Corporation

We have audited the accompanying consolidated balance sheets of Ocean Thermal Energy Corporation and Subsidiaries (the "Company") as of December 31, 2013 and 2012 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the two years then ended December 31, 2013 and 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Ocean Thermal Energy Corporation and Subsidiaries as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years ended December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
May 8, 2014

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Current Assets		
Cash	$ 76,349	$ 71,588
Accounts receivables	-	58,007
Prepaid expenses	93,361	8,361
Other current assets	19,627	-
Total current assets	189,337	137,956
Property and Equipment		
Property and equipment, net	12,802	18,277
Assets under construction	5,735,620	5,211,091
Property and equipment, net	5,748,422	5,229,368
Deposits		
Total Assets	$ 5,937,759	$ 5,367,324
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities		
Current portion - Capital lease obligation	$ 4,018	$ 3,458
Line of Credit	428	11,929
Accounts payables and accrued expense	2,998,565	7,001,806
Notes payable	-	97,968
Notes payable - related party	70,943	1,492,358
Total Current Liabilities	3,073,954	8,607,519
Capital lease obligation, less current portion	7,282	11,300
Notes Payable - related party	1,153,319	737,152
Notes payable	525,000	-
Total Liabilities	4,759,555	9,355,971
Stockholders' Equity (Deficiency)		
Common stock, $0.0001 par value; 120,000,000 shares authorized, 72,554,738 and 39,574,203 shares issued and outstanding, respectively	7,254	3,957
Additional Paid In Capital	28,649,291	14,687,007
Accumulated deficit	(27,478,341)	(18,679,611)
Total Stockholders' Equity (Deficiency)	1,178,204	(3,988,647)
Total Liabilities and Stockholders' Equity (Deficiency)	$ 5,937,759	$ 5,367,324

The accompanying notes are an integral part of these consolidated financial statements

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenue	$ 227,143	$ 261,646
Cost of Sales	(207,633)	(244,936)
Gross Profit	19,510	16,710
Operating Expenses		
Salaries and wages	6,177,679	7,958,768
Professional fees	1,234,086	1,307,616
Loss on Asset Disposal	-	26,175
General and administrative	976,014	648,935
Total Operating Expenses	8,387,779	9,941,494
Loss from Operations	(8,368,269)	(9,924,784)
Other Income (Expenses)		
Interest Expense	(430,461)	(720,317)
Interest Income	-	4
Total Other expense	(430,461)	(720,313)
Loss Before Income Taxes	(8,798,730)	(10,645,097)
Provision for Income Taxes	-	-
Net Loss	$ **(8,798,730)**	$ **(10,645,097)**
Net Loss per Common Share		
Basic and Diluted	$ **(0.21)**	$ **(0.34)**
Weighted Average Number of Common Shares Outstanding		
Basic and Diluted	**42,116,728**	**30,910,603**

The accompanying notes are in integral part of these consolidated financial statements

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock Shares	Common Stock Par value	Additional Paid In Capital	Accumulated Deficit	Total Stockholders Equity (Deficiency)
Balance, December 31, 2011	19,962,629	$ 1,997	$ 4,458,271	$ (8,034,514)	$ (3,574,246)
Stock issued for cash ($0.50 per share)	4,070,344	407	2,034,765	-	2,035,172
Stock issued for note payable conversions ($0.50 per share)	1,950,000	195	974,805	-	975,000
Stock issued for interest ($0.50 per share)	52,362	5	26,176	-	26,181
Stock issued to consultants ($0.50 per share)	455,534	45	227,722	-	227,767
Stock issued to employees ($0.50 per share)	13,083,334	1,308	6,540,359	-	6,541,667
Fair value of warrants issued	-	-	424,909	-	424,909
Net Loss	-	-	-	(10,645,097)	(10,645,097)
Balance, December 31, 2012	39,574,203	3,957	14,687,007	(18,679,611)	(3,988,647)
Stock issued for cash ($0.85 and $0.50 per share)	6,500,936	650	3,696,651	-	3,697,301
Stock issued for note payable conversions ($0.50 per share)	3,400,000	340	1,699,660	-	1,700,000
Stock issued to employees ($0.50 per share)	3,600,000	360	1,799,640	-	1,800,000
Stock issued to consultants ($0.50 per share)	1,980,000	198	952,054	-	952,252
Repricing of warrants	-	-	3,386,661	-	3,386,661
Exercise of warrants ($0.00)	8,568,978	856	(856)	-	-
Stock issued to consultants ($0.85 per share)	80,884	8	68,743	-	68,751
Stock issued in exchange for accrued expenses ($0.50)	5,205,000	521	2,601,979	-	2,602,500
Stock issued in reverse merger	3,644,737	364	(300,364)	-	(300,000)
Fair value of warrants issued	-	-	58,116	-	58,116
Net Loss	-	-	-	(8,798,730)	(8,798,730)
Balance, December 31, 2013	72,554,738	$ 7,254	$ 28,649,291	$ (27,478,341)	$ 1,178,204

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows From Operating Activities:		
Net loss	$ (8,798,730)	$ (10,645,097)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,475	16,825
Loss on disposal	-	26,175
Stock issued for services	2,821,003	6,769,434
Repricing of warrants	3,386,661	-
Stock issued for interest	-	26,181
Amortization of note payable discounts	264,900	428,694
Changes in assets and liabilities:		
Accounts receivable	58,007	(58,007)
Other current assets	(19,627)	-
Prepaid expenses	(85,000)	(2,710)
Accounts payable	(429,908)	1,737,629
Accrued expenses	(970,833)	1,238,237
Net Cash Used In Operations	(3,768,052)	(462,639)
Cash Flow Used In Investing Activities:		
Purchase property, plant and equipment	-	(4,385)
Assets under construction	(524,529)	(3,632,261)
Net Cash Flow Used In Investing Activities	(524,529)	(3,636,646)
Cash Flows From Financing Activities:		
Proceeds from notes payable	625,000	2,063,000
Payment for purchase of stock in reverse merger	(10,000)	-
Repayment of line of credit	(11,501)	(13,858)
Proceeds from issuance of common stock	3,697,301	2,035,172
Repayment of capital lease	(3,458)	(2,975)
Net Cash Provided by Financing Activities	4,297,342	4,081,339
Net Increase/(Decrease) in Cash and Cash Equivalents	4,761	(17,946)
Cash and cash equivalents at beginning of year	71,588	89,534
Cash and cash Equivalents at End of Year	$ 76,349	$ 71,588

Supplemental disclosure of cash flow information:

	2013	2012
Cash paid for interest	$ 113,584	$ 2,482
Cash paid for taxes	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NON CASH ITEMS

During 2012, the Company converted $975,000 in notes payable to 1,950,000 shares of common stock.

During 2013, the Company converted $1,700,000 in notes payable to 3,400,000 shares of common stock.

During 2013, the Company exchanged $2,602,500 of accrued expenses for 5,205,000 shares of common stock.

During 2013, the Company exchanged 3,644,737 shares of common stock for the net liabilities of $290,00 of Broadband Network Affiliates, Inc.

During 2013, the Company recorded a debt discount of $58,116 related to the fair value of warrants issued.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Nature of Operations

OCEES International Inc. ("OCEES") was formed under the laws of Hawaii on January 21, 1998. In 2011, OCEES and OTE Corp. entered into a share exchange agreement. The transaction was treated as a merger of entities under common control as 100% of the stockholder of OCEES exchanged their shares for 100% of the outstanding shares of OTE Corporation.

Ocean Thermal Energy Corporation ("OTE Corp.") is a Delaware corporation formed on October 18, 2010. The OTE Group is a power generation group that, with its proprietary technology, develops, builds, owns, and operates renewable energy systems, primarily in the Eastern and Western Caribbean Islands.

On December 17, 2013, Broadband Network Affiliates, Inc. (BBNA), a Nevada Corporation changed its' state domicile and became a Delaware Corporation. On December 23, 2013, BBNA entered into a merger agreement with Ocean Thermal Energy Corporation, which was effective December 31, 2013. Upon completion of the merger, BBNA changed its' name to Ocean Thermal Energy Corporation and the former OTE Corp. ceased to exist. The transaction was treated as a reverse merger and recapitalization by OTE Corp.

(B) Principal Subsidiary Undertakings

The consolidated financial statements for the years ended December 31, 2013 and 2012 include OTE Corp and the following subsidiaries:

Name	Place of Incorporation/ Establishment	Principal Activities	Date Formed	Effective Interest
OTEB	Bahamas	Intermediate holding company of OTE BM and OTE Bahamas O&M	7/4/2011	100%
OTE BM	Bahamas	OTEC/SDC development in the Bahamas	9/7/2011	100%
OCEES	Hawaii, USA	Research and development for the Pacific Rim	1/21/1998	100%
OTE UK	England and Wales	Dormant	7/22/2010	100%
OTEC Innovation	Delaware, USA	Dormant	6/2/2011	100%
OTE- BM Energy	Delaware, USA	Dormant	6/2/2011	100%
OTE Bahamas O&M	Bahamas	Dormant	9/7/2011	100%
OTE Holdings	Bahamas	Dormant	3/5/2012	100%
OTE PLC	England and Wales	Dormant	1/22/2013	100%
OTE Cayman	Caymans	Dormant	3/26/2013	100%
OTE HC	Caymans	Dormant	3/26/2013	100%

OTE Corp. and its subsidiaries are here after referred to as the "Company".

(C) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and the reported period. Actual results could differ from those estimates. Significant estimates include the assumptions used in valuing equity investments.

(D) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2013 and December 31, 2012, the Company had no cash equivalents.

(E) Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's 2010 to 2013 tax years remain open to audit by the Internal Revenue Service and state tax authorities.

(F) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(G) Property and Equipment

Land is recorded at cost and includes expenditures made to ready it for use. Land is considered to have an infinite useful life.

Buildings are recorded at cost and are depreciated over their estimated useful lives.

Furniture, vehicles, equipment and software are recorded at cost and include major expenditures, which increase productivity or substantially increase useful lives.

Maintenance, repairs and minor replacements are charged to expenses when incurred. When furniture, vehicles and equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from this account, and any gain or loss is included in the statement of operations.

The cost of furniture, vehicles, equipment and software is depreciated over the estimated useful lives of the related assets.

Assets under construction represent costs incurred by the Company for its renewable energy systems currently in process. The Company capitalizes costs incurred once the project has met the project feasibility stage. Costs include environmental engineering, permits, government approval costs and site engineering costs. The Company currently has two projects in the development stage and one project in the construction phase. The Company capitalizes direct interest costs association with the projects. As of December 31, 2013 and 2102, the Company has $0 and $0 respectively of interest costs capitalized.

Depreciation is computed using the straight-line method for financial reporting purposes. The estimated useful lives and accumulated depreciation for land, buildings, furniture, vehicles, equipment and software are as follows:

	Years
Computer Equipment	3
Software	5

(H) Fair Value

Accounting Standards Codification ("ASC") 820 " *Fair Value Measurements and Disclosures"* ("ASC 820") defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the U.S., and enhances disclosures about fair value measurements. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

• Level 1 – Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date.
• Level 2 – Pricing inputs are quoted for similar assets, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes assets or liabilities valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

• Level 3 – Pricing inputs are unobservable for the assets or liabilities; that is, the inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Management believes the carrying amounts of the short-term financial instruments, including cash and cash equivalents, accounts receivable, prepaid expense and other assets, accounts payable, accrued liabilities, notes payable, deferred compensation and other liabilities reflected in the accompanying balance sheets approximate fair value at December 31, 2013 and 2012 due to the relatively short-term nature of these instruments.

(I) Concentrations

As of December 31, 2013 and 2012, the Company has one customer whose sales account for 100% of total sales.

(J) Loss per Share

The basic loss per share is calculated by dividing the Company's net loss available to common shareholders by the weighted average number of common shares during the period. The diluted loss per share is calculated by dividing the Company's net loss by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company has 11,480,000 and 9,643,978 shares issuable upon the exercise of warrants that were not included in the computation of dilutive loss per share because their inclusion is anti-dilutive for the years ended December 31, 2013 and 2012, respectively.

(K) Revenue Recognition

The Company recognizes revenue on arrangements in accordance with FASB ASC No. 605, "Revenue Recognition". In all cases revenue is recognized when the price is fixed and determinable, persuasive evidence of an engagement exists, the service is performed and collectability of receivable is reasonably assured. The Company recognizes revenue from grants as the services are performed.

(L) Fair Value of Financial Instruments

The carrying amount reported in the balance sheet for accounts payable, loans and notes payable approximate fair value based on the short-term maturity of these instruments.

(M) Recent Accounting Pronouncements

Recent accounting pronouncements issued by FASB (including the Emerging Issues Task Force), the AICPA and the SEC, did not or are not believed by the Company management, to have a material impact on the Company's present or future financial statements.

NOTE 2 PROPERTY & EQUIPMENT

Property and equipment consists of the following at December 31, 2013:

	Cost	Accumulated Depreciation	Net Book Value	Estimated Useful Life
Computer & Office Equipment	$ 5,490	$ 2,219	$ 3,271	3 Years
Software	19,061	9,530	9,531	5 Years
Construction in Process	5,735,620	-	5,735,620	
	$ 5,760,171	$ 11,749	$ 5,748,422	

Property and equipment consists of the following at December 31, 2012:

	Cost	Accumulated Depreciation	Net Book Value	Estimated Useful Life
Computer & Office Equipment	$ 5,490	$ 556	$ 4,934	3 Years
Software	19,061	5,718	13,343	5 Years
Construction in Process	5,211,091	-	5,211,091	
	$ 5,235,642	$ 6,274	$ 5,229,368	

Depreciation expense for the years ended December 31, 2013 and 2012 was $5,475 and $16,825, respectively. During 2012, the Company recognized a loss of $26,175 on the closing of its Hawaii location.

NOTE 3 CAPITAL LEASE PAYABLE

On June 22, 2011, the Company entered into a 5 year capital lease agreement with a company. The lease has a purchase option bargain of $1. The Company has classified this agreement as a capital leases. Future payments required under the lease are as follows:

Year ended December 31, 2014	$	5,457
Year ended December 31, 2015		5,457
Year ended December 31, 2016		2,728
Total		13,642
Less amounts representing interest		2,342
Capital lease obligation		11,300
Less current portion		4,018
Long term capital lease obligation	$	7,282

NOTE 4 NOTES PAYABLE

During 2011, The Company entered into a note payable for $200,000 and two year warrants to purchase 659,152 shares of common stock with an exercise price of $0.50. The note had an interest rate of 10% per annum, was secured by a first lien in all assets of OTE Corp. and one of its subsidiaries, and was due on September 26, 2013. The Company determined the warrants had a fair value of $66,810 based on the Black Scholes Option Pricing Model. The fair value was recorded as a discount on the notes payable and was being amortized over the life of the note. The Company repriced the warrants during 2013 and took an additional charge to earnings of $280,766 related to the repricing. The warrants were exercised upon the repricing. Accrued Interest totaled $2,890 as of December 31, 2012 and the note and all accrued interest was converted to 400,000 shares of common stock during the year ended December 31, 2013. (See Notes 6 & 9)

During 2011, the Company entered into two note payable agreements with an entity owned by our CEO and principal stockholder for $1,000,000 and $400,000 and two year warrants to purchase 3,295,761 and 1,318,304 shares of common stock, respectively. All the warrants had an exercise price of $0.50 per common share. The notes bear interest of 10%, are secured by a first lien in all assets of OTE Corp. and one of its subsidiaries and are due April 15, 2013 and July 1, 2013, respectively. The Company determined the warrants had fair values of $336,389 and $134,129, respectively, based on the Black Scholes Option Pricing Model. The fair value was recorded as a discount on the notes payable and was being amortized over the life of the note. The Company repriced the warrants during 2013 and took an additional charge to earnings of $1,836,515 related to the repricing. The warrants were exercised upon the repricing.

Accrued interest totaled $41,667 and $16,667 as of December 31, 2012, respectively, and the notes and all accrued interest on the notes was converted to 2,800,000 shares of common stock during the year ended December 31, 2013. (See Notes 6 & 9)

During 2012, The Company entered into a note payable for $1,000,000 with an entity owned by a director of the Company and three year warrants to purchase 3,295,761 shares of common stock with an exercise price of $0.50. The note has an interest rate of 10% per annum, is secured by a first lien in all assets of OTE Corp. and one of its subsidiaries, and is due on February 3, 2015. The Company determined the warrants had a fair value of $378,500 based on the Black Scholes Option Pricing Model. The fair value was recorded as a discount on the notes payable and was being amortized over the life of the note. The Company repriced the warrants during 2013 and took an additional charge to earnings of $1,269,380 related to the repricing. The warrants were exercised upon the repricing. Accrued Interest totaled $141,666 and $41,666 as of December 31, 2013 and 2012, respectively. (See Notes 6 & 9)

Series A - 10% Notes

During 2012, the Company issued Series A units. Each unit is comprised of a $50,000 unsecured note that matured on March 31, 2013 and bears interest at 10% per annum payable quarterly, and a warrant to purchase 50,000 common shares at an exercise price of $3.00. The warrants expire on March 31, 2017. The Company issued $1,075,000 of Series A 10% Convertible Notes (including proceeds of $12,000 received in 2011 that were converted to Series A Notes in 2012) and 1,075,000 warrants to purchase common shares. Also during 2012, $975,000 of Series A 10% Notes were converted into 1,950,000 shares of common stock of the Company. There was no gain or loss on the exchange. The remaining $100,000 balance was converted to 200,000 shares of common stock during the year ended December 31, 2013. (See Note 6)

Series B - 10% Notes

During 2013, the Company issued Series B units. Each unit is comprised of a $50,000 unsecured note that matures on October 31, 2023 and bears interest at 10% per annum payable annually in arrears and a warrant to purchase 10,000 common shares at an exercise price of 80% of the first day opening price upon the Company listing on a recognized stock exchange. During 2013, the Company issued $525,000 of Series B 10% Convertible Notes and 105,000 warrants to purchase common shares.

Unsecured Debentures

During 2013, The Company entered into a note payable for $100,000 and one year warrants to purchase 300,000 shares of common stock with an exercise price of $0.43 with an entity owned by our CEO and principal stockholders. The unsecured note has an interest rate of 10% per annum and is due on January 31, 2014. The Company determined the warrants had a fair value of $58,116 based on the Black Scholes Option Pricing Model. The fair value was recorded as a discount on the notes payable and was being amortized over the life of the note. Accrued Interest totaled $1,292 as of December 31, 2013. (See Notes 6 & 9)

During 2013, the Company paid cash of $10,000 and entered into a note payable for $290,000 in connection with the reverse merger transaction. The Company re-purchased and retired 7,546,464 shares of common stock simultaneous with the closing of the merger. The note is unsecured and due the earlier of December 31, 2015 or upon the Company receiving $50,000 of proceeds from the exercise of the Class A warrants, $50,000 from the exercise of the Class B warrants, $60,000 from the exercise of the Class C warrants, $60,000 from the exercise of the Class D warrants and $70,000 from the exercise of the Class E warrants.

The following Notes Payable were outstanding at December 31, 2012 and 2013:

December 31, 2012

							Related Party		Non Related Party	
Date of Issuance	Maturity Date	Interest Rate	Original Principal	Principal at December 31, 2012	Discount at December 31, 2012	Carrying Amount at December 31, 2012	Current	Long-Term	Current	Long-Term
04/15/11	04/15/13	10%	$ 1,000,000	$1,000,000	$ 49,056	$ 950,944	$ 950,944	$ -	$ -	$ -
07/01/11	07/01/13	10%	400,000	400,000	33,532	366,468	366,468	-	-	-
09/26/11	09/26/13	10%	200,000	200,000	25,054	174,946	174,946	-	-	-
02/03/12	02/03/15	10%	1,000,000	1,000,000	262,848	737,152	-	737,152	-	-
03/07/12	03/31/13	10%	25,000	25,000	269	24,731	-	-	24,731	-
03/07/12	03/31/13	10%	25,000	25,000	269	24,731	-	-	24,731	-
09/14/12	03/31/13	10%	50,000	50,000	1,494	48,506	-	-	48,506	-
Total			$ 2,700,000	$2,700,000	$ 372,522	$2,327,478	$1,492,358	$ 737,152	$ 97,968	$ -

December 31, 2013

							Related Party		Non Related Party	
Date of Issuance	Maturity Date	Interest Rate	Original Principal	Principal at December 31, 2013	Discount at December 31, 2013	Carrying Amount at December 31, 2013	Current	Long-Term	Current	Long-Term
02/03/12	02/03/15	10%	$ 1,000,000	$1,000,000	$ 136,681	$ 863,319	$ -	$ 863,319	$ -	$ -
08/15/13	08/15/16	10%	525,000	525,000	-	525,000	-	-	-	525,000
12/31/13	12/31/15	8%	290,000	290,000	-	290,000		290,000		
12/01/13	01/31/14	10%	100,000	100,000	29,057	70,943	70,943	-	-	-
Total			$ 1,915,000	$1,915,000	$ 165,738	$1,749,262	$ 70,943	$1,153,319	$ -	$ 525,000

Maturities of Long –Term Obligations for Five Years and Beyond

The minimum annual principal payments of notes payable and capital lease obligations at December 31, 2013 were:

2014	$ 100,000
2015	1,000,000
2016	525,000
2017 and thereafter	-
Total	$ 1,625,000

NOTE 5 LINE OF CREDIT

The Company has a line of credit from the Bank of Hawaii. The credit line bears interest at prime plus 3% as of December 31, 2013, the interest rate is 7.5%. The credit line matures on September 30, 2014. The outstanding balance at December 31, 2013 is $428.

NOTE 6 STOCKHOLDERS EQUITY

Common Stock

The Company has 120,000,000 shares of $0.0001 par value common stock authorized.

During 2012, the Company issued 4,070,344 shares of common stock in exchange for cash of $2,035,172.

During 2012, a total of $975,000 notes were converted to 1,950,000 shares of common stock at the rate of $0.50 per share based on recent cash offering price. There was no gain or loss recorded on the exchange. (See Note 4)

During 2012, the Company issued 455,534 shares of common stock in exchange for consulting services provided during the year with a fair value of $227,767.

During 2012, the Company issued 52,362 shares of common stock for interest due from the Series A notes with a fair value of $26,181.

During 2012, the Company issued 13,083,334 shares of common stock to employees as compensation and bonuses determined in their employment agreements with a fair value of $6,541,667.

During 2013, the Company issued 6,500,936 shares of common stock for cash of $3,697,301.

During 2013, a total of $1,700,000 notes were converted to 3,400,000 shares of common stock at a rate of $0.50 per shares based on recent cash offering. There was no gain or loss on the exchange. (See Note 4)

During 2013, the Company issued 3,600,000 shares of common stock for services to employees with a fair value of $1,800,000 based on recent cash offering ($0.50 per share).

During 2013, the Company issued 1,980,000 shares of common stock for services to consultants with a fair value of $952,252 based on recent cash offering ($0.50 per share).

During 2013, the Company issued 8,568,978 shares of common stock upon the exercise of repriced warrants. (See Notes 4 & 9)

During 2013, the Company issued 80,884 shares of common stock to consultants with a fair value of $68,751 ($0.85 per share).

During 2013, the Company issued 5,205,000 shares of common stock in exchange for accrued expenses with a fair value of $2,602,500 ($0.50 per share)

On December 23, 2013, 3,644,737 shares were issued in a reverse merger with Broadband Network Affiliates, Inc. The transaction was valued at the fair value of the assets acquired and Broadband Network Affiliates, Inc. changed its name to Ocean Thermal Energy Corporation and the predecessor Ocean Thermal Energy ceased to exist upon completion of the merger.

Warrants

In September 2011 the Company issued 5,273,217 warrants to investors to purchase an aggregate of 5,273,217 shares of common stock for a period of 3 years. The purchase price of these warrants is $0.50 per share. The Company calculated the fair value of the extended warrants by using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 55%; risk-free interest rate of 0.5% and an expected life of two years.

We used the following assumptions for warrants during the year ended December 31, 2012.

Expected volatility:	55%
Expected lives:	2 to 5 Years
Risk-free interest rate:	.25% to 1.13%
Expected dividend yield:	None

We used the following assumptions for warrants during the year ended December 31, 2013.

Expected volatility:	50%
Expected lives:	2 Years
Risk-free interest rate:	.33%
Expected dividend yield:	None

During 2012, the Company issued 1,075,000 warrants in conjunction with Series A notes payable wherein the warrants are exercisable at a price of $3.00 and expire on May 31, 2017.

During 2012, the Company issued 3,295,761 warrants with an exercise price of $0.50 in conjunction with the loan from a related party. These warrants have an expiration date of February 3, 2015 and can be converted at any time. (See Note 4)

During 2013, the Company issued 105,000 warrants in conjunction with a private placement memoranda wherein the warrants are exercisable at a price equal to 80% of the stock price of the first day opening price upon Company listing on a recognized stock exchange. Since this has not yet occurred, the exercise price cannot be determined and thus, none of the warrants are exercisable as of December 31, 2013.

During 2013, the Company re-priced 8,568,978 warrants from $0.50 to $0.00 per share. Per ASC Topic 718, this exchange was treated as a modification. The incremental value of $ 3,386,661, measured as the excess of the fair value of the modified award over the fair value of the original award immediately before the modification and using the black-Scholes option pricing model, was expensed immediately as all the options vested on the date of exchange and were exercised.

During 2013, the Company issued 300,000 warrants with an exercise price equal to the greater of a 50% discount off of the stock price at the initial public offering price, or $0.425 per share in conjunction with a note payable with an entity owned by our CEO. (See Note 4)

As part of the Merger with Broadband Network Affiliates, Inc., the Company assumed 10,000,000 outstanding warrants. These warrants are grouped into five tranches of warrants with 2,000,000 shares allocated to each tranche. These warrants expire on December 31, 2018.

As part of the merger with BBNA, there were five classes of callable warrants exercisable for two million shares per class. The warrants are callable by the Company upon written notice of the Company's election to call the warrants. Following receipt by the holder of a call notice, the holder shall have 30 days to exercise or correct these warrants. If the warrants are not exercised or corrected within 30 days, these warrants shall become null and void.

Warrant	Number of Shares Available	Price Per Share	Total Proceeds
A	2.0 million shares	$0.50	$1.0 million
B	2.0 million shares	$0.50	$1.0 million
C	2.0 million shares	$0.75	$1.5 million
D	2.0 million shares	$1.00	$2.0 million
E	2.0 million shares	$1.25	$2.5 million
Total	10.0 million shares		$8.0 million

Information with respect to warrants outstanding and exercisable at December 31, 2013 and 2012 is as follows:

	Number Outstanding	Range of Exercise Price	Number Exercisable
Balance, December 31, 2011	5,273,217	.50	5,273,217
Issued	4,370,761	.50 – 3.00	4,370,761
Expired	-	-	-
Exercised	-	-	-
Balance, December 31, 2012	9,643,978	.50 – 3.00	9,643,978
Issued	405,000	-	-
Expired	-	-	-
Warrants assumed in merger	10,000,000	.50 -1.25	10,000,000
Exercised	(8,568,978)	.50	(8,568,978)
Balance, December 31, 2013	11,480,000	.50- 3.00	11,075,000

NOTE 7 INCOME TAX

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate to the income before provision for income taxes is as follows:

	December 31, 2013	December 31, 2012
Statutory rate applied to loss before income taxes	$ (3,575,763)	$ (4,321,207)
Increase (decrease) in income taxes results from:		
Nondeductible expenses	2,209,494	2,920,341
Change in valuation allowance	1,366,269	1,400,866
Income tax expense (benefit)	$ -	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

	December 31, 2013	December 31, 2012
Deferred Tax Assets	$ 9,188	$ 10,625
Operating loss carry forwards	4,019,180	2,651,473
Gross deferred tax assets	4,028,367	2,662,098
Valuation allowance	(4,028,367)	(2,662,098)
Net deferred tax asset	$ -	$ -

The Company has net operating loss carry forwards (NOL) for income tax purposes of approximately $9,901,000. This loss is allowed to be offset against future income until the year 2033 when the NOL's will expire. The tax benefits relating to all timing differences have been fully reserved for in the valuation allowance account due to the substantial losses incurred through December 31, 2013. The change in the valuation allowance for the years ended December 31, 2013 and 2012 was an increase of $1,366,269 and $1,400,866 respectively.

NOTE 8 COMMITMENTS AND CONTINGENCIES

Employment Agreements

On January 1, 2011, we entered into a five-year employment agreement with an individual to serve as our Chief Executive Officer. As part of the agreement, the employment agreement will renew for successive one-year terms unless the employment agreement is expressly cancelled by either the CEO or the Company 100 days prior to the end of the term. Under the terms of the agreement the CEO will receive an annual salary of $350,000 to be paid in the form of cash bi-weekly, a car allowance of $12,000 and company paid health insurance. The contract allows the company to defer $170,000 per annum until the Company reaches its first financial close on a project with a capital cost of $25 million or more. The agreement calls for bonuses equal to one times annual salary plus 500,000 common shares for each additional project, which generates $25 million or more revenue to the Company. The agreement also requires the CEO to receive a severance in the lessor amount of three year's salary or 100% of the remaining salary if the remaining term is less than three years.

On January 1, 2011, we entered into a five-year employment agreement with an individual to serve as our Chief Financial Officer. As part of the agreement, the employment agreement will renew for successive one-year terms unless the employment agreement is expressly cancelled by either the CFO or the Company 100 days prior to the end of the term. Under the terms of the agreement the CFO will receive an annual salary of $210,000 to be paid in the form of cash bi-weekly, a car allowance of $9,000 and company paid health insurance. The contract allows the company to defer $108,000 per annum until the Company reaches its first financial close on a project with a capital cost of $25 million or more. The agreement calls for bonuses equal to one times annual salary plus 250,000 common shares for each additional project, which generates $25 million or more revenue to the Company. The agreement also requires the CFO to receive a severance in the lessor amount of three year's salary or 100% of the remaining salary if the remaining term is less than three years.

On May 1, 2011, we entered into a five-year employment agreement with an individual to serve as our Senior Vice President and Head of OTEC Programs. As part of the agreement, the employment agreement will renew for successive one-year terms unless the employment agreement is expressly cancelled by either the individual or the Company 100 days prior to the end of the term. Under the terms of the agreement the individual will receive an annual salary of $210,000 to be paid in the form of cash bi-weekly, a car allowance of $9,000 and $14,400 towards health insurance. The contract allows the company to defer $108,000 per annum. For the Baha Mar project, he is entitled to a bonus of $25,000, 100,000 common shares and all deferred salaries. The agreement calls for bonuses equal to one times annual salary plus 100,000 common shares for each additional project, which generates $25 million or more revenue to the Company. The agreement also requires the individual to receive a severance in the lessor amount of three year's salary or 100% of the remaining salary if the remaining term is less than three years.

The Company has entered into various consulting and employment agreements with terms up to 2 years. These agreements call for monthly payments and payments and shares due at certain milestones dates. As of December 31, 2013, the Company has commitments to pay $401,000 for certainly signed contacts that are expected to be paid within the next 24 months and $450,000 on each contract signed in the future or upon other certain milestones and 310,000 shares of common stock.

Operating Agreements

The Company leases office space located at 800 South Queen Street in Lancaster, Pennsylvania from JPF Venture Fund I, LP, a related party, under an operating lease. The lease agreement was entered into on October 1, 2010 for an initial term of five years with options to renew the lease for two additional five-year terms.

2014	$ 120,000
2015	90,000
Thereafter	0
Total	$ 210,000

NOTE 9 RELATED PARTY TRANSACTIONS

During 2011, The Company entered into a note payable for $200,000 and two year warrants to purchase 659,152 shares of common stock with an exercise price of $0.50 with a related party. (See Note 4)

During 2011, the Company entered into two note payable agreements with a related party for $1,000,000 and $400,000 and two year warrants to purchase 3,295,761 and 1,318,304 shares of common stock, respectively, with exercise prices of $0.50. (See Note 4)

During 2012, the Company issued 2,726,000 shares of common stock to a related party for compensation with a fair value of $1,363,000. (See Note 6)

During 2012, the Company issued 4,038,334 shares of common stock to a related party for compensation with a fair value of $2,019,167.

During 2012, the Company entered into a note payable for $1,000,000 and warrants to purchase 3,295,761 shares of common stock with an exercise price of $0.50 with a company owned by a director of the Company. (See Note 4)

During 2013, The Company entered into a note payable for $100,000 and one year warrants to purchase 300,000 shares of common stock with an exercise price of $0.43 with a related party. (See Note 4)

During 2013, the Company repriced 8,568,978 warrants held by related parties from $0.50 to $0.00 per share. (See Note 6)

The Company paid $120,000, $120,000 and $390,000 for the years ended December 31, 2013, 2012 and the period January 21, 1998 through December 31, 2013 to a Company controlled by the CEO under an operating lease agreement. (See Note 8)

During 2013, a Company owned by a director was paid $247,253 for services related to the construction of the Baha Mar project.

NOTE 10 SUBSEQUENT EVENTS

During 2014, the Company issued 60,235 shares of common stock for cash of $51,200 ($0.85 per share).

During 2014, individuals exercised 3,900,000 Series "A" and "B" warrants to purchase 3,900,000 shares of common stock at a price of $0.50 per share for cash of $1,950,000.

During 2014, a private venture fund in which our CEO and CFO are officers and directors agreed to provide up to $1,200,000 in working capital loans. The loan requires the payment of a facility fee of $25,000 upon execution of the loan agreement and 7,000,000 warrants at an exercise price of $0.425 that expire 12 months after the Company completes an initial public offering. The loans are unsecured, bear interest at a rate of 10% and are due May 1, 2015. The fund has advanced $655,000 through May 8, 2014.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 8, 2014, the date the financial statements were issued.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. *If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.*

Our losses to date, as reflected in the Financial Statements included herewith, are the result of our being in the development stage. To date, we have not completed the development of any of our proposed projects. Steps we have taken towards profitability include:

- Signing an Energy Service Agreement to provide the Baha Mar Resort with all its chilling needs for a 20-year period.

- Negotiating with several other governmental, quasi-governmental and large corporate businesses to provide both electricity and air cooling to them through 20 to 30 year agreements.

With regard to the Baha Mar project, we are working towards completing the process to obtain financial close during the fourth quarter of 2014. This includes raising an additional $4 million in equity and completing all activities required to secure the Deutsche Bank Loan. There can be no assurance that such financings will be closed by the stated date, or at all. Other steps required for the Baha Mar project include finalizing and signing of the EPC and O&M agreements for the construction, start-up, and operation of the facility. Part of the EPC contract includes construction timeline and a schedule of values which will be actively managed by the EPC PM and the Owner's Rep PM.

To complete the Baha Mar project and to begin delivering services and generate revenues after the financial close, we will need to design, build, start-up and operate the project. To speed up the operations start date and begin collecting revenues, the facility will be started as soon as the seawater pipe is in place and operational with hardening measures for hurricane protection to be completed following start-up of the system.

Although we have a definitive agreement for the Baha Mar project for a 20 year period, there can be no assurance that the project will be completed, or if completed, that our projected costs and time frame for completion of the project are accurate. Further, once completed, there can be no assurance that our estimates of gross revenue or EBITDA net income for the project will be achieved. We do not anticipate receiving material revenues from the Baha Mar project until sometime in 2016.

Summary of Active Projects:

- **Baha Mar** – Signed ESA – Build, own and operate a 9,800 ton SWAC System
  - Anticipated in service during 2016
- **United States Virgin Islands -** On March 4, 2014, we signed a memorandum of understanding USVI Legislature for OTEC, SWAC and other sustainable technologies together with opportunities for economic development. The memorandum is general in nature and does not bind the Company to specific terms for the project.
  - We are in the process of completing a feasibility study with various government agencies, the USVI Utility Company and business partners. We plan to complete the study during the first quarter of 2015. When finished the feasibility study will be presented to the USVI legislature. The feasibility study will outline how we plan to develop an OTEC plant on St Croix with projected capital costs currently estimated at US$436 million.
- **U.S. Department of Defense (DOD)**
  - OTE is qualified under US Small Business Research Innovation (SBIR) rules (Since 2003).
  - We successfully completed both SBIR I and SBIR II designing an OTEC plant for the US Navy base at Diego Garcia, British Indian Ocean Territories. Design approved by US DoD.
  - Under SBIR III, advanced discussions are in progress for an approximate 12MW OTEC plant for Diego Garcia
  - U.S. Navy Base Program for Renewable Energy includes 10 to 12 Navy bases.
  - A contract to design, build and operate an OTEC plant for the island of Guam is being negotiated.
  - Defense Logistics Agency (DLA) Energy on behalf of the U.S. Army Kwajalein Atoll plans to award an Energy Savings Performance Contract (ESPC). OTEC has proposed a design. We anticipate the project will be awarded in 2015.
- **Cayman Islands -** OTE has signed a General Terms Agreement (GTA) to build, own and operate a SWAC system in the Cayman Islands for the Thompson Development Group
  - OTE is designing a 10,000 ton SWAC system for the Narayana Cayman University Medical Centre, a 2,000-bed hospital, along with a medical school and an assisted living facility for retirees.
  - Energy Service Agreement (ESA) contract negotiations have commenced.
  - Phase 1 of the hospital opened in March 2014. OTE plans to build and install the SWAC plant with projected service starting in 2017.

- DCO Energy to be lead EPC contractor, and the project is currently in the design phase with the Thompson Development Group.
- **Zanzibar OTEC Plants** – A memorandum of understanding has been signed with the Zanzibar Electricity Corporation (ZECO) to introduce OTEC and ancillary technologies to Tanzania. The memorandum is general in nature and does not bind the Company to specific terms for the project. ZECO is the sole power utility in Zanzibar empowered to generate, transmit, distribute and sell electric energy to the country. The government of Tanzania & ZECO has requested a meeting with our management and technical team. We are in contact with the U.S. Department of State to assist in arranging meetings with the appropriate government and ZECO officials.

The foregoing projects are in various stages of development. The only definitive agreement for the development of a complete project is Baha Mar. There can be no assurance that any negotiations currently being conducted will result in signed contracts or agreements to provide electricity and/or chilling or other services. Even if your negotiations result in signed contracts or agreements, significant other milestones including financing, regulatory approvals and construction must be completed before any projects currently being negotiated would begin generating revenues.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

As a growing, development-stage-company, we expect continued losses for the next several years, and these losses could increase over at least the next two to three years as we invest further in our growth, and to support those OTEC and SWAC projects already in our pipeline. According to Goldman Sachs (http://www.goldmansachs.com/our-thinking/our-conferences/clean-energy-summit/goldman-sachs-clean-energy-ecosystem-summit.pdf), the clean energy industry is expected to be a growth market and one that is at an inflection point in terms of technologies that have the capacity to transform production, delivery and consumption of energy. The International Energy Outlook 2013 (IEO2013) projects that world energy consumption will grow by 56 percent between 2010 and 2040, which will further push the need for alternatives to electrical power produced by fossil-fuel based systems. These trends should positively affect our sales efforts over the next several years. Further, we expect continued volatility in oil and gas prices, and a general upward trend in these prices. This increase in volatility and pricing increases our potential customers' risks related to the cost of operating their facilities or offering energy to their customers, making our ability to offer stable, long-term fixed price agreements more attractive. We also expect the trend of greater appreciation for renewable energy sources such as OTEC to continue. We expect the impact of these forces on our business over the next twelve months to be primarily in the generation of additional sales leads and stronger demand, though given the lengthy timeline for entering into revenue generating contracts, we do not expect these trends to have a significant impact on our revenues or income during such period.

Reference is made to the description of current projects contained in Item 47 above.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year.

The revenues reflected on the attached financial statements were solely for consulting services. We have subsequently decided to concentrate on project development, and no longer expect to generate significant revenues from consulting services. The gross margin on such consulting services performed in the past was approximately 7%.

What is the anticipated gross margin for next year of operations?

None.

If this is expected to change, explain.

We expect to continue to operate without revenue for the next operating year.

Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not applicable. We do not expect to generate revenues until 2016 at the earliest. Gross margin information is not available for our industry.

50. Foreign sales as a percent of total sales for last fiscal year: 0%

Domestic government sales as a percent of total domestic sales for last fiscal year: 100%.

Explain the nature of these sales, including any anticipated changes:

All sales were for consulting services only with historic gross margins of approximately 7%.

PART III — EXHIBITS

Number	Title	Page No.
2.1	Certificate of Incorporation***	
2.2	Certificate of Merger***	
2.3	Certificate of Amendment***	
2.4	Bylaws***	
3.1	Form of Warrant Certificate Issued by Broadband Network Affiliates, LLC***	
3.2	Warrant To Purchase Common Stock of Ocean Thermal Energy Corporation (JPF 2013 Warrant)***	
3.3	Loan Agreement dated April 1, 2014 between Jeremy P. Feakins & Associates, LLC and Ocean Thermal Energy Corporation (JPF 2014 Loan)***	
3.4	Warrant to Purchase Common Stock of Ocean Thermal Energy Corporation (JPF 2014 Warrant)***	
3.5	Promissory Note dated April 1, 2014 from Ocean Thermal Energy Corporation to Jeremy P. Feakins & Associates, LLC (JPF 2014 Note)***	
3.6	Form of Series A 10% Unsecured Note ***	
3.7	Form of Warrant to Purchase Common Stock (Series A Loan)***	
3.8	Form of Loan Agreement by and Among Certain Lenders and Ocean Thermal Energy Corporation (Series B Loan)***	
3.9	Form of Promissory Note issued by Ocean Thermal Energy Corporation to Certain Lenders (Series B Loan)***	
3.10	Form of Security Agreement by and Between Ocean Thermal Energy Corporation and Certain Lenders (Series B Loan)***	
3.11	Form of Warrant to Purchase Common Stock (Series B Loan)***	
3.12	Form of Secured Convertible Promissory Note (Green Bond) Dated August 18, 2014***	
3.13	Form of Security Agreement between Ocean Thermal Energy Corporation and Certain Lenders***	
4.1	Subscription Rights Certificate***	
4.2	Preliminary Subscription Agreement***	

Number	Title	Page No.
4.3	Acknowledgement of Subscription***	
6.1	Energy Services Agreement by and between OTE BM Ltd. and Baha Mar Ltd. dated as of July 9, 2013* and ***	
6.2	Lease Agreement between JPF Venture Fund 1, LP and OCEES International, Inc., a Hawaii corporation, and Ocean Thermal Energy Corporation, a Delaware corporation dated October 1, 2010. ***	
6.3	Employment Agreement with Jeremy P. Feakins dated January 1, 2011***	
6.4	Employment Agreement with James D. Greenberg dated January 1, 2011***	
6.5	Settlement and Mutual Release Agreement dated March 8, 2013***	
6.6	Employment Agreement with Dr. Ted Johnson dated May 1, 2011***	
6.7	Employment Termination Agreement between Ocean Thermal Energy Corporation and Stephen K. Oney dated June 15, 2013***	
	General Terms Agreement between Ocean Thermal Energy Cayman Ltd. and Ocean Energy Ltd., dated as of April 15, 2013	1
9.1	Form of Subscription Agent Agreement between Ocean Thermal Energy Corporation and Continental Stock Transfer & Trust Company***	
10.1	Written Consent of Liggett, Vogt & Webb, P.A.	2
10.2	Consent of Sichenzia Ross Friedman Ference LLP**	
11.1	Opinion of Sichenzia Ross Friedman Ference LLP***	
11.2	Tax opinion of Sichenzia Ross Friedman Ference LLP	3
15.1	Questions and Answers about the Rights Offering***	
15.2	Instructions for Use of Ocean Thermal Energy Corporation Subscription Rights Certificate ***	
15.3	Notice to Stockholders***	

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information is being filed separately with the Commission.

** Included in Exhibit 11.1.

*** Previously filed.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lancaster, State of Pennsylvania, on November 14, 2014.

OCEAN THERMAL ENERGY CORPORATION

By: /s/ JEREMY P. FEAKINS
Name: Jeremy P. Feakins
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jeremy P. Feakins, as his true and lawful attorney-in-fact, proxy and agent, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this offering statement (including post-effective amendments or any abbreviated offering statement and any amendments thereto), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEREMY P. FEAKINS Jeremy P. Feakins	Chief Executive Officer, Acting Chief Financial Officer and Director	November ~~13~~ 14, 2014
/s/ JAMES D. GREENBERG James D. Greenberg	Chief Sustainability Officer, Secretary and Director	November ~~13~~ 14, 2014
____________________ Frank Di Cola	Director	________, 2014

EXHIBITS

Number	Title	Page No.
6.1	Energy Services Agreement by and between OTE BM Ltd. and Baha Mar Ltd. dated as of July 9, 2013* and ***	
6.2	Lease Agreement between JPF Venture Fund 1, LP and OCEES International, Inc., a Hawaii corporation, and Ocean Thermal Energy Corporation, a Delaware corporation dated October 1, 2010. ***	
6.3	Employment Agreement with Jeremy P. Feakins dated January 1, 2011***	
6.4	Employment Agreement with James D. Greenberg dated January 1, 2011***	
6.5	Settlement and Mutual Release Agreement dated March 8, 2013***	
6.6	Employment Agreement with Dr. Ted Johnson dated May 1, 2011***	
6.7	Employment Termination Agreement between Ocean Thermal Energy Corporation and Stephen K. Oney dated June 15, 2013***	
	General Terms Agreement between Ocean Thermal Energy Cayman Ltd. and Ocean Energy Ltd., dated as of April 15, 2013	1
9.1	Form of Subscription Agent Agreement between Ocean Thermal Energy Corporation and Continental Stock Transfer & Trust Company***	
10.1	Written Consent of Liggett, Vogt & Webb, P.A.	2
10.2	Consent of Sichenzia Ross Friedman Ference LLP**	
11.1	Opinion of Sichenzia Ross Friedman Ference LLP***	
11.2	Tax opinion of Sichenzia Ross Friedman Ference LLP	3
15.1	Questions and Answers about the Rights Offering***	
15.2	Instructions for Use of Ocean Thermal Energy Corporation Subscription Rights Certificate ***	
15.3	Notice to Stockholders***	

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information is being filed separately with the Commission.

** Included in Exhibit 11.1.

*** Previously filed.

Exhibit 1

GENERAL TERMS AGREEMENT

This General Terms Agreement (hereinafter referred to as the "Agreement"), is entered into this 15th day of April, 2013 between **OCEAN THERMAL ENERGY CAYMAN LTD**, a Cayman Islands Company having its registered office at P.O. Box 268, Grand Cayman, KY1-1104 Cayman Islands (hereinafter referred to as "OTE", which term shall include its successors, assigns and affiliated companies), and **OCEAN ENERGY LTD**, a Cayman Islands Company having its registered office at P.O. Box 10335, Grand Cayman, KY1-1003, Cayman Islands (hereinafter referred to as "OEL", which term shall include its successors and assigns).

RECITALS

WHEREAS, OTE intends to design, engineer, construct, finance, own, operate and maintain Ocean Thermal Energy Conversion ("OTEC") and Seawater District Cooling ("SDC") facilities in the Cayman Islands (hereinafter referred to as the "Cayman Venture"); and

WHEREAS, the parties shall enter into a specific "Task Order" with respect to each project relating to the Cayman Venture (hereinafter "Project"). Such Task Order shall be reduced to writing, executed in the same manner as this Agreement and shall set forth the terms of each Project, including, without limiting the generality of the foregoing, the design, engineering, construction, financing, ownership, operation and/or maintenance of the Project.

WHEREAS, OEL has unique expertise, resources and relationships in the Cayman Islands that would be beneficial to OTE with regard to the Projects; and

WHEREAS, the Parties further desire to provide for joint ownership for each Project through equity participation, as may be stated in the Task Order specific to the Project;

NOW THEREFORE, in consideration of the mutual covenants and promises herein set forth, the Parties agree as follows:

1. **Relationship of the Parties**

The Parties agree to deal with each other on an entirely exclusive basis on the Cayman Venture and all related Projects as defined by specific Task Orders. In order to give OEL adequate assurance and comfort, OTE explicitly agrees not to deal with Dart Enterprises, Ltd. or any affiliate thereof. Nothing herein shall be construed as providing for the sharing of profits or losses arising out of the efforts of the Parties except as may be provided for in the Task Order for the Project. Each such Task Order shall be negotiated and agreed to by the Parties and shall relate to a specific off-take agreement and also address the creation of Project-specific special purpose entities ("SPEs"), the terms of joint equity participation therein and the other matters referred to in the recitals above.

2. **Proposal Preparation**

The Parties shall support each other, on an exclusive basis, during the Cayman Venture and all related Project proposal efforts. Such support shall include, but is not necessarily limited to, interaction with end-user customers and preparation of proposed off-take agreements and response to questions from relevant third parties. In support of such proposals ("Proposals"), the Parties shall provide each other, when requested, technical and pricing data as may be required by the requesting Party and/or the intended end-user, in sufficient detail to negotiate a Task Order.

3. **Marketing**

The Parties will cooperate in the conduct of marketing activities related to the Proposals and agree to provide such complementary marketing support as reasonably requested. Neither Party shall make any presentation directly to an end-user without the consent of the other Party.

4. **Costs**

Each Party will bear its own expenses, costs, risks and liabilities arising out of the making of Proposals and any other efforts performed under this Agreement and neither will make any claim or charges against the other, except to the extent that any of the foregoing may be recovered as development costs attributable to a specific Project, which shall be addressed in a Task Order.

5. **Non-Limiting Agreement**

Nothing herein shall be deemed to restrict either Party from offering, licensing, transferring or selling to any other party any goods or services that it may regularly offer, license, transfer or sell to other parties, except for Projects, as that term is defined in this Agreement.

6. **Proprietary Information**

(a) During the course of this Agreement either Party may exchange or disclose to the other information and data either in written or electronic format or orally which it considers to be proprietary ("Proprietary Information"). Proprietary Information disclosed orally shall be reduced to writing by the disclosing Party as soon as possible after disclosure. If the Proprietary Information reduced to writing is conspicuously identified by the disclosing Party as proprietary by an appropriate stamp or legend thereon and is transmitted in writing or in other tangible, retainable form, the recipient Party agrees that it will use the same only in connection with the Projects contemplated by this Agreement, and the performance of any resultant Task Orders to the extent set forth in such Task Orders, and that it will not disclose the same to third parties without the written consent of the disclosing Party; provided, however, that the recipient Party shall not be liable for any disclosure of such Proprietary Information to others:

(1) if the recipient Party has utilized the same degree of care in protecting the Proprietary Information as would be utilized in connection with protecting its own proprietary information;

(2) after three years from the termination date of this Agreement;

(3) if the Proprietary Information is within, or later falls within, the public domain through no fault of recipient Party;

(4) if the Proprietary Information is in possession of the recipient Party, its divisions, subsidiaries, parent or affiliates without restriction on disclosure as substantiated by documentation dated prior to the disclosure thereof by the disclosing Party;

(5) if the Proprietary Information is legally obtainable without restriction from another source;

(6) if the Proprietary Information is not identified as being proprietary as required under the terms of this Agreement;

(7) if the Proprietary Information has been or later is disclosed by the disclosing Party to others on an unrestricted basis;

(8) if the receiving Party reasonably believes, based on advice from legal counsel, that it is required to disclose the Proprietary Information in order to comply with applicable law, rule, regulation, or court order or other compulsory process of a court or other governmental body. In such case, the receiving Party shall promptly notify the disclosing Party, in writing, of its intent to disclose the Proprietary Information, if it reasonably believes, based on the advice of legal counsel, that it can do so without violating the applicable law, rule, regulation, or court order or other compulsory process of a court or other governmental body, so that the disclosing Party can take such action as it deems appropriate to protect its Proprietary Information.

(b) Each Party agrees that all Proprietary Information marked as such in accordance with this Agreement:

(1) will be disclosed only to personnel of the recipient Party having a "need to know" in connection with performance of effort within the intent and provisions of this Agreement and to the Client or an authorized representative thereof in the performance by either Party of its portion of the Project; provided, however, that any Proprietary Information proprietary to either Party which is disclosed under this provision by the other Party to the Client shall be marked with a stamp or legend as is appropriate and permissible under applicable laws and regulations;

(2) if reproduced in whole or in part in accordance with this Agreement, will carry a proprietary mark or legend at least similar to that with which the information is disclosed to the recipient Party, except as provided in Item (1) of this subparagraph (b) relative to information disclosed to the Client.

(c) Except as provided in the Rights in Inventions clause of this Agreement, engineering data jointly developed for the purpose of a Proposal shall be the sole property of OTE and shall be considered a "work for hire."

(d) The obligations of this Proprietary Information clause shall survive any termination of this Agreement pursuant to Termination clause herein.

(e) Neither this Agreement nor any disclosure of Proprietary Information hereunder shall be construed to grant either Party any right, license or immunity from suit for infringement, either directly or by implication, estoppel, or otherwise in or under any issued, pending, or after-acquired patent, copyright or patent application or proprietary technical information of the other Party except as expressly recited herein; provided, however, that each Party hereby grants to the other Party an immunity from suit for enabling such other Party to perform its obligations under the activity contemplated by this Agreement and the performance of resultant contracts, to the extent set forth in such contracts.

(f) Such Proprietary Information as may be disclosed or exchanged by the respective Parties under this Agreement shall not constitute any representation, warranty, assurance, guarantee, or inducement by either Party to the other with respect to the infringement of any patent or other proprietary right owned or controlled by any third party and nothing in this Agreement shall be construed as a warranty, or representation of any kind with respect to the content or accuracy of Proprietary Information disclosed or exchanged by the Parties under this Agreement.

(g) This Proprietary Information clause shall not apply to any data, information or technology developed by the receiving Party independently from the Proprietary Information governed by this clause.

(h) Each Party agrees to adhere to any applicable US and foreign export control laws and regulations and shall not export or re-export any technical data or products received or the direct product of such technical data except in compliance with the applicable export control laws of the US Government International Traffic in Arms Regulations (ITAR) and/or the Export Administration Regulations (EAR).

(i) Should a Party need to provide Proprietary Information to the Client, that Party will negotiate and enter into a Non-Disclosure Agreement with the Client that contains the provisions of this Proprietary Information clause.

7. **Rights in Inventions**

(a) Any invention jointly conceived or jointly first actually reduced to practice by employee(s) of both Parties hereto in the course of this activity ("Joint Invention") shall be the sole property of OTE and shall be considered a "work for hire." If both Parties develop the Joint Invention using either Party's or both Parties' Proprietary Information, then each Party grants the other Party a perpetual, royalty-free, non-exclusive, non-transferable license to use the licensing Party's Proprietary Information and Joint Invention for the Project. The Parties shall use and protect such Inventions only in accordance with the provisions of subparagraph (c) of the Proprietary Information clause of this Agreement. The filing of patent applications on such Joint Inventions shall be at OTE's sole discretion with expenses for such filing, subsequent prosecution and any taxes and fees being at OTE's sole expense. Compliance with regulations with respect to any country in which an application is filed shall be borne by the Party so filing.

(b) Inventions conceived in the course of a Proposal effort by employee(s) of OEL only shall also be considered "works for hire." As such, OTE shall have the entire right, title and interest in such inventions and the exclusive right to file patent applications thereon in its own name, subject to royalty-free, non-exclusive and irrevocable license (without the right to grant sublicenses) to OEL to use the inventions only in the Projects contemplated by this Agreement and the performance of any resultant Task Order(s) to the extent set forth in such Task Order(s).

8. **Publicity**

Except as may be required by applicable law or regulation, courts of competent jurisdiction, to meet credit and financing arrangements or as required or appropriate in the reasonable judgment of either Party to satisfy the disclosure requirement of any securities laws or regulations, no publicity or advertising shall be released by OEL in connection with this Agreement nor any Project contemplated hereby without the prior written approval of OTE. Neither Party, however, shall be precluded from revealing to an end user the existence and contents of this Agreement. In the event of any Task Order under this Agreement, OEL shall not make any releases for publication in media intended for public circulation without OTE's prior approval thereof. In all cases where the prior approval of OTE is not required, OEL shall provide OTE prior notice of any such disclosure as well as a copy of what will be disclosed.

9. **Independent Contractors**

Each Party hereto shall act as an independent contractor, and this Agreement shall not constitute, create, give effect to or otherwise recognize a joint venture, pooling arrangement, partnership, or formal business organization of any kind. No relationship, other than that created by and set forth in this Agreement, shall be intended or established by any reference to the Parties operating as a "Team" or as "Team Members."

10. **Termination**

This Agreement and all rights and duties hereunder, except those in the Proprietary Information clause herein, shall terminate upon the happening of the earliest of any of the following:

(a) Mutual agreement in writing of the Parties hereto;

(b) Expiration of a period of thirty-six (36) months from the effective date of this Agreement, unless the term of an executed Task Order has not yet expired and then only with respect to that Task Order;

(c) Failure of the Parties to enter into a Task Order after negotiating in good faith for a reasonable time, provided that either Party gives the other Party thirty (30) days written notice of its intention to terminate; or

(d) Breach by either Party of the United States Foreign Corrupt Practices Act or and the United Kingdom Bribery Act.

11. **Entire Agreement**

This Agreement contains the entire Agreement of the Parties and supersedes any previous understanding, commitments or agreements, oral or written, with respect to the subject matter hereof.

12. **Modifications**

This Agreement may be modified from time to time by the mutual written consent of the Parties.

13. **Assignment**

Neither Party hereto will assign its rights or delegate its duties hereunder without the express prior written consent of the other Party and any attempted assignment of rights or delegation of duties in contravention of this Article shall be void and of no effect.

14. **Severability**

Each provision of this Agreement is severable. If any is declared void, illegal or unenforceable, the remaining paragraphs shall retain their full force and effect.

15. **Applicable Law**

This Agreement and the interpretation thereof shall be governed by the laws of the Cayman Islands, excluding its choice of law provisions. It is further understood that activity under this Agreement is subject to Cayman Islands government approval of OTE's local companies control law license.

16. **Counterparts**

This Agreement may be signed in more than one counterpart, which counterparts, when taken together, shall constitute this Agreement.

17. **Notices**

A notice under this Agreement shall be in writing and shall be delivered by: (a) hand delivery to the address stated in this Agreement, or such other address as may be notified to the other Party; (b) electronic transmission to the e-mail address provided for such purpose to the other Party; or (c) facsimile transmission to such telephone number as may be provided for that purpose to the other Party. A notice given in one or more of the aforementioned ways shall be deemed to have been delivered on the date of receipt, if a business day; if not a business day, on the first business day immediately following.

18. **Jurisdiction**

The courts of the Cayman Islands shall have exclusive jurisdiction to adjudicate any and all disputes arising out of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed effective as of the day and year above provided.

OCEAN ENERGY LTD

Signature: ____________________

Name: Gene Thompson

Title: Director

Date: 4-15-2013

OCEAN THERMAL ENERGY CAYMAN LTD

Signature: ____________________

Name: Jeremy P. Feakins

Title: Chief Executive Officer

Date: 4/15/2013

Exhibit 2

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this to Form 1-A Amendment #2 Registration Statement of our report dated May 8, 2014 relating to the December 31, 2013 and 2012 consolidated financial statements of Ocean Thermal Energy Corporation and Subsidiaries.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT &WEBB P.A.
Certified Public Accountants

Boynton Beach, Florida
November 13, 2014

Exhibit 3

November 14, 2014

Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, PA 17602

Re: Tax Consequences of Rights Offering

Ladies and Gentlemen:

We have acted as counsel to Ocean Thermal Energy Corporation ("Ocean Thermal"), a Delaware corporation, in connection with the proposed distribution to its shareholders, at no charge, of transferable subscription rights to purchase up to an aggregate of 5,000,000 shares of Ocean Thermal common stock at a cash subscription price of $1.00 per share (the "Rights Offering"). You have requested our opinion in connection with certain federal income tax consequences to the shareholders of the proposed rights offering under the Internal Revenue Code of 1986, as amended (the "Code").

Set forth below are our opinions, together with the representations, facts, and assumptions upon which we have relied in rendering our opinions and the limitations of such opinions.

A. Documents Reviewed

In connection with the opinions rendered below, we have reviewed and relied upon the following documents:

1. Amendment No. 2 to Form 1-A, Regulation A Offering Statement originally filed with the Securities and Exchange Commission on or about November 14, 2014, File No. 024-10418, and as subsequently amended ("Amendment No.2)); and

2. the Certificate of Ocean Thermal (the "Certificate"), delivered to us on or about November 14, 2014 , with respect to various factual representations and certifications.

B. Representations, Facts and Assumptions

The relevant facts are set forth in Amendment No. 2 and the Certificate. For purposes of this opinion we have assumed and rely upon the truth and accuracy of the facts as set forth in Amendment No. 1 as well as the factual representations set forth in the Certificate. We have no reason to believe that the facts as set forth in Amendment No. 2 and the Certificate are inaccurate.

A summary of the relevant facts is as follows:

1. Ocean Thermal is distributing on a pro rata basis to its shareholders, at no charge, transferable subscription rights to purchase up to an aggregate of 5,000,000 shares of Ocean Thermal common stock at a cash subscription price of $1.00 per share.

2. Ocean Thermal has issued to a number of persons, and has outstanding, interest-bearing convertible bonds, and interest-bearing notes accompanied by warrants, as well as a number of warrants not associated with interest-bearing obligations. Ocean Thermal regularly pays interest on the interest-bearing obligations. The bonds and warrants of the holders of these securities all contain full anti-dilution provisions which become effective upon a distribution of rights such as those being distributed in the Rights Offering.

3. Each shareholder will receive one (1) transferable subscription right for every share of Ocean Thermal common stock owned of record. For every 15.33543 subscription rights granted to a shareholder, the shareholder will be entitled to purchase one (1) share of Ocean Thermal common stock (the "basic subscription privilege"). Rights must be exercised for whole numbers of shares – no fractional shares will be issued in the offering.

4. The exercise of subscription rights will be irrevocable. Once a shareholder exercises a subscription right in the Rights Offering, the shareholder will not be able to revoke or change this exercise or request a refund of monies paid.

5. Each subscription right will carry with it an oversubscription privilege for shares that are not otherwise purchased through the exercise of the basic subscription privilege. The oversubscription privilege will entitle the shareholders who exercise their basic subscription rights in full to subscribe for additional shares of Ocean Thermal common stock at the subscription price to the extent that other subscription rights holders do not exercise their subscription rights. Ocean Thermal will honor all over-subscription requests if sufficient shares are available. If oversubscription requests exceed the shares available, Ocean Thermal will allocate the available shares *pro rata* by multiplying the number of shares available for rights holders exercising their over-subscription rights by a fraction that equals (a) the number of over-subscription shares subscribed to by a holder exercising over-subscription rights divided by (b) the total number of over-subscription shares available for rights holders exercising their oversubscription privileges.

6. The subscription rights will expire if they are not exercised within 30 days of the commencement of the rights offering. Ocean Thermal may extend the period for exercising the subscription rights. Subscription rights that are not exercised by the expiration date of the Rights Offering will expire and will have no value.

7. If the subscription rights are not exercised in full by Ocean Thermal shareholders, Ocean Thermal may conduct a limited public offering to persons selected by Ocean Thermal in its sole discretion.

8. Apart from payments of interest on interest-bearing notes issued in conjunction with warrants and on interest-bearing convertible securities, no distributions to holders of Ocean Thermal common stock of cash or property have been made since the company was incorporated on December 13, 2013. There is currently no plan to make any such distributions subsequent to the transactions contemplated in Amendment No. 2.

9. Ocean Thermal has only one class of stock outstanding.

In connection with the opinions rendered below, we have assumed that all signatures on all documents submitted to us as originals are authentic, that all documents are submitted to us as copies are accurate, that all information submitted to us is accurate and complete, and that all persons executing and delivering originals or copies of documents examined by us are competent to execute and deliver such documents.

C. The Law

Under § 61(a)(3) of the Code, gross income includes "gains derived from dealings in property." Under § 301 of the Code, "a distribution of property... made by a corporation to a shareholder with respect to its stock" is taxable as gross income to the extent that the distribution is made out of the corporation's current or accumulated earnings and profits. If at the time of the distribution the corporation does not have current or accumulated earnings and profits, then the amount of the distribution is applied first as a reduction in the shareholder's basis in its stock; the amount of any distribution in excess of the shareholder's basis is treated as a capital gain from the sale or exchange of property.

However, Code § 305(a) provides that gross income does not include "the amount of any distribution of the stock of a corporation made by such corporation to its shareholders with respect to its stock." For purposes of Code § 305, "stock" is defined in Code § 305(d)(1) to include rights to acquire such stock.

Code § 305(b) provides that the general non-recognition rule of Code § 305(a) does not apply – and the distribution is taxable – in the case of certain distributions, including so-called "disproportionate distributions". Under § 305(b)(2), a distribution of stock rights (or a series of distributions of which such a distribution is one) constitutes a "disproportionate distribution," and is therefore taxable, if the distribution results in (a) the receipt of property, including cash, by some shareholders, and (b) an increase in the proportionate interest of other shareholders in the assets or earnings and profits of the distributing corporation. Under Code § 317(a), the term "property" means money, securities, and any other property (but does not mean stock in the corporation making the distribution or rights to acquire such stock). For purposes of Code § 305(b), "the term "shareholder" includes a holder of rights or warrants or a holder of convertible securities" (see Code § 305(d)(2)).

A "series of distributions" encompasses all distributions of stock made or deemed made by a corporation which have the result of the receipt of cash or property by some shareholders and an increase in the proportionate interests of other shareholders. It is not necessary, in order for a distribution of stock to be considered as one of a series of distributions, that such distribution be pursuant to a plan to distribute cash and property to some shareholders and to increase the proportionate interests of the other shareholders; rather it is sufficient if there is a distribution (or a deemed distribution) having such effect. According to Treasury Regulations:

> There is no requirement that both elements of section 305(b)(2) (i.e., receipt of cash or property by some shareholders and an increase in proportionate interests of other shareholders) occur in the form of a distribution or series of distributions as long as the result of a distribution or distributions of stock is that some shareholders' proportionate interests increase and other shareholders in fact receive cash or property. Thus, there is no requirement that the shareholders receiving cash or property acquire the cash or

> property by way of a corporate distribution with respect to their shares, so long as they receive such cash or property in their capacity as shareholders, if there is a stock distribution which results in a change in the proportionate interests of some shareholders and other shareholders receive cash or property. However, in order for a distribution of property to meet the requirement of section 305(b)(2), such distribution must be made to a shareholder in his capacity as a shareholder, and must be a distribution to which section 301, 356(a)(2), 871(a)(1)(A), 881(a)(1), 852(b), or 857(b) applies. (Under section 305(d)(2), the payment of interest to a holder of a convertible debenture is treated as a distribution of property to a shareholder for purposes of section 305(b)(2).)

Treas. Reg. § 1.305-3(b)(3). See also Treas. Reg. §1.305-3(e), Ex. (4). Therefore under the regulation payments of interest to a person who holds convertible securities would be considered a payment of cash to a shareholder. If payments of cash are made to some shareholders and the interests of other shareholders in the assets and earnings of the corporation are increased by a distribution of stock rights, there is a disproportionate distribution.

Under a 36-month safe harbor rule, where the receipt of cash or property occurs more than 36 months before or following a distribution or series of distributions of stock, the distribution or distributions of stock will be presumed not to result in the receipt of cash or property by some shareholders and an increase in the proportionate interest of other shareholders, unless the receipt of cash or property by some shareholders and the distribution or series of distributions are made pursuant to a plan. See Treas. Reg. § 1.305-3(b)(4).

If the general non-recognition rule of Section 305(a) does not apply, Code § 305(b) provides that the distribution will be treated as a distribution of property to which Code § 301 applies.

In general, a shareholder's tax basis in stock rights received pursuant to a non-taxable distribution to which Code § 305(a) applies is zero when the fair market value of the stock rights received is less than fifteen percent (15%) of the fair market value of the corporation's stock held by such shareholder at the time of such distribution. See Code § 307(b)(1). However, if a corporation distributes rights to acquire its stock to a shareholder in a non-taxable distribution and on the date of distribution the fair market value of the rights is 15% or more of the fair market value of the stock with respect to which the rights are distributed, then the basis in such stock must be allocated between the stock and the rights (and, upon exercise, between the old stock and the stock received upon exercise of the rights) in proportion to the fair market values of each on the date of the rights distribution. Code § 307(a). (Even when the fair market value of the rights is less than 15% of the stock with respect to which the rights are distributed, the shareholder may, through a properly filed election, elect to allocate part of the basis of the stock to the rights received.)

Upon a sale of the rights, the amount of basis (if any) allocated to the rights is used in determining gain or loss. Upon an exercise of the rights, in order to determine the basis of the stock acquired through exercise, the amount of basis (if any) allocated to the rights is added to the cost of the stock. Treas. Reg. §§ 1.307-1 and 1.307-2. Basis is allocated in the foregoing manner only if the rights are exercised or sold.

If the distribution of stock rights is taxable (and thus treated as a distribution to which Code § 301, applies), the tax basis of the rights distributed is, under Code § 301(d), the fair market value of the rights as of the date of the distribution. See Treas. Reg. § 1.301-1(b); Treas. Reg. §§ 1.301-1(h)(1) and 1.301-1(h)(2)(i). The basis of the stock with respect to which the rights are distributed remains unchanged.

The lapse of a non-taxable stock right has no tax consequences (as the lapsed non-taxable stock right has no basis). See Rev. Rul. 74-501, 1974-2 C.B. 98. The lapse of a taxable stock right may result in a loss for the holder of the right to the extent of the holder's basis in such right since, under Code § 1234A, the expiration of a right with respect to property which is, or would be upon acquisition, a capital asset in the hands of the taxpayer is treated as a sale or exchange of a capital asset, and the shareholder may have basis in the right (but realizes no income on the lapse). See Rev. Rul. 76-53, 1976-1 C.B. 87.

The holding period of stock acquired by a shareholder's exercise of stock rights will begin on the date of exercise, regardless of whether the stock rights were taxable on distribution. Code § 1223(5); Treas. Reg. § 1.1223-1(f). The holding period for subscriptions rights received by a shareholder includes the shareholder's holding period for the common stock with respect to which the subscriptions rights were received. Code § 1223(4).

D. Opinion

Assuming the facts and assumptions set forth above are correct and continue to be correct as of the date Amendment No. 1 becomes effective, and subject to the limitations set forth herein, our opinion of the federal income tax consequences of the Ocean Thermal Rights Offering, based upon existing provisions of the Code, is:

1. The shareholders of Ocean Thermal who receive subscription rights to purchase Ocean Thermal common stock should not be taxed on the receipt of such rights because the distribution of the rights will not increase the proportionate interest in the earnings and assets of the company of shareholders who do not receive distributions of cash or property.

The foregoing conclusion is based on the fact that the Rights Offering itself does not result in an increase in the proportionate interest of any shareholders in the assets or earnings and profits of Ocean Thermal. All shareholders are to receive rights under the Rights Offering and the holders of all convertible securities are protected against dilution. Moreover, since the company's inception, there has been no distribution that resulted in an increase in the proportionate interest of any shareholders in the assets or earnings and profits of the company. In addition, there is presently no plan to make any such distribution. It should be noted, however, that if any distributions are made to shareholders (in their capacity as shareholders) in the next 36 months that do result in an increase in the proportionate interest of any shareholders in the assets or earnings and profits of the company, the 36-month safe-harbor rule discussed above will not apply and the Internal Revenue Service may, in light of such subsequent distribution, re-examine the Rights Offering to determine whether, as a result of the subsequent distribution, it was in fact one distribution in a series of distributions resulting in a distribution of cash or other property to some shareholders and an increase to other shareholders in their share of the company's earnings and profits. Such an examination could affect the taxability of the Rights Offering.

The remainder of this opinion assumes that the distribution of the subscription rights is not taxable.

2. If the shareholders of Ocean Thermal exercise their subscription rights, the basis in the rights received generally will be zero. However, if either (1) the fair market value of the rights on their date of issuance is 15% or more of the fair market value of the common stock with respect to which they are received or (2) a shareholder properly elects to allocate part of the basis of such stock to the rights, then upon a sale or exercise of the rights the basis in such stock will be allocated between the stock and the rights (or, upon exercise of the rights, the stock acquired by the exercise) in proportion to the fair market values, on the date of issuance of the rights, of the rights and of the stock with respect of which the rights were distributed. The foregoing discussion of allocation of basis, and the remainder of this Opinion, applies only to shareholders of common stock of Ocean Thermal. Holders of warrants or other convertible securities should seek individual counsel on the issue of the allocation of basis and on all other issues discussed below.

3. If an Ocean Thermal shareholder exercises a subscription right, the shareholder will not recognize any gain or loss upon the exercise of the rights.

4. If an Ocean Thermal shareholder exercises a subscription right, the basis allocated to the right, if any (as explained in paragraph 3 above) will be added to the cost of the stock acquired using the right.

5. If an Ocean Thermal shareholder exercises a subscription right, the holding period of the stock purchased will begin on the date of exercise.

6. If an Ocean Thermal shareholder transfers a subscription right, the shareholder may recognize gain or loss depending upon the amount realized in the transfer and the basis (if any) allocated to the subscription right. For purposes of determining whether the gain or loss is long-term or short-term, the holding period of the subscription rights will include the holding period of the common stock with respect to which the subscription rights were distributed.

E. Limitations

1. Except as otherwise indicated, the opinions contained in this letter are based upon the Code and its legislative history, the Treasury regulations promulgated thereunder (the "Regulations"), judicial decisions, and current administrative rulings and practices of the Internal Revenue Service, all as in effect on the date of this letter. These authorities may be amended or revoked at any time. Any such changes may or may not be retroactive with respect to transactions entered into or contemplated prior to the effective date thereof and could significantly alter the conclusions reached in this letter. There is no assurance that legislative, judicial, or administrative changes will not occur in the future. We assume no obligation to update or modify this letter to reflect any developments that may occur after the date of this letter.

2. The opinions expressed herein represent counsel's best legal judgment and are not binding upon the Internal Revenue Service or the courts and are dependent upon the accuracy and completeness of Amendment No. 2 and the factual representations

contained therein. To the extent that any of the factual representations provided to us in the Certificate are with respect to matters set forth in the Code or the Regulations, we have reviewed with the individuals making such factual representations the relevant portions of the Code and the applicable Regulations and are reasonably satisfied that such individuals understand such provisions and are capable of making such factual representations. We have made no independent investigation of the facts contained in Amendment No. 2. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such assumptions, facts or documents in a material way. Any material inaccuracy or incompleteness in these documents, assumptions or factual representations could adversely affect the opinions stated herein.

3. No opinion is expressed as to any federal income tax consequence of the Rights Offering or the other transactions contemplated except as specifically set forth herein, and this opinion may not be relied upon except with respect to the consequences specifically discussed herein. This opinion does not address the various state, local or foreign tax consequences that may result from the Rights Offering.

4. No opinion is expressed as to the value of any of the rights distributed in the Rights Offering,

5. Our opinion is a limited scope opinion that addresses only the issues described in Section D of this letter. Additional issues may exist that affect the federal income tax treatment of the Rights Offering or the parties to the Rights Offering that are not addressed by this limited scope opinion and this opinion cannot be relied on for the purpose of avoiding tax penalties with regard to any such federal income tax issue that is not addressed in Section D of this letter.

6. This opinion letter is issued to Ocean Thermal solely for the benefit of Ocean Thermal and its shareholders in connection with the Rights Offering. This opinion letter may be filed as an exhibit to Amendment No. 2. Furthermore, we consent to the reference Sichenzia Ross Friedman Ference LLP, under the caption "Material Federal Income Tax Consequences" in Amendment No. 2. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

Sichenzia Ross Friedman Ference LLP

Sichenzia Ross Friedman Ference LLP